Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February, 2017

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

ITEM

1.	2016 Financial Report

2.	4Q16 and 2016 Earnings release

3.	Board of Directors Minutes

4.	Fiscal Council Minutes

5.	Notice to Shareholders

(Convenience Translation into English from

the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Individual and Consolidated

Financial Statements

for the Year Ended

December 31, 2016 and

Independent Auditor’s Report

on Financial Statements

Deloitte Touche Tohmatsu Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Individual and Consolidated Financial Statements

for the Years Ended December 31, 2016 and 2015

Deloitte Touche Tohmatsu Av. Dr. Chucri Zaidan, nº 1240 4º ao 12º andares – Golden Tower 04711-130 – São Paulo – SP Brasil Tel: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders, Directors and Management of

Ultrapar Participações S.A.

Opinion

We have audited the accompanying individual and consolidated financial statements of Ultrapar Participações S.A. (“Company”), identified as parent and consolidated, respectively, which comprise the balance sheet as at December 31, 2016, and the income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and notes to the individual and consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements present fairly, in all material respects, the individual and consolidated financial position of the Ultrapar Participações S.A. and its subsidiaries as at December 31, 2016, and their individual and consolidated financial performance and their individual and consolidated cash flows for the year then ended in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Individual and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements in the Code of Ethics for Professional Accountants and the professional standards issued by the Federal Accounting Council (“CFC”), and we have fulfilled our other ethical responsibilities in accordance with these standards. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

“Deloitte” refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each DTTL member firm are legally separate and independent entities, which cannot obligate each other. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/about for a more detailed description of DTTL and its member firms.

Deloitte provides audit, consulting, financial advisory, risk management, and tax services to public and private clients spanning multiple industries. Deloitte serves four of each five organizations listed in Fortune Global 500®, through a globally connected network of member firms in more than 150 countries, bringing world-class capabilities and high-quality and service to clients, delivering the insights they need to address their most complex business challenges. To know more about the approximately 225,000 Deloitte professionals have positively impacted to our clients, connect to us via Facebook, LinkedIn, and Twitter

© 2016 Deloitte Touche Tohmatsu Limited.

Recoverable amount of Imifarma’s goodwill

The impairment test of the goodwill of Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Imifarma”) was considered a key audit matter because it involves Management’s estimate and judgment in establishing the assumptions used to determine the recoverable amount based on the discounted cash flow model and the sensitivity and subjectivity of key assumptions, i.e., the revenue growth rate, the costs and expenses for the projection period, the growth rate for perpetuity and the discount rate. This matter was considered a significant audit risk and significantly involved, therefore, our attention and our judgment. We assessed the design, implementation and effectiveness of the relevant internal controls determined by Management on the goodwill impairment testing. In order to address the goodwill impairment risk, among other procedures, we tested the impairment test prepared by Management with the assistance of an internal fair value specialist to determine the reasonableness of the model used, make the mathematical recalculation of the discounted cash flows, and test the components of the discount rate, taking into account market and industry benchmarks. We also conducted a retrospective analysis of realized earnings as opposed to future earnings projections and a comparative analysis of the growth rates and the margins as opposed to other players in the pharmaceutical retail segment and economic indicators, and finally a sensitivity analysis of the key assumptions determined by Management. We also assessed the adequacy of the disclosures related to Imifarma’s goodwill impairment test, disclosed in Note 13 to the financial statements.

Fire in Santos terminal

The fire in Santos terminal in 2015 was considered a key audit matter in our current audit work because it is an unusual event and involves Management’s exercising judgment and making estimates in applying the relevant accounting policy and in measuring, recognizing and disclosing the environmental risks, the assets related to the insurance claim receivable from insurance companies and customers’ and third-parties’ compensation liabilities. Accordingly, this matter was classified as a significant unusual transaction and significantly involved, therefore, our attention and our judgment. We assessed the balances recorded as indemnity assets and liabilities by analyzing the insurance policies, the insurance indemnity agreements, the contracts with customers, the listing of customer and third-party claims and litigation, and confirmation replies from the outside legal counsel. Additionally, we analyzed the legal opinion and external reports on the assessment of environmental impacts and challenged Management assumptions with the assistance of an internal sustainability specialist, in order to assess the reasonableness of the measurement and recognition of the impacts of the fire. We assessed the representations from the internal legal department and considered the related subsequent events after the end of the 2016 reporting period, including the confirmation replies from the outside legal counsel. We also assessed the adequacy of the disclosures made in Notes 20.b.2.2) and 33 to the financial statements.

Administrative proceedings brought by the Administrative Council for Economic Defense (CADE)

The analysis of the impacts of the administrative proceedings brought by the CADE in 2016 was considered a key audit matter due to its complexity and because it involves Management judgment regarding the assessment of the likelihood of loss and the disclosure in the financial statements. We involved senior engagement team members to challenge Management’s analyses. We tested Management’s analysis through inquiries to the internal legal department, the outside legal counsel and the Company’s Management, and obtaining of a legal opinion from the outside legal counsel and formal representations from the Company’s legal department and Management. We challenged the main assumptions used by Management on the likelihood of loss, assessed the contradictory evidence and involved specialists on technical standards and accounting professionals to assess the accounting and disclosure impacts. We also assessed the adequacy of the disclosures related to said administrative proceedings, disclosed in Note 20.b.2.3) to the financial statements.

© 2017 Deloitte Touche Tohmatsu. All rights reserved.	4

Other Matters

Statements of value added

The individual and consolidated statements of value added (“DVA”) for the year ended December 31, 2016, prepared under the responsibility of the Company’s Management, and presented as supplemental information for IFRS, were subject to auditing procedures performed in conjunction with the audit of the Company’s financial statements. In forming our opinion, we assessed whether these statements are reconciled with the financial statements and accounting records, as applicable, and whether its form and content are in accordance with the criteria prescribed by technical pronouncement CPC 09 – Statement of Value Added. In our opinion, these statements of value added are fairly presented, in all material respects, in accordance with the criteria set out in this technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Other Information Accompanying the Individual and Consolidated Financial Statements and the Independent Auditor’s Report

Management is responsible for such other information. The other information comprises the Management Report .

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether such report is materially inconsistent with the individual and consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Individual and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (“IFRSs”), issued by the IASB, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

© 2017 Deloitte Touche Tohmatsu. All rights reserved.	5

Auditor’s Responsibilities for the Audit of the Individual and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these individual and consolidated financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

•	Conclude on the appropriateness of Management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company and its subsidiaries to continue as going concerns. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as going concerns.

•	Evaluate the overall presentation, structure and content of the individual and consolidated financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

© 2017 Deloitte Touche Tohmatsu. All rights reserved.	6

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the individual and consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The accompanying individual and consolidated financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 22, 2017

DELOITTE TOUCHE TOHMATSU	Délio Rocha Leite
Auditores Independentes	Engagement Partner

© 2017 Deloitte Touche Tohmatsu. All rights reserved.	7

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of December 31, 2016 and 2015

(In thousands of Brazilian Reais)

		Parent		Consolidated
Assets	Note	2016	2015	2016	2015
Current assets
Cash and cash equivalents	4	127,944	48,061	4,274,158	2,702,893
Financial investments	4	1,052	6,708	1,412,587	803,304
Trade receivables, net	5	—	—	3,502,322	3,167,164
Inventories, net	6	—	—	2,761,207	2,495,237
Recoverable taxes, net	7	37,620	48,019	541,772	628,778
Dividends receivable		354,150	392,127	8,616	2,710
Other receivables		3,884	6,051	20,573	29,787
Trade receivables – insurer’s indemnification	33	—	—	366,678	—
Prepaid expenses, net	10	98	89	123,883	81,476

Total current assets		524,748	501,055	13,011,796	9,911,349
Non-current assets
Financial investments	4	—	—	15,104	466,965
Trade receivables, net	5	—	—	227,085	152,239
Related parties	8.a	772,425	782,404	490	490
Deferred income and social contribution taxes	9.a	22,462	8,680	417,344	306,005
Recoverable taxes, net	7	35,010	4,037	182,617	135,449
Escrow deposits	20.a	148	148	778,770	740,835
Other receivables		—	—	2,678	16,507
Prepaid expenses, net	10	—	—	222,518	146,664

		830,045	795,269	1,846,606	1,965,154
Investments
In subsidiaries	11.a	8,190,100	7,619,441	—	—
In joint-ventures	11.a; 11.b	45,409	31,514	116,142	79,377
In associates	11.c	—	—	22,731	21,537
Other		—	—	2,814	2,814
Property, plant, and equipment, net	12	—	—	5,787,982	5,438,895
Intangible assets, net	13	246,163	246,163	3,371,599	3,293,935

		8,481,672	7,897,118	9,301,268	8,836,558
Total non-current assets		9,311,717	8,692,387	11,147,874	10,801,712

Total assets		9,836,465	9,193,442	24,159,670	20,713,061

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of December 31, 2016 and 2015

(In thousands of Brazilian Reais)

		Parent		Consolidated
Liabilities	Note	2016	2015	2016	2015
Current liabilities
Loans	14	—	—	1,821,398	1,048,098
Debentures	14.g	32,479	33,560	651,591	47,372
Finance leases	14.i	—	—	2,615	2,385
Trade payables	15	330	2,636	1,709,653	1,460,532
Salaries and related charges	16	204	195	362,718	404,313
Taxes payable	17	726	877	171,033	168,804
Dividends payable	23.g	316,848	293,460	320,883	298,791
Income and social contribution taxes payable		—	301	139,981	216,883
Post-employment benefits	18.b	—	—	24,940	13,747
Provision for asset retirement obligation	19	—	—	4,563	5,232
Provision for tax, civil, and labor risks	20.a	—	—	52,694	45,322
Trade payables – customers’ indemnification	33	—	—	99,863	—
Other payables		2,359	1,359	102,714	97,492
Deferred revenue	21	—	—	22,300	24,420

Total current liabilities		352,946	332,388	5,486,946	3,833,391
Non-current liabilities
Loans	14	—	—	6,800,135	5,561,401
Debentures	14.g	799,904	799,554	2,095,290	2,198,843
Finance leases	14.i	—	—	46,101	43,509
Related parties	8.a	679	5	4,272	4,372
Deferred income and social contribution taxes	9.a	—	—	7,645	13,016
Post-employment benefits	18.b	—	—	119,811	112,848
Provision for asset retirement obligation	19	—	—	73,001	69,484
Provision for tax, civil, and labor risks	20.a	1,884	4,221	727,088	684,660
Deferred revenue	21	—	—	12,510	11,036
Subscription warrants – indemnification	22	153,429	112,233	153,429	112,233
Other payables		—	—	74,884	94,139

Total non-current liabilities		955,896	916,013	10,114,166	8,905,541
Shareholders’ equity
Share capital	23.a	3,838,686	3,838,686	3,838,686	3,838,686
Capital reserve	23.c	552,038	546,607	552,038	546,607
Treasury shares	23.b	(483,879)	(490,881)	(483,879)	(490,881)
Revaluation reserve	23.d	5,339	5,590	5,339	5,590
Profit reserves	23.e	4,466,392	3,801,999	4,466,392	3,801,999
Additional dividends to the minimum mandatory dividends	23.g	165,515	157,162	165,515	157,162
Valuation adjustments	2.c; 2.o; 23.f	(23,987)	18,953	(23,987)	18,953
Cumulative translation adjustments	2.c; 2.r; 23.f	7,519	66,925	7,519	66,925

Shareholders’ equity attributable to:
Shareholders of the Company		8,527,623	7,945,041	8,527,623	7,945,041
Non-controlling interests in subsidiaries		—	—	30,935	29,088

Total shareholders’ equity		8,527,623	7,945,041	8,558,558	7,974,129

Total liabilities and shareholders’ equity		9,836,465	9,193,442	24,159,670	20,713,061

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the years ended December 31, 2016 and 2015

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	2016	2015	2016	2015
Net revenue from sales and services	24	—	—	77,352,955	75,655,274
Cost of products and services sold	25	—	—	(70,342,723)	(68,933,702)

Gross profit		—	—	7,010,232	6,721,572
Operating income (expenses)
Selling and marketing	25	—	—	(2,651,501)	(2,516,561)
General and administrative	25	—	(13)	(1,445,859)	(1,321,341)
Gain (loss) on disposal of property, plant and equipment and intangibles	26	—	—	(6,134)	27,276
Other operating income, net	27	36	29,817	198,972	50,584

Operating income before financial income (expenses) and share of profit of subsidiaries, joint ventures and associates		36	29,804	3,105,710	2,961,530
Financial income	28	140,895	175,398	513,243	426,429
Financial expenses	28	(167,152)	(135,569)	(1,355,819)	(1,129,767)
Share of profit (loss) of subsidiaries, joint ventures and associates	11	1,579,403	1,457,750	7,476	(10,884)

Income before income and social contribution taxes		1,553,182	1,527,383	2,270,610	2,247,308

Income and social contribution taxes
Current	9.b	(5,379)	(31,119)	(899,409)	(801,959)
Deferred	9.b	13,782	7,202	100,505	(14,813)
Tax incentives	9.b; 9.c	—	—	98,912	82,436

		8,403	(23,917)	(699,992)	(734,336)
Net income for the year		1,561,585	1,503,466	1,570,618	1,512,972

Net income for the year attributable to:
Shareholders of the Company		1,561,585	1,503,466	1,561,585	1,503,466
Non-controlling interests in subsidiaries		—	—	9,033	9,506
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	29	2.8844	2.7649	2.8844	2.7649
Diluted	29	2.8626	2.7433	2.8626	2.7433

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the years ended December 31, 2016 and 2015

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	2016	2015	2016	2015
Net income for the year attributable to shareholders of the Company		1,561,585	1,503,466	1,561,585	1,503,466
Net income for the year attributable to non-controlling interests in subsidiaries		—	—	9,033	9,506

Net income for the year		1,561,585	1,503,466	1,570,618	1,512,972

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments	2.c; 23.f	(34,667)	7,733	(34,667)	7,733
Cumulative translation adjustments, net of hedge of net investments in foreign operations	2.c; 2.r; 23.f	(59,406)	23,733	(59,406)	23,733
Items that are not subsequently reclassified to profit or loss:
Actuarial gains (loss) of post-employment benefits, net	2.o; 23.f	(8,273)	4,071	(8,273)	4,071

Total comprehensive income for the year		1,459,239	1,539,003	1,468,272	1,548,509

Total comprehensive income for the year attributable to shareholders of the Company		1,459,239	1,539,003	1,459,239	1,539,003
Total comprehensive income for the year attributable to non-controlling interest in subsidiaries		—	—	9,033	9,506

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2016 and 2015

(In thousands of Brazilian Reais, except dividends per share)

	Note	Share capital	Capital reserve	Revaluation reserve on subsidiaries	Profit reserve			Cumulative other comprehensive income		Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders’ equity attributable to:		Consolidated shareholders’ equity
					Legal Reserve	Investments statutory reserve	Retained earnings reserve	Valuation adjustments	Cumulative translation adjustments				Shareholders of the Company	Non-controlling interests in subsidiaries
Balance as of December, 31 2014		3,838,686	547,462	5,848	397,177	1,439,461	1,333,066	7,149	43,192	—	(103,018)	188,976	7,697,999	28,596	7,726,595
Net income for the year		—	—	—	—	—	—	—	—	1,503,466	—	—	1,503,466	9,506	1,512,972
Other comprehensive income:
Fair value adjustments of financial instruments	2.c; 23.f	—	—	—	—	—	—	7,733	—	—	—	—	7,733	—	7,733
Actuarial gains of post-employment benefits, net	2.o; 23.f	—	—	—	—	—	—	4,071	—	—	—	—	4,071	—	4,071
Currency translation of foreign subsidiaries hedge of net investments in foreign operation	2.c; 2.r; 23.f	—	—	—	—	—	—	—	23,733	—	—	—	23,733	—	23,733

Total comprehensive income for the year		—	—	—	—	—	—	11,804	23,733	1,503,466	—	—	1,539,003	9,506	1,548,509
Acquisition of own shares to be held in treasury	23.b	—	(855)	—	—	—	—	—	—	—	(387,863)	—	(388,718)	—	(388,718)
Realization of revaluation reserve of subsidiaries	23.d	—	—	(258)	—	—	—	—	—	258	—	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	23.d	—	—	—	—	—	—	—	—	(120)	—	—	(120)	—	(120)
Transfer to investments reserve		—	—	—	—	138	—	—	—	(138)	—	—	—	—	—
Dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(2,757)	(2,757)
Acquisition of non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(9)	(9)
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(6,248)	(6,248)
Approval of additional dividends by the Shareholders’ Meeting	23.g	—	—	—	—	—	—	—	—	—	—	(188,976)	(188,976)	—	(188,976)
Allocation of net income:
Legal reserve	23.e; 23.g	—	—	—	75,173	—	—	—	—	(75,173)	—	—	—	—	—
Interim dividends (R$ 0.80 per share of the Company)	23.g	—	—	—	—	—	—	—	—	(436,842)	—	—	(436,842)	—	(436,842)
Proposed dividends (R$ 0.80 per share of the Company)	23.g	—	—	—	—	—	—	—	—	(434,467)	—	157,162	(277,305)	—	(277,305)
Retention of profits	23.e; 23.g	—	—	—	—	556,984	—	—	—	(556,984)	—	—	—	—	—

Balance as of December, 31 2015		3,838,686	546,607	5,590	472,350	1,996,583	1,333,066	18,953	66,925	—	(490,881)	157,162	7,945,041	29,088	7,974,129

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2016 and 2015

(In thousands of Brazilian Reais, except dividends per share)

	Note	Share capital	Capital reserve	Revaluation reserve on subsidiaries	Profit reserve			Cumulative other comprehensive income		Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders’ equity attributable to:		Consolidated shareholders’ equity
					Legal Reserve	Investments statutory reserve	Retained earnings reserve	Valuation adjustments	Cumulative translation adjustments				Shareholders of the Company	Non-controlling interests in subsidiaries
Balance as of December, 31 2015		3,838,686	546,607	5,590	472,350	1,996,583	1,333,066	18,953	66,925		(490,881)	157,162	7,945,041	29,088	7,974,129
Net income for the year		—	—	—	—	—	—	—	—	1,561,585	—	—	1,561,585	9,033	1,570,618
Other comprehensive income:
Fair value adjustments of financial instruments	2.c; 23.f	—	—	—	—	—	—	(34,667)	—	—	—	—	(34,667)	—	(34,667)
Actuarial losses of post-employment benefits, net	2.o; 23.f	—	—	—	—	—	—	(8,273)	—	—	—	—	(8,273)	—	(8,273)
Currency translation of foreign subsidiaries hedge of net investments in foreign operation	2.c; 2.r; 23.f	—	—	—	—	—	—	—	(59,406)	—	—	—	(59,406)	—	(59,406)

Total comprehensive income for the year		—	—	—	—	—	—	(42,940)	(59,406)	1,561,585	—	—	1,459,239	9,033	1,468,272
Sale of treasury shares	23.b	—	5,431	—	—	—	—	—	—	—	7,002	—	12,433	—	12,433
Realization of revaluation reserve of subsidiaries	23.d	—	—	(251)	—	—	—	—	—	251	—	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	23.d	—	—	—	—	—	—	—	—	(42)	—	—	(42)	—	(42)
Expired dividends		—	—	—	—	—	—	—	—	9,868	—	—	9,868	—	9,868
Transfer to investments reserve		—	—	—	—	10,077	—	—	—	(10,077)	—	—	—	—	—
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(7,186)	(7,186)
Approval of additional dividends by the Shareholders’ Meeting	23.g	—	—	—	—	—	—	—	—	—	—	(157,162)	(157,162)	—	(157,162)
Allocation of net income:
Legal reserve	23.e; 23.g	—	—	—	78,078	—	—	—	—	(78,078)	—	—	—	—	—
Interim dividends (R$ 0.80 per share of the Company)	23.g	—	—	—	—	—	—	—	—	(434,619)	—	—	(434,619)	—	(434,619)
Proposed dividends (R$ 0.87 per share of the Company)	23.g	—	—	—	—	—	—	—	—	(472,650)	—	165,515	(307,135)	—	(307,135)
Retention of profits	23.e; 23.g	—	—	—	—	576,238	—	—	—	(576,238)	—	—	—	—	—

Balance as of December, 31 2016		3,838,686	552,038	5,339	550,428	2,582,898	1,333,066	(23,987)	7,519	—	(483,879)	165,515	8,527,623	30,935	8,558,558

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the years ended December 31, 2016 and 2015

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	2016	2015	2016	2015
Cash flows from operating activities
Net income for the year		1,561,585	1,503,466	1,570,618	1,512,972
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	11	(1,579,403)	(1,457,750)	(7,476)	10,884
Depreciation and amortization	12; 13	—	—	1,103,538	1,002,647
PIS and COFINS credits on depreciation	12; 13	—	—	12,581	12,146
Asset retirement obligation	19	—	—	(2,785)	(3,949)
Interest, monetary, and foreign exchange rate variations		159,134	133,484	763,793	1,582,579
Deferred income and social contribution taxes	9.b	(13,782)	(7,202)	(100,505)	14,813
(Gain) loss on disposal of property, plant and equipment and intangibles	26	—	—	6,134	(27,276)
Others		—	—	(6,515)	13,313
Dividends received from subsidiaries and joint-ventures		941,052	1,021,917	7,925	3,417
(Increase) decrease in current assets
Trade receivables	5	—	—	(326,695)	(615,381)
Inventories	6	—	—	(262,993)	(615,390)
Recoverable taxes	7	10,399	(17,306)	87,006	(60,141)
Other receivables		2,167	9,830	(309,725)	13,555
Prepaid expenses	10	(9)	(50)	(39,980)	(14,209)
Increase (decrease) in current liabilities
Trade payables	15	(2,306)	2,100	249,121	181,030
Salaries and related charges	16	9	37	(41,595)	109,734
Taxes payable	17	(151)	767	2,229	29,969
Income and social contribution taxes		—	301	567,286	504,495
Post-employment benefits	18.b	—	—	11,193	—
Provision for tax, civil, and labor risks	20.a	—	—	7,372	(18,847)
Other payables		1,000	1,123	56,811	29,235
Deferred revenue	21	—	—	(2,120)	970
(Increase) decrease in non-current assets
Trade receivables	5	—	—	(74,846)	(8,433)
Recoverable taxes	7	(30,973)	19,085	(47,168)	(60,045)
Escrow deposits		—	—	(37,935)	(44,000)
Other receivables		—	—	13,829	(10,675)
Prepaid expenses	10	—	—	(65,847)	(15,437)
Increase (decrease) in non-current liabilities
Post-employment benefits	18.b	—	—	(40)	10,868
Provision for tax, civil, and labor risks	20.a	(2,337)	20	42,428	61,388
Other payables		—	—	(19,255)	20,130
Deferred revenue	21	—	—	1,474	3,327
Income and social contribution taxes paid		(301)	—	(644,188)	(422,010)

Net cash provided by operating activities		1,046,084	1,209,822	2,513,670	3,201,679

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the years ended December 31, 2016 and 2015

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	2016	2015	2016	2015
Cash flows from investing activities
Financial investments, net of redemptions		5,656	61,156	(163,625)	573,446
Acquisition of property, plant, and equipment	12	—	—	(1,015,199)	(803,503)
Acquisition of intangible assets	13	—	—	(651,171)	(609,600)
Capital increase in subsidiary	11.a	(10,613)	—	—	—
Capital increase in joint ventures	11.b	—	—	(47,281)	(41,080)
Proceeds from disposal of property, plant and equipment and intangibles	26	—	—	28,500	78,941

Net cash provided by (used in) investing activities		(4,957)	61,156	(1,848,776)	(801,796)

Cash flows from financing activities
Loans and debentures
Proceeds	14	—	799,042	3,676,874	2,384,589
Repayments	14	—	(800,000)	(812,520)	(2,824,543)
Interest paid	14	(118,669)	(153,557)	(1,057,580)	(855,190)
Payments of financial lease	14.i	—	—	(5,016)	(5,174)
Dividends paid		(865,661)	(822,963)	(873,270)	(831,654)
Acquisition of non-controlling interests of subsidiaries		—	—	—	(9)
Acquisition of own shares to be held in treasury		—	(388,718)	—	(388,718)
Sale of treasury shares		12,433	—	—	—
Related parties		10,653	24,052	(100)	—

Net cash used in financing activities		(961,244)	(1,342,144)	928,388	(2,520,699)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		—	—	(22,017)	(3,660)

Increase (decrease) in cash and cash equivalents		79,883	(71,166)	1,571,265	(124,476)

Cash and cash equivalents at the beginning of the year	4	48,061	119,227	2,702,893	2,827,369
Cash and cash equivalents at the end of the year	4	127,944	48,061	4,274,158	2,702,893

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the years ended December 31, 2016 and 2015

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	2016	%	2015	%	2016	%	2015	%
Revenue
Gross revenue from sales and services, except rents and royalties	24	—		—		79,861,246		77,909,310
Rebates, discounts, and returns	24	—		—		(703,305)		(360,777)
Allowance for doubtful accounts—Reversal (allowance)		—		—		(35,802)		(23,355)
Gain (loss) on disposal of property, plant and equipment and intangibles and other operating income, net	26; 27	—		29,784		192,838		77,860

		—		29,784		79,314,977		77,603,038
Materials purchased from third parties
Raw materials used		—		—		(4,531,024)		(4,146,956)
Cost of goods, products, and services sold		—		—		(65,660,157)		(64,712,767)
Third-party materials, energy, services, and others		6,427		6,127		(2,254,447)		(2,178,765)
Reversal of impairment losses		—		—		(8,572)		(6,199)

		6,427		6,127		(72,454,200)		(71,044,687)
Gross value added		6,427		35,911		6,860,777		6,558,351

Deductions
Depreciation and amortization	12;13	—		—		(1,103,538)		(1,002,647)
PIS and COFINS credits on depreciation	12;13	—		—		(12,581)		(12,146)

		—		—		(1,116,119)		(1,014,793)
Net value added by the Company		6,427		35,911		5,744,658		5,543,558

Value added received in transfer
Share of profit (loss) of subsidiaries, joint-ventures, and associates	11	1,579,403		1,457,750		7,476		(10,884)
Dividends at cost		36		33		—		—
Rents and royalties	24	—		—		124,302		118,601
Financial income	28	140,895		175,398		513,243		426,429

		1,720,334		1,633,181		645,021		534,146
Total value added available for distribution		1,726,761		1,669,092		6,389,679		6,077,704

Distribution of value added
Labor and benefits		5,378	—	5,180	—	1,771,287	28	1,704,536	28
Taxes, fees, and contributions		(1,523)	—	25,526	2	1,574,291	25	1,603,455	26
Financial expenses and rents		161,321	9	134,920	8	1,473,483	23	1,256,741	21
Dividends paid		907,269	53	871,309	52	914,455	14	874,066	14
Retained earnings		654,316	38	632,157	38	656,163	10	638,906	11

Value added distributed		1,726,761	100	1,669,092	100	6,389,679	100	6,077,704	100

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of Săo Paulo – SP, Brazil.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas—LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products, through Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”). For further information about segments see Note 30.

2.	Presentation of Financial Statements and Summary of Significant Accounting Policies

The Company’s individual and consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and in accordance with accounting practices adopted in Brazil.

The accounting practices adopted in Brazil comprise the Brazilian Corporate Law and the Pronouncements, Guidelines and Interpretations issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

All relevant specific information of the financial statements, and only this information, is being presented and correspond to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s individual and consolidated financial statements is the Brazilian Real (“R$”), which is the Company’s functional currency.

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all years presented in the individual and consolidated financial statements.

a.	Recognition of Income

Revenue is measured at the fair value of the consideration received or receivable, net of sales returns, discounts, and other deductions, if applicable.

Revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. Revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. Revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. Revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. The revenue provided from storage services is recognized as services are performed.

Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and filling costs.

b.	Cash and Cash Equivalents

Includes cash, banks deposits, and short-term, highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Financial Assets

In accordance with International Accounting Standards (“IAS”) 32, IAS 39, and IFRS 7 (CPC 38, 39 and 40 (R1)), the financial assets of the Company and its subsidiaries are classified in accordance with the following categories:

•	Measured at fair value through profit or loss: financial assets held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation, and changes in fair value are recognized in profit or loss.

•	Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•	Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in shareholders’ equity are reclassified to profit or loss in case of prepayment.

•	Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus interest, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable, and other trade receivables.

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

•	Hedge accounting—fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•	Hedge accounting—cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the income statements. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

•	Hedge accounting—hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 31.

d.	Trade Receivables

Trade receivables are recognized at the amount invoiced, adjusted to present value if applicable, and includes all direct taxes attributable to the Company and its subsidiaries. An allowance for doubtful accounts is recorded based on estimated losses and is set at an amount deemed by management to be sufficient to cover any probable loss on realization of trade receivables (see Notes 5 and 31—Customer Credit Risk).

e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet the Company and its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f.	Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the individual financial statements of the parent company.

A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the individual and consolidated financial statements (see Note 11).

An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control.

A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Property, Plant, and Equipment

Property, plant, and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant, and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.m and 19).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 12, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

h.	Leases

•	Finance Leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the lower of the straight-line method over the lower of the useful lives applicable to each group of assets or the contract terms, as mentioned in Notes 12 and 13. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 14.i).

•	Operating Leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option, or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expense in the income statement on a straight-line basis over the term of the lease contract (see Note 32.c).

i.	Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•	Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored by the Company for impairment testing purposes.

•	Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement.

•	Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 13 items i and vi).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Other Assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.u).

k.	Financial Liabilities

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures, finance leases and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method (see Note 14.j). Transaction costs incurred and directly attributable to the issue of shares or other equity instruments are recognized in equity and are not amortized.

l.	Income and Social Contribution Taxes on Income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates, considering the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the financial statements. The current rates in Brazil are 25% for income tax and 9% for social contribution on net income tax. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

m.	Provision for Asset Retirement Obligation – Fuel Tanks

The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability are monetarily restated using the National Consumer Price Index—IPCA until the respective tank is removed (see Note 19). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in income when they become known.

n.	Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 20).

o.	Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 18.b). The actuarial gains and losses are recognized in cumulative other comprehensive income in the “Valuation adjustments” and presented in the statement of shareholders’ equity. Past service cost is recognized in the income statement.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

p.	Other Liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, monetary restatement, and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

q.	Foreign Currency Transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the financial statements. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

r.	Basis for Translation of Financial Statements of Foreign Subsidiaries

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting year. Revenues and expenses are translated using the average exchange rate of each year and shareholders’ equity is translated at the historic exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in shareholders’ equity in cumulative other comprehensive income in the “cumulative translation adjustments” and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments in 2016 was a gain of R$ 7,519 (gain of R$ 66,925 in 2015)—see Note 23.f.

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location
Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Andina, C.A.	Bolivar	Venezuela
Oxiteno Uruguay S.A.	U.S. Dollar	Uruguay

The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its sales, purchases of goods, and financing activities are performed substantially in this currency.

According to IAS 29, Venezuela is classified as a hyperinflationary economy. As a result, the financial information of Oxiteno Andina, C.A. (“Oxiteno Andina”) was adjusted by the Venezuelan Consumer Price Index.

On March 9, 2016, the Venezuelan Central Bank issued Foreign Exchange Regulation No. 35, effective beginning March 10, 2016, altering the Venezuelan foreign exchange markets and regulating the legally recognized types of exchange rates:

a) DIPRO—Tipo de Cambio Protegido (Exchange Protected): Bolivar (“VEF”) is traded at an exchange rate of 9.975 VEF/US$ for purchase and 10.00 VEF/US$ for sale. This rate is applied to importation of essential goods (medicines and food) and raw materials and inputs related to the production of these sectors, which transactions are channeled through CENCOEX—Centro Nacional de Comercio Exterior en Venezuela;

b) DICOM—Tipo de Cambio Complementario Flotante de Mercado Supplemental (Floating Market Exchange): Bolivar is traded at the variable exchange rate of 673.7617 VEF/US$ for sale and reduced by 0.25% for purchase. This rate is applied to all unforeseen currency settlement transactions not expressly set forth in the Foreign Exchange Regulation, which transactions are processed through alternative currency markets.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The types of exchange rates previously regulated by the Foreign Exchange Regulation No. 33 were extinguished.

Due to the political and economic situation in Venezuela, the Company’s management reassessed the exchange rate used in the translation of financial statements and changed, on December 31, 2015, the rate from SICAD—Sistema Complementario de Administración de Divisas to SIMADI—Sistema Marginal de Divisas, due to the fact that currently this exchange rate is the one that most closely matches the best expression of the Venezuelan economy. Thus, beginning December 31, 2015, the amounts in Bolivar have been translated to the U.S. dollar at the exchange rate of SIMADI and subsequently translated into Brazilian Reais using the official exchange rate published by the Central Bank of Brazil. Due to the Foreign Exchange Regulation No. 35, beginning March 10, 2016, the Company began to use the DICOM exchange rate in the translation.

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the end of the reporting year. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized in income in 2016 amounted to R$ 3,425 (R$ 6,243 gain in 2015).

s.	Use of Estimates, Assumptions and Judgments

The preparation of the financial statements requires the use of estimates, assumptions, and judgments for the accounting of certain assets, liabilities, and income. Therefore, the Company’s and subsidiaries’ management use the best information available at the time of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The financial statements therefore include estimates, assumptions, and judgments related mainly to determining the fair value of financial instruments (Notes 2.c, 2.k, 4, 14 and 31), the determination of the allowance for doubtful accounts (Notes 2.d, 5 and 31), the determination of provisions for losses of inventories (Notes 2.e and 6), the determination of deferred income taxes amounts (Notes 2.l and 9), the determination of control in subsidiaries (Notes 2.f, 2.r, 3 and 11.a), the determination of joint control in joint venture (Notes 2.f, 11.a and 11.b), the determination of significant influence in associates (Notes 2.f and 11.c), the determination of exchange rate used to translation of Oxiteno Andina’ information (Note 2.r), the useful lives of property, plant, and equipment (Notes 2.g and 12), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.i and 13), provisions for assets retirement obligations (Notes 2.m and 19), provisions for tax, civil, and labor risks (Notes 2.n and 20), estimates for the preparation of actuarial reports (Notes 2.o and 18.b) and the determination of fair value of subscription warrants – indemnification (Notes 22 and 31). The actual result of the transactions and information may differ from their estimates.

t.	Impairment of Assets

The Company and its subsidiaries review, at least annually, the existence of any indication that an asset may be impaired. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (cash generating units -“CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

As of December 31, 2016, the Company recognized an impairment loss for subsidiary Oxiteno Andina (see Note 13.i).

u.	Adjustment to Present Value

The Company and its subsidiaries reviewed all items classified as non-current and, when relevant, current assets and liabilities, and did not identify the need to recognize present value adjustments.

v.	Business Combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquired is measured at fair value or based on its interest in identifiable net assets acquired. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the income statement. Costs related to the acquisition are recorded in the income statement when incurred.

w.	Statements of Value Added

As required by Brazilian Corporate Law, the Company and its subsidiaries prepare the individual and consolidated statements of value added (“DVA”) according to CPC 09 – Statement of Value Added, as an integral part of the financial statements as applicable to publicly-traded companies, and as supplemental information for IFRS, which does not require the presentation of DVA.

x.	Statements of Cash Flows

The Company and its subsidiaries prepared its individual and consolidated statements of cash flows in accordance with IAS 7 (CPC 03)—Cash Flow Statement. The Company and its subsidiaries present the interest paid on loans and debentures in financing activities.

y.	Adoption of the Pronouncements Issued by CPC and IFRS

The following standards, amendments, and interpretations to IFRS were issued by the IASB but are not yet effective and were not adopted as of December 31, 2016:

	Equivalent CPC	Effective date
• IAS 7—Disclosure Initiative – Amendments to IAS 7: clarifications made by the IASB related to liabilities arising from financing activities.	03 (R2)	2017
• IAS 12—Recognition of Deferred Tax Assets for Unrealised Losses – Amendments to IAS 12: clarifications made by the IASB on the recognition of deferred tax assets on unrealised losses.	32	2017
• IFRS 9—Financial instrument classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance.	48	2018
• IFRS 15—Revenue from contracts with customers: establish the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.	47	2018
• IFRS 16—Lease: requires lessees record, in the financial statements, a liability reflecting future payments of a lease and the right to use an asset for the lease contracts, except for certain short-term leases and low asset value contracts. The criteria for recognition and measurement of leases in the financial statements of lessors are substantially maintained.	*	2019

(*)	CPC has not yet issued pronouncements equivalent to this IFRS, but is expected to do so before the date it becomes effective. The adoption of IFRS is subject to prior approval by the CVM.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The Company is assessing the potential effects of these standards.

z.	Authorization for Issuance of the Financial Statements

These financial statements were authorized for issue by the Board of Directors on February 22, 2017.

3.	Principles of Consolidation, Investments in Subsidiaries and Acquisition Under to Approval

a)	Principles of Consolidation

The consolidated financial statements were prepared following the basic principles of consolidation established by IFRS 10 (CPC 36 (R3)). Investments of one company in another, balances of asset and liability accounts, and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated shareholders’ equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated income statement and other comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated income statement and other comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b)	Investments in Subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries:

			% interest in the share
			12/31/2016		12/31/2015
			Control		Control
	Location	Segment	Direct control	Indirect control	Direct control	Indirect control
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	—	100	—
am/pm Comestíveis Ltda.	Brazil	Ipiranga	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	—	100	—	100
Icorban—Correspondente Bancário Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Lubrificantes S.A. (1)	Brazil	Ipiranga	—	100	—	—
Companhia Ultragaz S.A.	Brazil	Ultragaz	—	99	—	99
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	—	100	—	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	—	57	—	57
LPG International Inc.	Cayman Islands	Ultragaz	—	100	—	100
Imaven Imóveis Ltda.	Brazil	Others	—	100	—	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	—	100	—	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	Oxiteno	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	—	100	—	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	—	100	—	100
Barrington S.L.	Spain	Oxiteno	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno USA LLC	United States	Oxiteno	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Overseas Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Andina, C.A.	Venezuela	Oxiteno	—	100	—	100
Oxiteno Europe SPRL	Belgium	Oxiteno	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	—	100	—	100
Oxiteno Shanghai LTD.	China	Oxiteno	—	100	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	—	100	—	100
Ultracargo—Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	—	100	—
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	—	99	—	99
Ultrapar International S.A. (2)	Luxembourg	Others	100	—	—	—
SERMA—Ass. dos usuários equip. proc. de dados	Brazil	Others	—	100	—	100

The percentages in the table above are rounded.

(1)	On August 4, 2016, the Company through its subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) entered into an association agreement with Chevron Brasil Lubrificantes Ltda. (“Chevron”) to create a new company in the lubricants market. Under this agreement, the association will be formed by Ipiranga’s and Chevron’s lubricants operations in Brazil. Ipiranga and Chevron will hold 56% and 44%, respectively, of the new company’s capital. On February 9, 2017, this transaction was approved without restrictions through an opinion issued by the General Superintendence (“SG”) of the Brazilian Antitrust Authority (“CADE”). The decision of the SG was published in the Brazilian Federal Official Gazette on February 10, 2017, and from this last date, there is a period of 15 days that the parties must wait for the approval to be formally validated. In September 2016, Ipiranga Lubrificantes S.A was established in order to segregate Ipiranga’s lubricants operations from IPP.

(2)	In view of the Company’s international expansion plan, subsidiary Ultrapar International S.A. (“Ultrapar International”) was established in September 2016.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c)	Acquisition Under to Approval

On June 12, 2016, the Company through its subsidiary IPP entered into a sale and purchase agreement for the acquisition of 100% of Alesat Combustíveis S.A. (“ALE”) and the assets comprising its operations. The total transaction amount is R$ 2,168 million, which will be reduced by ALE’s net debt as of December 31, 2015 and is subject to working capital and net debt adjustments on the closing date of the transaction. The amount will be paid in domestic currency reduced by ALE’s net debt, by an escrow account in the amount of R$ 300 million in order to secure the payment of potential liabilities or contingencies, and by an additional amount to cover net debt and working capital adjustments. On August 3, 2016, the extraordinary general shareholders’ meeting of Ultrapar approved the transaction. The closing of the acquisition is subject to certain usual conditions precedent in transactions of similar nature, mainly the approval by CADE.

On November 17, 2016, the Company through its subsidiary Companhia Ultragaz S.A. (“Cia Ultragaz”), entered into a sale and purchase agreement for the acquisition of 100% of the capital stock of Liquigás Distribuidora S.A (“Liquigás”). The total transaction amount is R$ 2,665 million and will be adjusted by the Interbank Certificate of Deposit (“CDI”), between the execution date and transaction closing date. The amount will still be subject to adjustments related to the variations in Liquigás’ working capital and net debt between December 31, 2015 and the closing date of the transaction. On January 23, 2017, the extraordinary general shareholders’ meeting of Ultrapar approved the transaction. The closing of the acquisition is subject to certain usual conditions precedent in transactions of similar nature, mainly the approval by CADE.

4.	Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the CDI, in repurchase agreement and in short term investments funds, whose portfolio comprised exclusively of Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 31, according to their characteristics and intention of the Company and its subsidiaries.

The balance of cash, cash equivalents and financial investments (consolidated) amounted to R$ 5,701,849 in 2016 (R$ 3,973,162 as of December 31, 2015) and are distributed as follows:

•	Cash and Cash Equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent		Consolidated
	2016	2015	2016	2015
Cash and bank deposits
In local currency	84	120	47,177	92,160
In foreign currency	—	—	66,141	99,856
Financial investments considered cash equivalents
In local currency
Fixed-income securities	127,860	47,941	3,837,807	2,497,903
In foreign currency
Fixed-income securities	—	—	323,033	12,974

Total cash and cash equivalents	127,944	48,061	4,274,158	2,702,893

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

•	Financial Investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	Parent		Consolidated
	2016	2015	2016	2015
Financial investments
In local currency
Fixed-income securities and funds	1,052	6,708	1,174,458	801,587
In foreign currency
Fixed-income securities and funds	—	—	34,775	35,013
Currency and interest rate hedging instruments (a)	—	—	218,458	433,669

Total financial investments	1,052	6,708	1,427,691	1,270,269

Current	1,052	6,708	1,412,587	803,304

Non-current	—	—	15,104	466,965

(a)	Accumulated gains, net of income tax (see Note 31).

5.	Trade Receivables (Consolidated)

The composition of trade receivables is as follows:

	2016	2015
Domestic customers	3,315,783	2,971,019
Reseller financing—Ipiranga	466,277	350,119
Foreign customers	180,679	199,081
(-) Allowance for doubtful accounts	(233,332)	(200,816)

Total	3,729,407	3,319,403

Current	3,502,322	3,167,164

Non-current	227,085	152,239

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of trade receivables, gross of allowance for doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
2016	3,962,739	3,326,934	167,790	44,152	23,738	60,150	339,975
2015	3,520,219	3,080,681	113,136	22,834	13,473	30,411	259,684

Movements in the allowance for doubtful accounts are as follows:

Balance in 2014	178,444
Additions	44,380
Write-offs	(22,008)

Balance in 2015	200,816
Additions	48,402
Write-offs	(15,886)

Balance in 2016	233,332

For further information about allowance for doubtful accounts see Note 31 – Customer credit risk.

6.	Inventories (Consolidated)

The composition of inventories is as follows:

	2016			2015
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Finished goods	425,335	(19,801)	405,534	400,994	(7,649)	393,345
Work in process	2,011	—	2,011	1,723	—	1,723
Raw materials	246,974	(1,147)	245,827	257,700	(1,026)	256,674
Liquefied petroleum gas (LPG)	71,466	(5,761)	65,705	58,875	(5,761)	53,114
Fuels, lubricants, and greases	1,317,042	(2,851)	1,314,191	1,205,598	(729)	1,204,869
Consumable materials and other items for resale	138,610	(7,619)	130,991	103,013	(9,259)	93,754
Pharmaceutical, hygiene, and beauty products	352,187	(9,985)	342,202	303,603	(9,568)	294,035
Advances to suppliers	228,871	—	228,871	171,726	—	171,726
Properties for resale	25,982	(107)	25,875	25,997	—	25,997

	2,808,478	(47,271)	2,761,207	2,529,229	(33,992)	2,495,237

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Movements in the provision for losses are as follows:

Balance in 2014	46,325
Additions to net realizable value adjustment	2,003
Reversals of obsolescence and other losses	(14,336)

Balance in 2015	33,992
Additions to net realizable value adjustment	12,393
Additions of obsolescence and other losses	886

Balance in 2016	47,271

The breakdown of provisions for losses related to inventories is shown in the table below:

	2016	2015
Net realizable value adjustment	26,530	14,137
Obsolescence and other losses	20,741	19,855

Total	47,271	33,992

7.	Recoverable Taxes

Recoverable taxes are substantially represented by credits of State VAT (ICMS), Contribution for Social Security Financing (COFINS), Social Integration Program (PIS), Income Tax (IRPJ), and Social Contribution (CSLL).

	Parent		Consolidated
	2016	2015	2016	2015
IRPJ and CSLL	72,630	52,055	195,276	197,890
ICMS	—	—	459,255	350,325
Provision for ICMS losses (1)	—	—	(68,683)	(64,891)
PIS and COFINS	—	—	109,552	248,254
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina, Oxiteno Uruguay and Ultrapar International	—	—	22,121	22,791
Excise tax—IPI	—	—	3,121	4,542
Others	—	1	3,747	5,316

Total	72,630	52,056	724,389	764,227

Current	37,620	48,019	541,772	628,778

Non-current	35,010	4,037	182,617	135,449

(1)	The provision for ICMS losses relates to tax credits that the subsidiaries believe will not be utilized or offset in the future, based on its estimative, and its movements are as follows:

Balance in 2014	67,657
Write-offs, additions and reversals, net	(2,766)

Balance in 2015	64,891
Write-offs, additions and reversals, net	3,792

Balance in 2016	68,683

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related Parties

a.	Related Parties

•	Parent Company

	Assets	Liabilities
	Debentures (1)	Account payable	Financial income
Ipiranga Produtos de Petróleo S.A.	772,425	—	126,968
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	679	—

Total in 2016	772,425	679	126,968

	Assets	Liabilities
	Debentures (2)	Account payable	Financial income
Ipiranga Produtos de Petróleo S.A.	782,404	—	146,185
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	5	—

Total in 2015	782,404	5	146,185

(1)	In March 2016, the subsidiary IPP made its third private offering in one single series of 75 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais) each, nonconvertible into shares and unsecured. The Company subscribed the total debentures with maturity on March 31, 2021 and semiannual interest linked to CDI.
(2)	In March 2009, the subsidiary IPP made its first private offering in a single series of 108 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais), nonconvertible into shares, unsecured debentures. The Company subscribed 75 debentures with maturity on March 31, 2016 and semiannual remuneration linked to CDI. The debentures subscribed by Ultrapar were settled on the maturity date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

•	Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	—	—	—	1,534
Química da Bahia Indústria e Comércio S.A.	—	2,946	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	7,259	5,820
Refinaria de Petróleo Riograndense S.A.	—	—	—	18,186
Others	490	1,326	—	—

Total in 2016	490	4,272	7,259	25,540

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	—	—	—	1,506
Química da Bahia Indústria e Comércio S.A.	—	3,046	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	12,553	6,562
Refinaria de Petróleo Riograndense S.A.	—	—	—	23,784
Others	490	1,326	—	—

Total in 2015	490	4,372	12,553	31,852

(1)	Included in “trade receivables” and “trade payables,” respectively.

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda	6	18,079
Refinaria de Petróleo Riograndense S.A.	—	958,007
ConectCar Soluções de Mobilidade Eletrônica S.A.	13,329	1,424

Total in 2016	13,335	977,510

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda.	6	12,353
Refinaria de Petróleo Riograndense S.A.	—	615,014
ConectCar Soluções de Mobilidade Eletrônica S.A.	18,205	—

Total in 2015	18,211	627,367

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to the adhesion to Ipiranga’s marketing plan and services provided. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 14.k). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries, and its associates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. In addition, the chief executive officer is entitled to additional long term variable compensation relating to the Company’s shares’ performance between 2013 and 2018, reflecting the target of more than doubling the share value of the Company in 5 years. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post-employment benefits in Note 18.b).

The Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	2016	2015
Short-term compensation	40,306	37,759
Stock compensation	5,427	6,126
Post-employment benefits	3,336	2,936
Long-term compensation	2,473	2,302

Total	51,542	49,123

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Deferred Stock Plan

On April 27, 2001, the General Shareholders’ Meeting approved a benefit plan to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company and its subsidiaries have the voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. The fair value of the awards were determined on the grant date based on the market value of the shares on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five and ten years from the grant date.

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 4, 2016	190,000	2021 to 2023	65.43	17,147	(2,427)	14,720
December 9, 2014	590,000	2019 to 2021	50.64	41,210	(14,582)	26,628
March 5, 2014	83,400	2019 to 2021	52.15	5,999	(2,887)	3,112
February 3, 2014	150,000	2018 to 2020	55.36	11,454	(6,867)	4,587
November 7, 2012	320,000	2017 to 2019	42.90	19,098	(13,563)	5,535
December 14, 2011	80,000	2016 to 2018	31.85	5,272	(4,522)	750
November 10, 2010	86,672	2015 to 2017	26.78	9,602	(9,221)	381
December 16, 2009	—	2014 to 2016	20.75	7,155	(7,155)	—
November 9, 2006	—	2016	11.62	3,322	(3,322)	—

	1,500,072			120,259	(64,546)	55,713

In 2016, the amortization in the amount of R$ 18,372 (R$ 16,935 in 2015) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance in 2014	2,212,864
Shares vested and transferred	(455,600)

Cancellation of granted shares due to termination of executive employment	(30,000)
Balance in 2015	1,727,264
Shares granted on March 4, 2016	190,000
Shares vested and transferred	(417,192)

Balance in 2016	1,500,072

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Income and Social Contribution Taxes

a.	Deferred Income and Social Contribution Taxes

The Company and its subsidiaries recognize deferred tax assets and liabilities which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant, and equipment, among others. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	2016	2015	2016	2015
Assets—Deferred income and social contribution taxes on:
Provision for impairment of assets	—	—	46,254	41,428
Provisions for tax, civil, and labor risks	29	22	163,096	140,707
Provision for post-employment benefits	—	—	54,185	42,297
Provision for differences between cash and accrual basis	—	—	18,452	989
Goodwill	—	—	17,823	33,894
Business combination – fiscal basis vs. accounting basis of goodwill	—	—	68,064	72,691
Provision for asset retirement obligation	—	—	23,419	22,418
Other provisions	22,433	8,658	136,463	145,336
Tax losses and negative basis for social contribution carryforwards (d)	—	—	78,682	59,233

Total	22,462	8,680	606,438	558,993
Offset the liabilities balance (*)	—	—	(189,094)	(252,988)

Net balance of assets	22,462	8,680	417,344	306,005

Liabilities—Deferred income and social contribution taxes on:
Revaluation of property, plant, and equipment	—	—	2,640	2,887
Lease	—	—	3,899	4,426
Provision for differences between cash and accrual basis	—	—	59,264	184,951
Provision for goodwill/negative goodwill	—	—	74,895	17,794
Business combination – fair value of assets	—	—	46,202	47,110
Temporary differences of foreign subsidiaries	—	—	2,290	2,855
Other provisions	—	—	7,549	5,981

Total	—	—	196,739	266,004
Offset the assets balance (*)	—	—	(189,094)	(252,988)

Net balance of liabilities	—	—	7,645	13,016

(*) The balances of the assets and liabilities of 2015 were reclassified to maintain comparability and consistency with the criteria of 2016 to offset deferred income tax and social contribution assets against deferred income tax and social contribution liabilities, in the same taxable entity and the same taxation authority as shown below.

	2015
	Amounts previously presented	Reclassification	Amounts reclassified
Assets—Deferred income and social contribution taxes	558,993	(252,988)	306,005
Liabilities—Deferred income and social contribution taxes	266,004	(252,988)	13,016

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	2016	2015
Initial balance	292,989	309,726
Deferred IRPJ and CSLL recognized in income of the year	100,505	(14,813)
Deferred IRPJ and CSLL recognized in other comprehensive income	18,938	(2,250)
Others	(2,733)	326

Final balance	409,699	292,989

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated
Up to 1 Year	90	153,365
From 1 to 2 Years	7,447	81,719
From 2 to 3 Years	7,477	67,003
From 3 to 5 Years	7,448	138,295
From 5 to 7 Years	—	109,636
From 7 to 10 Years	—	56,420

	22,462	606,438

b.	Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	2016	2015	2016	2015
Income before taxes and share of profit (loss) of subsidiaries, joint ventures, and associates	(26,221)	69,633	2,263,134	2,258,192
Statutory tax rates—%	34	34	34	34

Income and social contribution taxes at the statutory tax rates	8,915	(23,675)	(769,466)	(767,785)

Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(176)	(277)	(57,961)	(70,540)
Nontaxable revenues (ii)	13	11	7,561	3,753
Adjustment to estimated income (iii)	—	—	14,218	12,926
Interest on equity (iv)	(364)	—	(364)	—
Other adjustments	15	24	7,108	4,874

Income and social contribution taxes before tax incentives	8,403	(23,917)	(798,904)	(816,772)

Tax incentives—SUDENE	—	—	98,912	82,436

Income and social contribution taxes in the income statement	8,403	(23,917)	(699,992)	(734,336)

Current	(5,379)	(31,119)	(899,409)	(801,959)
Deferred	13,782	7,202	100,505	(14,813)
Tax incentives—SUDENE		—	98,912	82,436
Effective IRPJ and CSLL rates—%	32.0	34.3	30.9	32.5

(i)	Nondeductible expenses consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions;
(ii)	Nontaxable revenues consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;
(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries; and
(iv)	Interest on equity is an option set forth in the Brazilian corporate law to distribute profits to shareholders, calculated based on the long-term interest rate (“TJLP”), which does not affect the income statement, but is deductible for purposes of IRPJ and CSLL.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax Incentives—SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendency for the Development of the Northeast (“SUDENE”):

Subsidiary	Units		Incentive—%	Expiration
Bahiana Distribuidora de Gás Ltda.	Aracaju base		75	2017
	Suape base		75	2018
	Mataripe base (1)		75	2024
	Caucaia base (2)		75	2025
Terminal Químico de Aratu S.A. – Tequimar	Suape terminal		75	2020
	Aratu terminal		75	2022
	Itaqui terminal (3)		75	2025
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant		75	2021
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	(4)	75	2016

(1)	Due to modernization realized in the Mataripe base, SUDENE approved the 75% income tax reduction until 2024 through an appraisal report issued on December 30, 2015. On January 19, 2016, the constitutive benefit appraisal report was forwarded to the Brazilian Federal Revenue Service for approval within a term of 120 days. As a result of the expiration of the statutes of limitation for the Brazilian Federal Revenue Service to approve the constitutive benefit appraisal report, the income tax reduction was recognized by the subsidiary in the income statement in 2016, in the total amount of R$ 11,676 with retroactive effect to January 2015.
(2)	Due to modernization realized in the Caucaia base, SUDENE approved the 75% income tax reduction until 2025 through an appraisal report issued on June 1, 2016. On June 15, 2016, the constitutive benefit appraisal report was forwarded to the Brazilian Federal Revenue Service for approval within a term of 120 days. As a result of the expiration of the statutes of limitation for the Brazilian Federal Revenue Service to approve the constitutive benefit appraisal report, the income tax reduction was recognized by the subsidiary in the income statement in 2016, in the total amount of R$ 4,192 with retroactive effect to January 2016.
(3)	Due to the implementation of the Itaqui Terminal, in São Luis – Maranhão, SUDENE approved the 75% income tax reduction until 2025 through an appraisal report issued on November 4, 2016. On November 28, 2016, the constitutive benefit appraisal report was forwarded to the Brazilian Federal Revenue Service for approval within a term of 120 days.
(4)	In the first quarter of 2017, the subsidiary will request to SUDENE the extension of recognition of the tax incentive for another 10 years.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

d.	Income and Social Contribution Taxes Carryforwards

In 2016, certain subsidiaries of the Company had tax loss carryforwards related to income tax (IRPJ) of R$ 236,956 (R$ 190,359 in 2015) and negative basis of CSLL of R$ 216,036 (R$ 129,368 in 2015), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire. Based on these values, the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$ 78,682 in 2016 (R$ 59,233 in 2015).

10.	Prepaid expenses (Consolidated)

	2016	2015
Rents	196,944	114,439
Deferred Stock Plan, net (see Note 8.c)	44,719	45,889
Advertising and publicity	37,833	25,195
Insurance premiums	46,896	24,644
Software maintenance	12,478	8,937
Purchases of meal and transportation tickets	1,526	1,757
Taxes and other prepaid expenses	6,005	7,279

	346,401	228,140

Current	123,883	81,476

Non-current	222,518	146,664

11.	Investments

a.	Subsidiaries and Joint Venture (Parent Company)

The table below presents the full amounts of balance sheets and income statements of subsidiaries and joint venture:

	2016
	Subsidiaries					Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127		224,467,228,244	49,995	5,078,888
Assets	1,197,373	5,320,676		14,180,685	2,428,309	403,847
Liabilities	2,634	2,770,876		9,745,731	2,417,761	267,086
Shareholders’ equity	1,194,739	2,549,859(*	)	4,434,954	10,548	136,761
Net revenue from sales and services	—	1,201,965		66,191,909	—	1,490,516
Net income (loss) for the year	105,913	231,415(*	)	1,212,395	(65)	89,586
% of capital held	100	100		100	100	33

	2015
	Subsidiaries			Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	5,078,888
Assets	1,093,260	3,469,471	13,599,752	348,217
Liabilities	4,168	534,215	10,004,718	253,306
Shareholders’ equity	1,089,092	2,935,315(*)	3,595,034	94,911
Net revenue from sales and services	—	1,203,462	65,235,322	974,807
Net income for the year	4,498	423,062(*)	1,015,100	27,647
% of capital held	100	100	100	33

(*)	adjusted for intercompany unrealized profits.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The percentages in the table above are rounded.

The financial information from our business segments is detailed in Note 30.

Balances and changes in subsidiaries and joint venture are as follows:

	Investments in subsidiaries						Joint-venture	Total
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. – Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Isa-Sul Administração e Participação Ltda.	Total	Refinaria de Petróleo Riograndense S.A.
Balance in 2014	1,084,893	3,020,625	2,013,962	—	980,044	7,099,524	24,076	7,123,600
Share of profit of subsidiaries and joint venture	4,498	423,062	1,015,100	—	6,842	1,449,502	8,248	1,457,750
Dividends	—	(531,860)	(431,607)	—	—	(963,467)	(2,345)	(965,812)
Tax liabilities on equity- method revaluation reserve	—	—	(120)	—	—	(120)	—	(120)
Valuation adjustment of subsidiaries	(299)	(245)	10,813	—	—	10,269	1,535	11,804
Translation adjustments of foreign-based subsidiaries	—	23,733	—	—	—	23,733	—	23,733
Corporate restructuring(*)	—	—	986,886	—	(986,886)	—	—	—

Balance in 2015	1,089,092	2,935,315	3,595,034	—	—	7,619,441	31,514	7,650,955
Capital increase	—	—	—	10,613	—	10,613	—	10,613
Share of profit of subsidiaries and joint venture	105,913	231,415	1,212,395	(65)	—	1,549,658	29,745	1,579,403
Dividends	—	(544,626)	(345,533)	—	—	(890,159)	(12,915)	(903,074)
Tax liabilities on equity- method revaluation reserve	—	—	(42)	—	—	(42)	—	(42)
Valuation adjustment of subsidiaries	(266)	(12,839)	(26,900)	—	—	(40,005)	(2,935)	(42,940)
Translation adjustments of foreign-based subsidiaries	—	(59,406)	—	—	—	(59,406)	—	(59,406)

Balance in 2016	1,194,739	2,549,859	4,434,954	10,548	—	8,190,100	45,409	8,235,509

(*)	For further information of the corporate restructuring, see Note 3.a to the financial statements of the Company filed with the CVM on February 17, 2016.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Joint Ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, established in November 2012, which is primarily engaged in electronic payment of tolls and parking in the States of Alagoas, Bahia, Ceará, Espírito Santo, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal, and in the electronic fuel payment segment throughout the Brazilian territory.

These investments are accounted for under the equity method of accounting based on their financial statements of 2016.

Balances and changes in joint ventures are as follows:

	Movements in investments
	Uniăo Vopak	RPR	ConectCar	Total
Balance in 2014	4,960	24,076	25,472	54,508
Capital increase	—	—	37,080	37,080
Advance for Future Capital Increase	—	—	4,000	4,000
Valuation adjustments	—	1,535	—	1,535
Share of profit (loss) of joint ventures	699	8,248	(23,234)	(14,287)
Dividends	(1,114)	(2,345)	—	(3,459)

Balance in 2015	4,545	31,514	43,318	79,377
Capital increase	—	—	47,281	47,281
Valuation adjustments	—	(2,935)	—	(2,935)
Dividends and interest on equity (gross)	(27)	29,745	(24,384)	5,334
Share of profit (loss) of joint ventures	—	(12,915)	—	(12,915)

Balance in 2016	4,518	45,409	66,215	116,142

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of joint ventures:

	2016
	Uniăo Vopak	RPR	ConectCar
Current assets	4,228	286,916	93,634
Non-current assets	6,383	116,931	116,243
Current liabilities	700	198,619	77,448
Non-current liabilities	876	68,467	—
Shareholders’ equity	9,035	136,761	132,429
Net revenue from sales and services	12,030	1,490,516	30,058
Costs, operating expenses and income	(12,430)	(1,361,551)	(105,800)
Net financial income and income and social contribution taxes	346	(39,379)	26,974
Net income (loss)	(54)	89,586	(48,768)
Number of shares or units held	29,995	5,078,888	145,860,500
% of capital held	50	33	50

	2015
	Uniăo Vopak	RPR	ConectCar
Current assets	3,360	234,094	59,599
Non-current assets	7,300	114,123	85,195
Current liabilities	1,570	176,134	62,158
Non-current liabilities	—	77,172	—
Shareholders’ equity	9,090	94,911	82,636
Net revenue from sales and services	12,026	1,974,807	18,410
Costs, operating expenses and income	(10,198)	(926,392)	(89,431)
Net financial income and income and social contribution taxes	(430)	(20,768)	24,553
Net income (loss)	1,398	27,647	(46,468)
Number of shares or units held	29,995	5,078,888	94,579,500
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A”) holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”) holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its financial information as of November 30, 2016, while the other associates are valued based on the financial statements of 2016.

Balances and changes in associates are as follows:

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.		Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Total
Balance in 2014	6,212	3,090		3,676	165	13,143
Capital increase	—	10,368	(1)	—	—	10,368
Dividends received	(1,924)	(3,453)		—	—	(5,377)
Share of profit (loss) of associates	1,455	1,995		8	(55)	3,403

Balance in 2015	5,743	12,000		3,684	110	21,537

Dividends received	(948)	—		—	—	(948)
Share of profit (loss) of associates	1,206	981		(6)	(39)	2,142

Balance in 2016	6,001	12,981		3,678	71	22,731

(1)	In 2015, Oxicap’s shareholders realized a capital increase and Oxiteno S.A. reduced its stake from 25% to 15% approximately.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of associates:

	2016
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	7,524	28,358	220	169	1,178
Non-current assets	17,570	70,034	10,246	1,682	2,821
Current liabilities	759	7,125	1	21	53
Non-current liabilities	332	5,226	3,109	1,616	1,667
Shareholders’ equity	24,003	86,041	7,356	214	2,279
Net revenue from sales and services	9,955	52,751	—	—	—
Costs, operating expenses and income	(5,194)	(39,539)	(60)	(189)	574
Net financial income and income and social contribution taxes	63	(6,837)	49	(19)	68
Net income (loss)	4,824	6,375	(11)	(208)	642
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	2015
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	5,175	13,390	73	759	691
Non-current assets	18,773	79,203	10,403	1,681	2,830
Current liabilities	644	8,682	—	403	101
Non-current liabilities	332	4,371	3,109	1,708	1,777
Shareholders’ equity	22,972	79,540	7,367	329	1,643
Net revenue from sales and services	10,628	42,799	—	—	—
Costs, operating expenses and income	(4,703)	(14,050)	(34)	(172)	1,792
Net financial income and income and social contribution taxes	(7)	(9,973)	49	8	14
Net income (loss)	5,918	18,776	15	(164)	1,806
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Property, Plant, and Equipment (Consolidated)

Balances and changes in property, plant, and equipment are as follows:

	Weighted average useful life (years)	Balance on 2015	Additions	Depreciation	Transfer	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 2016
Cost:
Land	—	524,159	157	—	218	(202)	(3,757)	520,575
Buildings	30	1,382,603	11,597	—	68,989	(281)	(22,704)	1,440,204
Leasehold improvements	9	701,183	11,109	—	87,312	(3,078)	(5)	796,521
Machinery and equipment	13	3,991,839	117,157	—	164,883	(10,209)	(38,614)	4,225,056
Automotive fuel/lubricant distribution equipment and facilities	14	2,282,462	113,162	—	56,213	(22,758)	—	2,429,079
LPG tanks and bottles	11	541,351	107,582	—	1,435	(30,857)	—	619,511
Vehicles	7	258,776	25,882	—	5,559	(18,575)	(509)	271,133
Furniture and utensils	10	170,695	27,319	—	8,955	(1,315)	(1,104)	204,550
Construction in progress	—	437,533	487,651	—	(384,335)	(535)	(17,029)	523,285
Advances to suppliers	—	12,125	102,465	—	(13,781)	—	(4,386)	96,423
Imports in progress	—	1,201	8,007	—	(8,895)	—	(255)	58
IT equipment	5	260,685	27,574	—	3,448	(1,561)	(1,441)	288,705

		10,564,612	1,039,662	—	(9,999)	(89,371)	(89,804)	11,415,100

Accumulated depreciation:
Buildings		(591,831)	—	(43,778)	13	151	2,537	(632,908)
Leasehold improvements		(359,117)	—	(55,913)	339	2,235	7	(412,449)
Machinery and equipment		(2,241,244)	—	(242,419)	3,099	9,536	(3,476)	(2,474,504)
Automotive fuel/lubricant distribution equipment and facilities		(1,270,797)	—	(130,613)	—	18,341	—	(1,383,069)
LPG tanks and bottles		(249,234)	—	(40,941)	—	13,761	—	(276,414)
Vehicles		(92,457)	—	(19,991)	—	11,234	132	(101,082)
Furniture and utensils		(110,259)	—	(11,146)	5	868	(215)	(120,747)
IT equipment		(203,793)	—	(19,225)	(3)	1,488	1,112	(220,421)

		(5,118,732)	—	(564,026)	3,453	57,614	97	(5,621,594)

Provision for losses:
Advances to suppliers		(83)	—	—	—	—	—	(83)
Land		(197)	—	—	—	—	—	(197)
Leasehold improvements		(659)	(4)	—	—	—	103	(560)
Machinery and equipment		(4,739)	(281)	—	—	325	348	(4,347)
Automotive fuel/lubricant distribution equipment and facilities		(1,306)	—	—	—	970	—	(336)
Furniture and utensils		(1)	—	—	—	—	—	(1)

		(6,985)	(285)	—	—	1,295	451	(5,524)

Net amount		5,438,895	1,039,377	(564,026)	(6,546)	(30,462)	(89,256)	5,787,982

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance in 2014	Additions	Depreciation	Transfer	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance in 2015
Cost:
Land	—	476,107	45,843	—	3,077	(4,947)	4,079	524,159
Buildings	31	1,275,728	14,521	—	86,725	(4,060)	9,689	1,382,603
Leasehold improvements	11	631,342	17,825	—	55,615	(3,599)	—	701,183
Machinery and equipment	13	3,909,475	99,038	—	108,286	(12,300)	(112,660)	3,991,839
Automotive fuel/lubricant distribution equipment and facilities	14	2,096,563	121,746	—	81,386	(17,233)	—	2,282,462
LPG tanks and bottles	12	494,691	83,608	—	2,777	(39,725)	—	541,351
Vehicles	7	244,467	21,883	—	11,358	(18,341)	(591)	258,776
Furniture and utensils	9	156,115	14,198	—	4,888	(440)	(4,066)	170,695
Construction in progress	—	372,974	373,774	—	(337,967)	(2,550)	31,302	437,533
Advances to suppliers	—	19,527	10,685	—	(18,095)	—	8	12,125
Imports in progress	—	59	1,959	—	(817)	—	—	1,201
IT equipment	5	239,930	24,255	—	1,124	(4,810)	186	260,685

		9,916,978	829,335	—	(1,643)	(108,005)	(72,053)	10,564,612

Accumulated depreciation:
Buildings		(565,308)	—	(40,766)	15	1,919	12,309	(591,831)
Leasehold improvements		(313,647)	—	(48,132)	1	2,661	—	(359,117)
Machinery and equipment		(2,158,390)	—	(234,792)	(240)	9,005	143,173	(2,241,244)
Automotive fuel/lubricant distribution equipment and facilities		(1,164,074)	—	(116,010)	—	9,287	—	(1,270,797)
LPG tanks and bottles		(231,001)	—	(34,392)	(136)	16,295	—	(249,234)
Vehicles		(90,004)	—	(15,769)	369	12,126	821	(92,457)
Furniture and utensils		(105,483)	—	(10,050)	—	323	4,951	(110,259)
IT equipment		(189,859)	—	(16,872)	(7)	3,667	(722)	(203,793)

		(4,817,766)	—	(516,783)	2	55,283	160,532	(5,118,732)

Provision for losses:
Advances to suppliers		—	(83)	—	—	—	—	(83)
Land		(197)	—	—	—	—	—	(197)
Leasehold improvements		(462)	—	—	—	2	(199)	(659)
Machinery and equipment		(5,895)	(1,137)	—	—	2,964	(671)	(4,739)
Automotive fuel/lubricant distribution equipment and facilities		—	(1,342)	—	—	36	—	(1,306)
IT equipment		(683)	—	—	—	683	—	—
Furniture and utensils		(4)	(1)	—	—	4	—	(1)

		(7,241)	(2,563)	—	—	3,689	(870)	(6,985)

Net amount		5,091,971	826,772	(516,783)	(1,641)	(49,033)	87,609	5,438,895

Construction in progress relates substantially to expansions, renovations, construction and upgrade of industrial facilities, terminals, stores, service stations and distribution bases.

Advances to suppliers of property, plant, and equipment relate basically to manufacturing of assets for expansion of plants, terminals, stores and bases, and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Intangible Assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance in 2015	Additions	Amortization	Transfer	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance in 2016
Cost:
Goodwill (i)	—	1,456,179	—	—	—	(1,695)	—	1,454,484
Software (ii)	5	539,522	99,734		7,601	(7)	(5,159)	641,691
Technology (iii)	5	32,617	—	—	—	—	—	32,617
Commercial property rights (iv)	10	36,588	7,303	—		(633)	—	43,258
Distribution rights (v)	5	3,278,487	543,527	—	(170,698)	—	—	3,651,316
Brands (vi)	—	120,944	—	—	—	—	(8,008)	112,936
Others (vii)	4	46,951	607	—	(5,960)	(980)	(1,446)	39,172

		5,511,288	651,171	—	(169,057)	(3,315)	(14,613)	5,975,474

Accumulated amortization:
Software		(350,760)	—	(49,380)	(2)	7	3,433	(396,702)
Technology		(31,256)	—	(1,213)	—	—	—	(32,469)
Commercial property rights		(16,979)	—	(3,148)	—	559	—	(19,568)
Distribution rights		(1,802,989)	—	(493,348)	164,511	—	—	(2,131,826)
Others		(15,369)	—	(7,835)	(83)	—	(23)	(23,310)

		(2,217,353)	—	(554,924)	164,426	566	3,410	(2,603,875)

		3,293,935	651,171	(554,924)	(4,631)	(2,749)	(11,203)	3,371,599

	Weighted average useful life (years)	Balance in 2014	Additions	Amortization	Transfer	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance in 2015
Cost:
Goodwill (i)	—	1,456,179	—	—	—	—	—	1,456,179
Software (ii)	5	451,936	82,612	—	453	(59)	4,580	539,522
Technology (iii)	5	32,617	—	—	—	—	—	32,617
Commercial property rights (iv)	10	31,881	4,994	—	—	(287)	—	36,588
Distribution rights (v)	5	2,762,985	515,502	—	—	—	—	3,278,487
Brands (vi)	—	105,458	—	—	2	—	15,484	120,944
Others (vii)	4	38,606	6,492	—	(79)	—	1,932	46,951

		4,879,662	609,600	—	376	(346)	21,996	5,511,288

Accumulated amortization:
Software		(303,780)	—	(44,346)	—	59	(2,693)	(350,760)
Technology		(29,471)	—	(1,785)	—	—	—	(31,256)
Commercial property rights		(14,545)	—	(2,643)	—	209	—	(16,979)
Distribution rights		(1,366,128)	—	(433,869)	(2,992)	—	—	(1,802,989)
Others		(7,625)	—	(7,821)	96	—	(19)	(15,369)

		(1,721,549)	—	(490,464)	(2,896)	268	(2,712)	(2,217,353)

Net amount		3,158,113	609,600	(490,464)	(2,520)	(78)	19,284	3,293,935

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

i) Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment.

The Company has the following balances of goodwill:

	Segment	2016	2015
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Ipiranga	Ipiranga	276,724	276,724
Uniăo Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Others	Oxiteno	583	2,278

		1,454,484	1,456,179

On December 31, 2016, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related. The main key-assumptions used by the Company to calculate the value in use are described below:

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Period of evaluation: the evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of 10 years was used due to its expansion plan and considering a three-years period to maturity of new stores.

Discount and real growth rates: on December 31, 2016, the discount and real growth rates used to extrapolate the projections ranged from 10.4% to 16.6% and from 0% to 1% p.a., respectively, depending on the CGU analyzed. For the subsidiary Oxiteno Andina, due to the macroeconomic scenario in Venezuela, the discount rate used was 287.9%.

Revenue from sales and services, costs and expenses, and gross margin: for 2017, the budget prepared by management and approved by the Board of Directors was considered. In subsequent periods, the Company considers the forecast of the general inflation or price index predicted in the contracts.

Opening of new commercial points (investments): for 2017, the budget prepared by the management and approved by the Board of Directors was considered. In subsequent periods, the Company considers the expansion plans of each business unit, which also considers the commercial establishments closed in the previously years.

The goodwill impairment tests and net assets of the Company and its subsidiaries result in the recognition of losses in the amount of the R$ 2,114, which correspond to R$ 1,695 related to goodwill and R$ 419 related to other intangible assets from subsidiary Oxiteno Andina (see “others” in the table above) for the year ended December 31, 2016. The main reason for the impairment recognized is Venezuela’s political and economic situation.

The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

ii) Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems.

iii) The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

iv) Commercial property rights include those described below:

•	Subsidiary Tequimar has an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized from August 2002 to July 2042.

•	Subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized from August 2005 to December 2022.

•	Subsidiary Extrafarma pays key money to obtain certain commercial establishments to open drugstores which is stated at the cost of acquisition, amortized using the straight line method, considering the lease contract terms. In the case of the closedown of stores, the residual amount is written off.

v) Distribution rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with resellers and large customers. Bonus disbursements are recognized when paid and recognized as an expense in the income statement over the term of the agreement (typically 5 years), which is reviewed as per the changes occurred in the agreements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

vi) Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand.

vii) Other intangibles refer mainly to the loyalty program “Clube Extrafarma”.

The amortization expenses were recognized in the financial statements as shown below:

	2016	2015
Inventories and cost of products and services sold	14,593	11,522
Selling and marketing	492,973	436,253
General and administrative	47,358	42,689

	554,924	490,464

14.	Loans, Debentures, and Finance Leases (Consolidated)

a.	Composition

Description	2016	2015	Index/Currency	Weighted average financial charges 12/31/2016 –% p.a.	Maturity
Foreign currency—denominated loans:
Notes in the foreign market (b) (*)	2,412,112	—	US$	+5.3	2026
Foreign loan (c.1) (*)	942,456	1,111,721	US$ + LIBOR (i)	+0.7	2017 to 2018
Foreign loan (c.1) (*)	486,451	576,645	US$	+2.1	2017 to 2018
Foreign loan (c.2, c.3 and c.4)	332,650	397,586	US$ + LIBOR (i)	+1.4	2017 to 2018
Financial institutions (e)	195,021	77,800	US$ + LIBOR (i)	+3.0	2019 to 2021
Advances on foreign exchange contracts	111,066	222,478	US$	+3.0	< 219 days
Financial institutions (e)	109,859	142,779	US$	+2.7	2017
Foreign currency advances delivered	32,582	50,132	US$	+2.7	< 82 days
Financial institutions (e)	24,586	—	MX$ (ii)	+6.6	2017
Financial institutions (e)	9,569	27,110	MX$ + TIIE (ii)	+1.0	2017
BNDES (d)	7,137	24,057	US$	+6.0	2017 to 2020
Financial institutions (e)	435	—	Bs$ (vii)	+24.0	2017

Subtotal	4,663,924	2,630,308

Brazilian Reais—denominated loans:
Banco do Brasil—floating rate (f)	2,956,547	3,115,752	CDI	107.4	2017 to 2022
Debentures—IPP (g.1, g.2 and g.4)	1,914,498	1,413,101	CDI	107.1	2017 to 2021
Debentures—5th issuance (g.3)	832,383	833,114	CDI	108.3	2018
BNDES (d)	307,593	409,339	TJLP (iii)	+2.4	2017 to 2021
Export Credit Note—floating rate (h)	158,753	158,648	CDI	101.5	2018
BNDES (d)	71,430	30,878	SELIC (vi)	+2.3	2017 to 2021
BNDES EXIM	62,084	—	TJLP (iii)	+3.5	2018
FINEP	48,667	61,724	R$	+4.0	2017 to 2021
Finance leases (i)	48,566	45,480	IGP-M (v)	+5.6	2017 to 2031
Banco do Nordeste do Brasil	47,120	66,096	R$ (iv)	+8.5	2017 to 2021
BNDES (d)	40,309	49,681	R$	+5.5	2017 to 2022
FINEP	34,613	11,174	TJLP (iii)	+0.9	2017 to 2023
BNDES EXIM	28,056	—	SELIC (vi)	+3.9	2018
Floating finance leases (i)	109	319	CDI	+2.8	2017
FINAME	80	255	TJLP (iii)	+5.7	2017 to 2022
Fixed finance leases (i)	41	95	R$	+15.6	2017
Export Credit Note (h) (*)	—	27,039	R$
Working capital loans Extrafarma—fixed rate	—	1,160	R$

Subtotal	6,550,849	6,223,855

Currency and interest rate hedging instruments (**)	202,357	47,445

Total	11,417,130	8,901,608

Current	2,475,604	1,097,855

Non-current	8,941,526	7,803,753

(*)	These transactions were designated for hedge accounting (see Note 31 – Hedge Accounting).
(**)	Accumulated losses (see Note 31).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate.
(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(iii)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On December 31, 2016, TJLP was fixed at 7.5% p.a.
(iv)	Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. On December 31, 2016, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.
(v)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.
(vi)	SELIC = basic interest rate set by the Brazilian Central Bank.
(vii)	Bs$ = Bolívar.

The long-term consolidated debt had the following principal maturity schedule:

	2016	2015
From 1 to 2 years	3,203,383	3,393,586
From 2 to 3 years	1,699,009	3,165,603
From 3 to 4 years	693,993	1,155,809
From 4 to 5 years	554,162	38,585
More than 5 years	2,790,979	50,170

	8,941,526	7,803,753

As provided in IAS 39 (CPC 8 (R1)), the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.j).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 31).

b.	Notes in the Foreign Market

On October 6, 2016, the subsidiary Ultrapar International issued US$ 750 million in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p. a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Note 31).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

As a result of the issuance of the notes in the foreign market, the Company and its subsidiaries are required to perform certain obligations, including:

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the amount of the consolidated tangible assets

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

c.	Foreign Loans

1)	The subsidiary IPP has foreign loans in the amount of US$ 440 million. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 102.1% of CDI (see Note 31). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$ (million)	Cost in % of CDI
Mar/17	70.0	99.5
Sep/17	150.0	103.7
Jul/18	60.0	103.0
Sep/18	80.0	101.5
Nov/18	80.0	101.4

Total / average cost	440.0	102.1

2)	The subsidiary Oxiteno Overseas Corp. (“Oxiteno Overseas”) has a foreign loan in the amount of US$ 60 million with maturity in January 2017 and interest of LIBOR + 1.0% p.a., paid semiannually. The Company, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 94.0% of CDI (see Note 31). The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A. On December 20, 2016, the subsidiary Oxiteno Overseas contracted a new foreign loan in the amount of US$ 60 million with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The proceeds from the operation were received in January 2017 and used in the settlement of existing loan. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of CDI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno Nordeste.

3)	The subsidiary LPG International Inc. (“LPG Inc.”) has a foreign loan in the amount of US$ 30 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a., paid quarterly. The foreign loan is guaranteed by the Company and its subsidiary IPP.

4)	The subsidiary Global Petroleum Products Trading Corporation has a foreign loan in the amount of US$ 12 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a., paid quarterly. The foreign loan is guaranteed by the Company and its subsidiary IPP.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•	Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

d.	BNDES

The Company and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

•	Capitalization level: shareholders’ equity / total assets equal to or above 0.3; and

•	Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

e.	Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”), Oxiteno Uruguay and Oxiteno Andina have loans to finance investments and working capital.

In February 2016, subsidiary Oxiteno USA entered into a loan agreement in the amount of US$40 million, due in February 2021 and bearing interest of LIBOR + 3% p.a., paid quarterly. The loan is guaranteed by Ultrapar and the subsidiary Oxiteno Nordeste and the proceeds of this loan will be used to fund the construction of a new alkoxylation plant in the state of Texas.

In September 2016, subsidiary Oxiteno USA renegotiated a loan in the notional amount of US$20 million, changing the maturity from October 2017 to September 2021, with interest of LIBOR + 3% p.a., paid quarterly. The loan is guaranteed by Ultrapar and the subsidiary Oxiteno S.A.

f.	Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to finance the marketing, processing, or manufacturing of agricultural goods (ethanol).

In 2016, the subsidiary IPP renegotiated the following loans with Banco do Brasil:

•	Notional amount of R$ 167 million, changing the maturity from February 2016 to February 2019, with floating interest rate of 114% of CDI; and

•	Notional amount of R$ 100 million and R$ 909.5 million, changing the maturity from May 2016 and January 2017, respectively, to May 2020, May 2021 and May 2022, with floating interest rate of 110.9% of CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

These loans mature, as follows (including interest until December 31, 2016):

Maturity
2017-Jul	177,259
2017-Nov	101,364
2018-Jan	177,259
2018-Apr	101,364
2019-Feb	170,013
2019-May	1,209,440
2020-May	339,949
2021-May	339,949
2022-May	339,950
Total	2,956,547

g.	Debentures

1)	In December 2012, the subsidiary IPP made its first issuance of public debentures, in a single series of 60,000 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	November 16, 2017
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

2)	In January 2014, the subsidiary IPP made its second issuance of public debentures, in a single series of 80,000 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	December 20, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

3)	In March 2015, the Company made its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	March 16, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	108.25% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

4)	In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

The proceeds from the issue will be used in the purchase of ethanol by the subsidiary. The subsidiary has the obligation to prove the allocation of the proceeds within 12 months from subscription.

h.	Export Credit Note

The subsidiary Oxiteno Nordeste has export credit note contract in the amount of R$ 156.8 million, with maturity in May 2018, and floating rate of 101.5% of CDI, paid quarterly.

In March 2016, the subsidiary Oxiteno Nordeste settled the export credit note in the amount of R$ 17.5 million, on the maturity date, with interest rate of 8% p.a., and also settled its respective hedging instrument.

In August 2016, the subsidiary Oxiteno Nordeste settled the export credit note in the amount of R$ 10.0 million, on the maturity date, with interest rate of 8% p.a., and also settled its respective hedging instrument.

i.	Finance Leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

Subsidiary Extrafarma has finance lease contracts related to software, with terms between 48 to 60 months.

The amounts of equipment and intangible assets, net of depreciation and amortization, and the amounts of the corresponding liabilities are shown below:

	2016
	LPG bottling facilities	Software	Total
Equipment and intangible assets, net of depreciation and amortization	17,078	223	17,301
Financing (present value)	48,566	150	48,716

Current	2,465	150	2,615
Non-current	46,101	—	46,101

	2015
	LPG bottling facilities	IT equipment and software	Vehicles	Total
Equipment and intangible assets, net of depreciation and amortization	19,890	438	95	20,423
Financing (present value)	45,480	396	18	45,894

Current	2,107	260	18	2,385
Non-current	43,373	136	—	43,509

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The future disbursements (installments) assumed under these contracts are presented below:

	LPG bottling facilities	IT equipment and software	Total
Up to 1 year	4,876	156	5,032
From 1 to 2 years	4,876	—	4,876
From 2 to 3 years	4,876	—	4,876
From 3 to 4 years	4,876	—	4,876
From 4 to 5 years	4,876	—	4,876
More than 5 years	45,516	—	45,516

Total	69,896	156	70,052

	2015
	LPG bottling facilities	IT equipment and software	Vehicles	Total
Up to 1 year	4,371	287	18	4,676
From 1 to 2 years	4,371	155	—	4,526
From 2 to 3 years	4,371	—	—	4,371
From 3 to 4 years	4,371	—	—	4,371
From 4 to 5 years	4,371	—	—	4,371
More than 5 years	45,165	—	—	45,165

Total	67,020	442	18	67,480

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

j.	Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance in 2015	Incurred cost	Amortization	Balance in 2016
Banco do Brasil (f)	0.2	11,883	3,529	(3,230)	12,182
Foreign Loans (c)	0.2	4,649	—	(2,438)	2,211
Debentures (g)	0.1	1,801	6,407	(1,373)	6,835
Notes in the foreign market (b)	0.0	—	16,821	(209)	16,612
Other	0.2	545	2,079	(672)	1,952

Total		18,878	28,836	(7,922)	39,792

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Effective rate of transaction costs (% p.a.)	Balance in 2014	Incurred cost	Amortization	Balance in 2015
Banco do Brasil (f)	0.3	14,474	600	(3,191)	11,883
Foreign Loans (c)	0.3	3,016	3,151	(1,518)	4,649
Debentures (g)	0.0	2,157	958	(1,314)	1,801
Notes in the foreign market	0.2	1,309	—	(1,309)	—
Other	0.5	318	367	(140)	545

Total		21,274	5,076	(7,472)	18,878

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Banco do Brasil (f)	4,117	4,628	2,317	599	385	136	12,182
Foreign Loans (c)	1,446	765	—	—	—	—	2,211
Debentures (g)	2,125	2,066	1,447	909	288	—	6,835
Notes in the foreign market	1,314	1,387	1,464	1,546	1,632	9,269	16,612
Other	524	536	496	374	22	—	1,952

Total	9,526	9,382	5,724	3,428	2,327	9,405	39,792

k.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 56,570 in 2016 (R$ 52,312 in 2015) and by guarantees and promissory notes in the amount of R$ 7,069,482 in 2016 (R$ 4,369,977 in 2015).

In addition, the Company and its subsidiaries offer collaterals in the form of letters of credit for commercial and legal proceedings in the amount of R$ 215,988 in 2016 (R$ 187,551 in 2015) and guarantees related to raw materials imported by the subsidiary IPP in the amount of R$ 59,316 in 2016 (R$ 133,154 in 2015).

Some subsidiaries of Oxiteno issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 30,764 in 2016 (R$ 27,106 in 2015), with maturities of up to 213 days. Until December 31, 2016, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 743 in 2016 (R$ 656 in 2015), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

15.	Trade Payables (Consolidated)

	2016	2015
Domestic suppliers	1,620,388	1,390,204
Foreign suppliers	89,265	70,328

	1,709,653	1,460,532

Some Company’s subsidiaries acquire oil based fuels and LPG from Petróleo Brasileiro S.A.—Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all of the markets for these products in Brazil. The Company’s subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at acceptable prices and terms. The loss of any major supplier or a significant reduction in product availability from these suppliers could have a significant adverse effect on the Company and its subsidiaries. The Company and its subsidiaries believe that their relationship with suppliers is satisfactory.

16.	Salaries and Related Charges (Consolidated)

	2016	2015
Provisions on payroll	162,216	149,818
Profit sharing, bonus and premium	140,504	201,579
Social charges	49,812	43,782
Salaries and related payments	7,893	6,993
Benefits	1,938	1,558
Others	355	583

	362,718	404,313

17.	Taxes Payable (Consolidated)

	2016	2015
ICMS	105,160	111,107
PIS and COFINS	25,287	11,165
Income Tax Withholding (IRRF)	3,620	2,418
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno USA, Oxiteno Andina and Oxiteno Uruguay	16,148	26,342
IPI	5,965	4,949
ISS	8,074	6,976
National Institute of Social Security (INSS)	5,305	3,309
Others	1,474	2,538

	171,033	168,804

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

18.	Employee Benefits and Private Pension Plan (Consolidated)

a.	ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associaçăo de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. In 2016, the Company and its subsidiaries contributed R$ 23,261 (R$ 22,216 in 2015) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees in 2016 was 8,876 active participants and 214 retired participants. In addition, Ultraprev had 28 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.	Post-employment Benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary as of December 31, 2016 and are recognized in the financial statements in accordance with IAS 19 R2011 (CPC 33 R2).

	2016	2015
Health and dental care plan(1)	32,826	24,869
FGTS Penalty	64,654	59,517
Bonus	32,815	28,835
Life insurance(1)	14,456	13,374

Total	144,751	126,595

Current	24,940	13,747
Non-current	119,811	112,848

(1)	Only Ipiranga

Changes in the present value of the provision for post-employment benefits are as follows:

	2016	2015
Opening balance	126,595	119,791
Current service cost	3,636	6,395
Interest cost	14,538	13,681
Actuarial (gains) losses from changes in actuarial assumptions	11,818	(6,288)
Benefits paid directly by Company and its subsidiaries	(10,971)	(6,984)
Exchange rate from foreign subsidiaries	(865)	—

Ending balance	144.751	126,595

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The expense of the year is presented below:

	2016	2015
Health and dental care plan	3,065	3,291
FGTS Penalty	9,068	10,445
Bonus	4,455	4,352
Life insurance	1,586	1,683

Total	18,174	19,771

Significant actuarial assumptions adopted include:

Economic factors

	2016	2015
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value	11.46	12.71
Average projected salary growth rate	8.90	8.98
Inflation rate (long term)	5.0	5.0
Growth rate of medical services	9.20	9.20

Demographic factors

•	Mortality Table for the life insurance benefit – CSO-80
•	Mortality Table for other benefits—AT 2000 Basic decreased by 10%
•	Disabled Mortality Table—RRB 1983
•	Disability Table—RRB 1944 modified

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, wage and medical costs increases. The following sensitivity analyses on December 31, 2016 were determined based on reasonably possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

Assumption	Change in assumptions	Decrease in liability	Change in assumptions	Increase in liability
Discount rate	increase by 1.0 p.p	8,521	decrease by 1.0 p.p	9,797
Wage growth rate	decrease by 1.0 p.p	2,244	increase by 1.0 p.p	2,462
Medical services growth rate	decrease by 1.0 p.p	3,300	increase by 1.0 p.p	3,914

The sensitivity analysis presented may not represent the real change in the post-employment benefits obligation, since it is unlikely that changes occur in just one assumption alone, considering that some of these assumptions may be correlated.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Inherent risks related to post-employment benefits

Interest rate risk: a long-term interest rate is used to calculate the present value of post-employment liabilities. A reduction in this interest rate will increase the corresponding liability.

Wage growth risk: the present value of the liability is calculated using as reference the wages of the plan participants, projected with the average nominal wage growth rate. An increase in the real wages of plan participants will increase the corresponding liability.

Medical costs growth risk: the present value of the liability is calculated using as reference the medical cost by age based on actual healthcare costs, projected based on the growth rate of medical services costs. An increase in the real medical costs will increase the corresponding liability.

19. Provision for Asset Retirement Obligation – Fuel Tanks (Consolidated)

The provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.m).

Changes in the provision for asset retirement obligation are as follows:

	2016	2015
Initial balance	74,716	70,802
Additions (new tanks)	483	625
Expense with tanks removed	(2,785)	(3,949)
Accretion expense	5,150	7,238

Final balance	77,564	74,716

Current	4,563	5,232
Non-current	73,001	69,484

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

20.	Provisions, Contingencies and Commitments (Consolidated)

a.	Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by Management based on the opinion of the Company’s legal department and its external legal advisors.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance in 2015	Additions	Write-offs	Monetary restatement	Balance in 2016
IRPJ and CSLL (a.1.1)	439,923	—	(1,636)	35,203	473,490
PIS and COFINS (a.1.2)	135,818	427	(5,250)	10,117	141,112
ICMS	16,600	6,347	(8,237)	2,389	17,099
Social security	11,455	846	(376)	1,097	13,022
Civil, environmental and regulatory claims (a.2.1)	60,293	27,915	(18,973)	115	69,350
Labor litigation (a.3.1)	65,388	18,949	(21,742)	2,567	65,162
Other	505	2	—	40	547

Total	729,982	54,486	(56,214)	51,528	779,782

Current	45,322				52,694
Non-current	684,660				727,088

Some of the provisions above involve, in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	2016	2015
Tax matters	643,423	597,870
Labor litigation	70,392	77,313
Civil and other	64,955	65,652

Total – non-current assets	778,770	740,835

a.1) Provisions for Tax Matters and Social Security

a.1.1) On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 457,868 in 2016 (R$ 422,678 in 2015). On July 18, 2014, a second instance unfavorable decision was published and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the Company appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts (STJ and STF) whose trials are pending.

a.1.2) The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical Transportes Ipiranga Ltda., Empresa Carioca de Produtos Químicos S.A. (“EMCA”), IPP and Extrafarma filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP paid the amounts into escrow deposits, and recognized a corresponding provision in the amount of R$ 107,700 in 2016 (R$ 99,874 in 2015).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a.2) Provisions for Civil, Environmental and Regulatory Claims

a.2.1) The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 69,350 in 2016 (R$ 60,293 in 2015).

a.3) Provisions for Labor Matters

a.3.1) The Company and its subsidiaries maintained provisions of R$ 65,162 in 2016 (R$ 65,388 in 2015) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

b.	Contingent Liabilities (Possible)

The Company and its subsidiaries have other pending administrative and legal proceedings of tax, civil, environmental, regulatory, and labor nature, which are individually less relevant, and were estimated by their legal counsel as having possible and/or remote risks (proceedings whose chance of loss is 50% or less). As such, the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries are also litigating for recovery of taxes and contributions, which were not recognized in the financial statements due to their contingent nature. The estimated amount of this contingency is R$ 2,252,637 in 2016 (R$ 2,069,516 in 2015).

b.1) Contingent Liabilities for Tax Matters and Social Security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 1,519,658 in 2016 (R$ 1,261,396 in 2015), mainly represented by:

b.1.1) The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 169,889 in 2016 (R$ 154,821 in 2015).

b.1.2) The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in 2016 in these proceedings, was R$ 626,393 (R$ 509,604 in 2015). Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 283,367 (R$ 294,454 in 2015), of which R$ 113,889 (R$ 119,663 in 2015) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 108,786 (R$ 105,070 in 2015); inventory differences in the amount of R$ 147,031 (R$ 103,428 in 2015) related to the leftovers or faults due to temperature changes or product handling, and noncompliance of ancillary obligations in the amount of R$ 17,562 (R$ 6,652 in 2015).

b.1.3) The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 450,120 in 2016 (R$ 308,377 as of December 31, 2015).

b.2) Contingent Liabilities for Civil, Environmental and Regulatory Claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 480,065 in 2016 (R$ 582,960 in 2015), mainly represented by:

b.2.1) The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 31,281. The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.2.2) As a result of the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar, Environmental Company of the State of São Paulo (“CETESB”) charged a fine of R$ 22,500, due to the environmental and urban impacts allegedly caused by the event. Tequimar filed before such Environmental Agency its refutation under the first administrative jurisdiction. In March 2016, a decision in the administrative level denied the Company’s appeal. The decision set forth a 30% discount and the subsidiary’s Management, supported by its legal counsel, decided to pay the fine in 2016 in the amount of R$ 16,032.

In addition, on November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução—CAEX), a technical body linked to the State Public Prosecutor of São Paulo (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), and currently there is no lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. In case of satisfactory conclusion of the negotiations with the MPE and MPF, the payments related to the project costs may affect the future Company’s financial statements.

For more information see Note 33.

b.2.3) In the third quarter of 2016, the subsidiary Cia. Ultragaz became party to two administrative proceedings and the subsidiary Bahiana became party to one administrative proceeding filed by CADE based on allegations of anti-competitive practices in the State of Paraíba and in the Federal District. The subsidiaries’ Management, supported by its external legal counsel, are evaluating the facts and evidences to present a defense in the 2017. According to Law 12,529/11 (“Defense of Competition Law”), the charged fine for violation of the economic order has a range from 0.1% to 20% of the gross revenue of the company, group or conglomerate obtained, in the last year prior to the initiation of the administrative proceeding, in the business activity in which the infraction occurred, and shall never be less than the advantage obtaneid, when the estimative is possible. As of December 31, 2016, as a result of these administrative proceedings, no fine had been imposed to the subsidiaries. Based on the above, and supported by the opinion of external legal counsel that classified the probability of loss as “possible”, Management did not recognize a provision for these contingencies as of December 31, 2016. If the conclusion is that the subsidiaries have done such activities or anti-competitive behavior, the subsidiaries may incur fines, penalties and/or criminal sanctions against them and/or certain executives, directors or employees.

b.3) Contingent Liabilities for Labor Matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 252,914 in 2016 (R$ 225,160 in 2015), mainly represented by:

b.3.1) In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. The decisions rendered on the individual claims which were favorable to the subsidiaries Oxiteno Nordeste and EMCA are final and unappealable. The collective labor dispute remains pending trial by STF. In 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective labor dispute. In October 2015, Sindiquímica filed enforcement lawsuits against all Camaçari Petrochemical Complex companies that have not yet made settlements, including Oxiteno Nordeste and EMCA.

21.	Deferred Revenue (Consolidated)

The Company’s subsidiaries have recognized the following deferred revenue:

	2016	2015
‘am/pm’ and Jet Oil franchising upfront fee	18,620	16,988
Loyalty program “Km de Vantagens”	13,062	10,569
Loyalty program “Clube Extrafarma”	3,128	7,899

	34,810	35,456

Current	22,300	24,420
Non-current	12,510	11,036

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Loyalty Programs

Subsidiary Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and discounted from sales revenue.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of six months, for discounts in products at its drugstore chain, recharge credit on a mobile phone, and prizes offered by partners Multiplus Fidelidade and Ipiranga, through Km de Vantagens. Points received by Extrafarma’s customers are discounted from sales revenue.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of points. Deferred revenue is recognized in profit or loss when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in profit or loss when the points expire.

Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended 2016 with 2,165 stores (1,909 stores in 2015). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended 2016 with 1,594 stores (1,466 stores in 2015). The franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss on the straight-line accrual basis throughout the terms of the agreements with the franchisees.

22.	Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 3,205,622 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. In 2016, the subscription warrants – indemnification were represented by 2,394,825 shares and amounted to R$ 153,429 (as of December 31, 2015, they were represented by 2,011,766 and totaled R$ 112,233). Due to the final adverse decision of some of these lawsuits, on December 31, 2016, the maximum number of shares that could be issued related to the subscription warrants – indemnification was up to 3,059,579 (3,070,106 shares as of December 31, 2015). For further information on Extrafarma’s acquisition, see Note 3.a to the financial statements of the Company filed with the CVM on February 17, 2016.

23.	Shareholders’ Equity

a.	Share Capital

The Company is a publicly traded company listed on BM&FBOVESPA in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”. On December 31, 2016, the subscribed and paid-in capital stock consists of 556,405,096 common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The price of the shares issued by the Company as of December 31, 2016, on BM&FBOVESPA was R$ 68.45.

As of December 31, 2016, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of December 31, 2016, there were 28,944,097 common shares outstanding abroad in the form of ADRs (29,385,497 shares as of December 31, 2015).

b.	Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, of February 14, 1980 and 268, of November 13, 1997.

As of December 31, 2016, 13,131,356 common shares (13,321,356 as of December 31, 2015) were held in the Company’s treasury, acquired at an average cost of R$ 36.85 per share (R$ 36.85 as of December 31, 2015).

c.	Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 26.09 per share. Such shares were used in the Deferred Stock Plan granted to executives of these subsidiaries, as mentioned in Note 8.c).

Because of Extrafarma’s association in 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares.

d.	Revaluation Reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

e.	Profit Reserves

Legal Reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of Profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments Reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of net income to the investments reserve, up to the limit of 100% of the share capital.

The amounts of retention of profits and investments reserve are free of distribution restrictions and totaled R$ 3,915,964 as of December 31, 2016 (R$ 3,329,649 as of December 31, 2015). In compliance with Article 199 of the Brazilian Corporate Law, the shareholders’ meeting shall deliberate the excess of the profit reserves in relation to share capital.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

f.	Other Comprehensive Income

Valuation Adjustments

The differences between the fair value and amortized cost of financial investments classified as available for sale are recognized directly in equity as valuation adjustments. The gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in derecognition of financial instruments.

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recorded in shareholders’ equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets.

Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have (i) functional currency other than the presentation currency of the Company and (ii) an independent administration, is directly recognized in the shareholders’ equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Balance and changes in other comprehensive income of the Company are as follows:

	Valuation adjustments
	Fair value of cash flow hedging instruments	Fair value of financial instruments classified as available for sale	Actuarial gains of post- employment benefits	Total	Cumulative translation adjustment
Balance in 2014	—	51	7,098	7,149	43,192
Translation of foreign subsidiaries, including the exchange rate effect of hedge of investments	—	—	—	—	23,733
Changes in fair value	6,261	1,472	—	7,733	—
Actuarial gain of post-employment benefits	—	—	6,321	6,321	—
Income and social contribution taxes on actuarial gains	—	—	(2,250)	(2,250)	—

Balance in 2015	6,261	1,523	11,169	18,953	66,925

Translation of foreign subsidiaries	—	—	—	—	(59,406)
Changes in fair value	(46,470)	(1,523)	—	(47,993)	—
Income and social contribution taxes on fair value	13,326	—	—	13,326	—
Actuarial losses of post-employment benefits	—	—	(12,435)	(12,435)	—
Income and social contribution taxes on actuarial losses	—	—	4,162	4,162	—

Balance in 2016	(26,883)	—	2,896	(23,987)	7,519

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Dividends and Allocation of Net Income

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders. The proposed dividends payable as of December 31, 2015 in the amount of R$ 434,467 (R$ 0.80 – eighty cents of Brazilian Real per share), were approved by the Board of Directors on February 17, 2016, and paid beginning March 4, 2016, being ratified at the Annual General Shareholders’ Meeting on April 13, 2016. On August 10, 2016, the Board of Directors approved the prepayment of dividends, in the amount of R$ 434,619 ( R$ 0.80 – eighty cents of Brazilian Real per share), paid beginning August 26, 2016. The proposed dividends payable as of December 31, 2016 in the amount of R$ 472,650 (R$ 0.87 – eighty seven cents of Brazilian Real per share), were approved by the Board of Directors on February 22, 2017, and will be paid beginning March 10, 2017.

The proposed dividends and allocation of net income reflected in the financial statements of the Company, subject to approval of shareholders at a General Meeting, are as follows:

2016
Net income for the year attributable to shareholders of Ultrapar	1,561,585
Legal reserve	(78,078)

Net income for the year after legal reserve	1,483,507
Minimum mandatory dividends	741,754
Interim dividends paid (R$ 0.80 per share)	(434,619)

Mandatory dividends payable – Current liabilities	307,135
Additional dividends to the minimum mandatory dividends – shareholders’ equity	165,515

Dividends payable (R$ 0.87 per share)	472,650
Statutory investments reserve	576,238

24.	Revenue from Sale and Services (Consolidated)

	2016	2015
Gross revenue from sale	79,361,004	77,463,652
Gross revenue from services	621,823	568,556
Sales taxes	(1,929,288)	(2,011,860)
Discounts and sales returns	(703,305)	(360,777)
Deferred revenue (see Note 21)	2,721	(4,297)

Net revenue from sales and services	77,352,955	75,655,274

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

25.	Expenses by Nature (Consolidated)

The Company presents its expenses by function in the consolidated income statement and presents below its expenses by nature:

	2016	2015
Raw materials and materials for use and consumption	69,173,511	67,763,793
Personnel expenses	2,042,985	1,950,776
Freight and storage	1,077,552	1,134,388
Depreciation and amortization	1,103,538	1,002,647
Advertising and marketing	200,011	177,336
Services provided by third parties	318,746	255,750
Lease of real estate and equipment	164,740	143,677
Other expenses	359,000	343,237

Total	74,440,083	72,771,604

Classified as:
Cost of products and services sold	70,342,723	68,933,702
Selling and marketing	2,651,501	2,516,561
General and administrative	1,445,859	1,321,341

Total	74,440,083	72,771,604

Research and development expenses are recognized in the income statements and amounted to R$ 50,129 in 2016 (R$ 41,368 in 2015).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

26.	Gain (loss) on Disposal of Property, Plant and Equipment and Intangibles (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, property, plant, and equipment, or intangible asset disposed of. In 2016, the loss was R$ 6,134 (gain of R$ 27,276 in 2015), represented primarily from disposal of property, plant, and equipment.

27.	Other Operating Income, Net (Consolidated)

	2016	2015
Commercial partnerships (1)	59,761	50,763
Merchandising (2)	38,851	29,158
Loyalty program (3)	19,411	22,455
Adjustment of working capital and net debt – Extrafarma acquisition (4)	—	13,784
Ultracargo – fire accident in Santos (see Note 33)	76,443	(92,192)
Compensation of undue use of Ultratecno brand	—	16,000
Others	4,506	10,616

Other operating income, net	198,972	50,584

(1)	Refers to contracts with service providers and suppliers which establish trade agreements for convenience stores and gas stations.
(2)	Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.
(3)	Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.
(4)	For further information, see Note 3.a to the financial statements of the Company filed with the CVM on February 17, 2016.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

28.	Financial Income (Expense)

	Parent		Consolidated
	2016	2015	2016	2015
Financial income:
Interest on financial investments	140,895	175,391	404,080	341,739
Interest from customers	—	—	103,976	81,374
Other financial income	—	7	5,187	3,316

	140,895	175,398	513,243	426,429

Financial expenses:
Interest on loans	—	—	(777,424)	(666,791)
Interest on debentures	(118,421)	(113,562)	(374,125)	(308,290)
Interest on finance leases	—	—	(7,839)	(4,023)
Bank charges, financial transactions tax, and other charges	(6,094)	(829)	(74,761)	(46,966)
Exchange variation, net of gains and losses with derivative instruments	—	—	(69,854)	(71,384)
Changes in subscription warranty—indemnification (see Note 22)	(42,615)	(21,154)	(42,615)	(21,154)
Monetary restatement of provisions, net, and other financial expenses	(22)	(24)	(9,201)	(11,159)

	(167,152)	(135,569)	(1,355,819)	(1,129,767)

Financial income (expense)	(26,257)	39,829	(842,576)	(703,338)

29.	Earnings per Share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants—indemnification, as mentioned in Notes 8.c and 22, respectively.

Basic Earnings per Share	2016	2015
Net income for the year of the Company	1,561,585	1,503,466

Weighted average shares outstanding (in thousands)	541,391	543,775
Basic earnings per share – R$	2.8844	2.7649

Diluted Earnings per Share	2016	2015
Net income for the year of the Company	1,561,585	1,503,466

Weighted average shares outstanding (in thousands), including deferred stock plan and subscription warrants—indemnification	545,509	548,054
Diluted earnings per share – R$	2.8626	2.7433

Weighted Average Shares Outstanding (in thousands)
Weighted average shares outstanding for basic per share calculation:	541,391	543,775
Dilution effect
Subscription warrants—indemnification	2,267	2,161
Deferred Stock Plan	1,851	2,118

Weighted average shares outstanding for diluted per share calculation:	545,509	548,054

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

30.	Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the states of Amapá, Ceará, Maranhão, Pará, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, São Paulo and Tocantins. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

The main financial information of each of the Company’s segments are stated as follows:

	2016	2015
Net revenue from sales and services:
Ultragaz	5,365,524	4,621,242
Ipiranga	66,407,305	65,349,812
Oxiteno	3,700,703	4,082,479
Ultracargo	355,412	315,510
Extrafarma	1,578,210	1,336,255
Others (1)	45,504	45,244
Intersegment sales	(99,703)	(95,268)

Total	77,352,955	75,655,274

Intersegment sales:
Ultragaz	2,942	3,027
Ipiranga	—	—
Oxiteno	2,519	2,576
Ultracargo	48,941	44,395
Extrafarma	—	—
Others (1)	45,301	45,270

Total	99,703	95,268

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	5,362,582	4,618,215
Ipiranga	66,407,305	65,349,786
Oxiteno	3,698,184	4,079,903
Ultracargo	306,471	271,115
Extrafarma	1,578,210	1,336,255
Others (1)	203	—

Total	77,352,955	75,655,274

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2016	2015
Operating income (expense):
Ultragaz	288,449	213,895
Ipiranga	2,383,585	2,154,606
Oxiteno	308,177	579,541
Ultracargo	127,904	(16,058)
Extrafarma	(5,577)	4,985
Others (1)	3,172	24,561

Total	3,105,710	2,961,530

Share of profit of joint-ventures and associates:
Ultragaz	(39)	(55)
Ipiranga	(23,178)	(21,779)
Oxiteno	975	2,003
Ultracargo	(27)	699
Others (1)	29,745	8,248

Total	7,476	(10,884)

Financial income	513,243	426,429
Financial expenses	(1,355,819)	(1,129,767)

Income before income and social contribution taxes	2,270,610	2,247,308

Additions to property, plant, and equipment and intangible assets:
Ultragaz	248,627	251,463
Ipiranga	911,927	921,634
Oxiteno	291,294	136,314
Ultracargo	81,166	24,463
Extrafarma	140,454	80,813
Others (1)	17,365	24,248

Total additions to property, plant, and equipment and intangible assets (see Notes 12 and 13)	1,690,833	1,438,935
Asset retirement obligation – fuel tanks (see Note 19)	(483)	(625)
Capitalized borrowing costs	(23,980)	(25,207)

Total investments in property, plant, and equipment and intangible assets (cash flow)	1,666,370	1,413,103

Depreciation and amortization charges (excluding intersegment account balances):
Ultragaz	158,193	143,207
Ipiranga	695,664	612,727
Oxiteno	149,716	158,261
Ultracargo	43,356	41,668
Extrafarma	42,666	23,744
Others (1)	13,943	23,040

Total	1,103,538	1,002,647

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2016	2015
Total assets (excluding intersegment account balances):
Ultragaz	2,308,686	2,155,618
Ipiranga	11,663,289	11,155,357
Oxiteno	6,354,788	4,121,368
Ultracargo	1,535,815	1,276,927
Extrafarma	1,719,524	1,527,759
Others(1)	577,568	476,032

Total	24,159,670	20,713,061

(1)	Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and subsidiaries Serma—Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.

The balances of the assets of 2015 were reclassified to maintain comparability and consistency with the criteria of 2016 to offset deferred income tax and social contribution assets against deferred income tax and social contribution liabilities, as shown in note 9.a):

	2015
	Amounts previously presented	Reclassification	Amounts reclassified
Ultragaz	2,195,314	(39,696)	2,155,618
Ipiranga	11,292,350	(136,993)	11,155,357
Oxiteno	4,148,716	(27,348)	4,121,368
Ultracargo	1,283,613	(6,686)	1,276,927
Extrafarma	1,570,024	(42,265)	1,527,759
Others(1)	476,032	—	476,032

Total	20,966,049	(252,988)	20,713,061

Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	2016	2015
United States of America	264,478	201,286
Mexico(1)	103,051	140,759
Uruguay(1)	67,251	79,408
Venezuela	5,989	4,364

	440,769	425,817

(1)	The decrease in fixed and intangible assets in 2016 is substantially due to the valuation of the Real against the functional currencies of the foreign subsidiaries used in the translation of information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The Company generates revenue from operations in Brazil, Mexico, United Stated of America, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	2016	2015
Net revenue:
Brazil	76,283,061	74,337,803
Mexico	183,124	215,141
Uruguay	33,782	37,938
Venezuela	25,393	158,020
Other Latin American countries	448,814	392,748
United States of America and Canada	158,280	166,277
Far East	57,662	190,160
Europe	97,261	101,931
Others	65,578	55,256

Total	77,352,955	75,655,274

31.	Risks and Financial Instruments (Consolidated)

Risk Management and Financial Instruments—Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a conservative policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit, and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments, and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•	Supervision and monitoring of compliance with the principles, guidelines, and standards of the Policy is the responsibility of the Risk and Investment Committee, which is composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fundraising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.

•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.

•	The internal audit department audits the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Currency Risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais as of December 31, 2016 and 2015:

Assets and Liabilities in Foreign Currencies

In millions of Brazilian Reais	2016	2015
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	423.9	147.8
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	323.4	188.8
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	600.9	611.4

	1,348.2	948.0

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and negative goodwill	(4,736.3)	(2,630.3)
Payables arising from imports, net of advances to foreign suppliers	(57.1)	(64.4)

	(4,793.4)	(2,694.7)

Foreign currency hedging instruments	2,206.4	2,667.2

Net asset (liability) position – Total	(1,238.8)	920.5
Net asset (liability) position – Income statement effect	24.8	(40.7)
Net asset (liability) position – Shareholders’ equity effect	(1,263.6)	961.2

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Assets and Liabilities in Foreign Currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net liability position of R$ 1,238.8 million in foreign currency:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
(1) Income statement effect	Real devaluation	2.5	6.2	12.4
(2) Shareholders’ equity effect		(126.4)	(315.9)	(631.8)

(1) + (2)	Net effect	(123.9)	(309.7)	(619.4)

(3) Income statement effect	Real appreciation	(2.5)	(6.2)	(12.4)
(4) Shareholders’ equity effect		126.4	315.9	631.8

(3) + (4)	Net effect	123.9	309.7	619.4

The shareholders’ equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.r and 23.f—Cumulative Translation Adjustments), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and Hedge Accounting below).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Interest Rate Risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES, and other development agencies, as well as debentures and borrowings in foreign currency, as shown in Note 14.

The Company attempts to maintain its financial interest assets and liabilities at floating rates.

The table below shows the financial assets and liabilities exposed to floating interest rates as of December 31, 2016 and 2015:

In millions of Brazilian Reais

	Note	2016	2015
CDI
Cash equivalents	4	3,837.8	2,497.9
Financial investments	4	1,174.5	801.6
Asset position of foreign exchange hedging instruments—CDI	31	28.3	30.6
Loans and debentures	14	(5,862.3)	(5,520.9)
Liability position of foreign exchange hedging instruments—CDI	31	(2,181.6)	(2,225.1)
Liability position of hedging instruments from pre-fixed interest to CDI	31	—	(27.8)

Net liability position in CDI		(3,003.3)	(4,443.7)

TJLP
Loans –TJLP	14	(404.4)	(420.8)

Net liability position in TJLP		(404.4)	(420.8)

LIBOR
Asset position of foreign exchange hedging instruments—LIBOR	31	1,149.7	1,364.4
Loans—LIBOR	14	(1,470.1)	(1,587.1)

Net liability position in LIBOR		(320.4)	(222.7)

TIIE
Loans—TIIE	14	(9.6)	(27.1)

Net liability position in TIIE		(9.6)	(27.1)

SELIC
Loans – SELIC	14	(99.5)	(30.9)

Net liability position in SELIC		(99.5)	(30.9)

Total net liability position exposed to floating interest		(3,837.2)	(5,145.2)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Floating Interest Rate Risk

The table below shows the incremental expenses and income that would be recognized in financial income in 2016, due to the effect of floating interest rate changes in different scenarios:

In millions of Brazilian Reais

	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	40.1	100.3	200.6
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.3	0.8	1.6
Interest effect on debt in CDI	Increase in CDI	(80.8)	(202.1)	(404.2)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(57.4)	(110.1)	(198.0)

Incremental expenses		(97.8)	(211.1)	(400.0)

Interest effect on debt in TJLP	Increase in TJLP	(3.0)	(7.6)	(15.2)

Incremental expenses		(3.0)	(7.6)	(15.2)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	0.8	2.0	4.1
Interest effect on debt in LIBOR	Increase in LIBOR	(1.1)	(2.7)	(5.5)

Incremental expenses		(0.3)	(0.7)	(1.4)

Interest effect on debt in TIIE	Increase in TIIE	(0.1)	(0.2)	(0.4)

Incremental expenses		(0.1)	(0.2)	(0.4)

Interest effect on debt in SELIC	Increase in SELIC	(0.9)	(2.3)	(4.6)

Incremental expenses		(0.9)	(2.3)	(4.6)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Credit Risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments, and trade receivables.

Credit risk of financial institutions—Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Government credit risk—The Company’s policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

Customer credit risk—Such risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following allowances for doubtful accounts on trade receivables:

	2016	2015
Ipiranga	182,252	151,921
Ultragaz	33,804	28,136
Oxiteno	10,856	12,412
Extrafarma	3,449	5,376
Ultracargo	2,971	2,971

Total	233,332	200,816

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Liquidity Risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital and sources of financing to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 3,039.9 million, including estimated interests on loans (for quantitative information, see Note 14). Furthermore, the investment plan for 2017 totals R$ 2,174 million. As of December 31, 2016, the Company and its subsidiaries had R$ 5,686.7 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities as of December 31, 2016 to be settled by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet as of December 31, 2016.

In millions of Brazilian Reais

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	14,771.2	3,039.9	6128.9	1,786.2	3,816.2
Currency and interest rate hedging instruments (3)	337.7	179.7	128.1	29.6	0.3
Trade payables	1,709.7	1,709.7	—	—	—

(1)	To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) CDI of 11.5%, (ii) exchange rate of the Real against the U.S. dollar of R$ 3.40 in 2017, R$ 3.66 in 2018, R$ 3.93 in 2019, R$ 4.21 in 2020 and R$ 4.51 in 2021, (iii) TJLP of 7.5% p.a. and (iv) IGP-M of 4.6% in 2017, 4.5% in 2018, 4.5% in 2019 and 4.5% in 2020 (source: BM&FBOVESPA, Bulletin Focus and financial institutions).
(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)	The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA on December 29, 2016 and on the futures curve of LIBOR (ICE—IntercontinentalExchange) on December 30, 2016. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 14). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Selection and Use of Financial Instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “Risk Management and Financial Instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered into by the Company and its subsidiaries:

			Notional amount(1)		Fair value		Amounts receivable	Amounts payable
Hedging instruments	Counterparty	Maturity	2016	2015	2016	2015	2016
					R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Bradesco, BTMU, Itaú, JP Morgan, Morgan Stanley, Santander, Scotiabank	Jan 2017 to Oct 2026	US$ 350.0	US$ 350.0	1,149.7	1,364.4	1,149.7	—
Receivables in U.S. dollars (Fixed)			US$ 1,062.4	US$ 334.5	1,084.6	1,335.1	1,084.6	—
Payables in CDI interest rate			US$ (1,412.4)	US$ (684.5)	(2,181.6)	(2,225.1)	—	2,181.6

Total result			—	—	52.7	474.4	2,234.3	2,181.6

b – Exchange rate swaps payable in U.S. dollars + COUPON
Receivables in CDI interest rates	Itaú, Santander	Jan 2017 to Apr 2017	US$ 8.5	US$ 7.9	28.3	30.6	28.3	—
Payables in U.S. dollars (Fixed)			US$ (8.5)	US$ (7.9)	(27.9)	(32.3)	—	27.9

Total result			—	—	0.4	(1.7)	28.3	27.9

c – Interest rate swaps in R$
Receivables in fixed interest rate			—	R$27.5	—	27.4	—	—
Payables in CDI interest rate			—	R$(27.5)	—	(27.8)	—	—

Total result			—	—	—	(0.4)	—	—

Total gross result					53.1	472.3	2,262.6	2,209.5
Income tax					(36.9)	(86.0)	(36.9)	—

Total net result					16.2	386.3	2,225.7	2,209.5

Positive result (see Note 4)					218.5	433.7
Negative result (see Note 14)					(202.3)	(47.4)

(1)	In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Hedging instruments existing as of December 31, 2016 are described below, according to their category, risk, and hedging strategy:

a—Hedging against foreign exchange exposure of liabilities in foreign currency—The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI, (ii) firm commitments in U.S. dollars, changing them into debts or firm commitments in Reais indexed to the CDI and (iii) change a financial investment linked to the CDI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. As of December 31, 2016, the Company and its subsidiaries had outstanding swap contracts totaling US$ 1,412.4 million in notional amount with a liability position, on average of 83.5% of CDI, of which US$ 329.4 million, had an asset position at US$ + 1.29% p.a., US$ 350.0 million had an asset position at US$ + LIBOR + 0.87% p.a. and US$ 733.0 million in interest rate swap with an asset position at US$ + 5.65% p.a. This amount includes US$ 440.0 million related to the fair value of hedging instruments of Ipiranga’s debt (see Notes 14.c and “hedge accounting” below) and US$ 152.6 million related to hedging instruments of cash flow of firm commitment (see “hedge accounting” below).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b—Hedging against foreign exchange exposure of operations—The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. As of December 31, 2016, these swap contracts totaled US$ 8.5 million and, on average, had an asset position at 72.3% of CDI and a liability position at US$ + 0.0% p.a.

c—Hedging against the interest rate fixed in local financing—The purpose of these contracts is to convert the interest rate on financing contracted in Brazilian Reais from fixed into floating. This swap contract was settled at maturity date (See Note 14.h).

Hedge Accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness , as well as the changes in their fair value.

Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

On December 31, 2016, the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 440.0 million. In 2016, a loss of R$ 426.4 million related to the result of hedging instruments, a loss of R$ 11.6 million related to the fair value adjustment of debt, and a gain of R$ 255.6 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 101.9% of CDI (see Note 14.c.1).

Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge “firm commitments” and non-derivative financial instruments to hedge “highly probable future transactions”, to hedge against fluctuations arising from changes in exchange rate.

On December 31, 2016, the notional amount of exchange rate hedging instruments of firm commitments designated as cash flow hedges totaled US$ 152.6 million, and a loss of R$ 132.5 million was recognized in the income statement. On December 31, 2016, the unrealized loss of “Other comprehensive income” is R$ 13.8 million, net of deferred income and social contribution taxes.

On December 31, 2016, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as fair value hedge, related to notes in the foreign market totaled US$ 570.0 million. On December 31, 2016, the unrealized loss of “Other comprehensive income” is R$ 12.1 million, net of deferred income and social contribution taxes.

Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market for hedging net investment in foreign entities, to offset changes in exchange rates.

On December 31, 2016, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 133.0 million. On December 31, 2016, the unrealized loss of “Other comprehensive income” is R$ 2.8 million, net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in shareholders’ equity.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the shareholders’ equity as of December 31, 2016 and 2015 of the Company and its subsidiaries:

	R$ million
	2016
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(177.0)	(13.8)
b – Exchange rate swaps payable in U.S. dollars (ii)	9.2	—
c – Interest rate swaps in R$ (iii)	(0.5)	—
d – Non-derivative financial instruments (iv)	(28.5)	(14.9)

Total	(196.8)	(28.7)

	R$ million
	2015
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(143.1)	6.3
b – Exchange rate swaps payable in U.S. dollars (ii)	(2.2)	(31.3)
c – Interest rate swaps in R$ (iii)	1.1	—

Total	(144.2)	(25.0)

(i)	Does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments).
(ii)	Considers the designation effect of foreign exchange hedging.
(iii)	Considers the designation effect of interest rate hedging in Brazilian Reais.
(iv)	Considers the results of notes in the foreign market.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of December 31, 2016 and 2015, are stated below:

			2016		2015
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	4	113,318	113,318	192,016	192,016
Financial investments in local currency	Measured at fair value through profit or loss	4	3,837,807	3,837,807	2,497,903	2,497,903
Financial investments in foreign currency	Measured at fair value through profit or loss	4	323,033	323,033	12,974	12,974
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	113,640	113,640	790,969	790,969
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	1,053,369	1,053,369	—	—
Fixed-income securities and funds in local currency	Held to maturity	4	7,449	7,449	10,618	10,618
Fixed-income securities and funds in foreign currency	Available for sale	4	34,775	34,775	35,013	35,013
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	218,458	218,458	433,669	433,669

Total			5,701,849	5,701,849	3,973,162	3,973,162

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,428,907	1,428,907	1,715,405	1,715,405
Financing	Measured at amortized cost	14	6,990,269	6,881,085	4,846,649	4,686,178
Debentures	Measured at amortized cost	14	2,746,881	2,746,915	2,246,215	2,233,313
Finance leases	Measured at amortized cost	14	48,716	48,716	45,894	45,894
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	202,357	202,357	47,445	47,445
Subscription warrants – indemnification	Measured at fair value through profit or loss	22	153,429	153,429	112,233	112,233

Total			11,570,559	11,461,409	9,013,841	8,840,468

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which corresponds to their fair value.

•	Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) at the financial statements date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. (See Note 22).

•	In 2016, the fair value calculation of notes in the foreign market (see Note 14.b) is based on the quoted price in an active market.

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates December 31, 2016 and 2015. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss, (iii) financial investments that are classified as available for sale, which are measured at fair value through other comprehensive income (see Note 4), (iv) loans and financing measured at fair value through profit or loss (see Note 14), (v) guarantees to customers that have vendor arrangements (see Note 14.k), which are measured at fair value through profit or loss, and (vi) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 22). The financial investments classified as held-to-maturity are measured at amortized cost. Cash, banks, and trade receivables are classified as loans and receivables. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value Hierarchy of Financial Instruments

The financial instruments are classified in the following categories:

(a)	Level 1—prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2—inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3—inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries December 31, 2016 and 2015:

	Category	Note	2016	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	113,318	113,318	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	3,837,807	3,837,807	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	323,033	323,033	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	113,640	113,640	—	—
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	1,053,369	1,053,369	—	—
Fixed-income securities and funds in local currency	Held to maturity	4	7,449	7,449	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	34,775	32,167	2,608	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	218,458	—	218,458	—

Total			5,701,849	5,480,783	221,066	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,428,907	—	1,428,907	—
Financing	Measured at amortized cost	14	6,881,085	2,338,920	4,542,165	—
Debentures	Measured at amortized cost	14	2,746,915	—	2,746,915	—
Finance leases	Measured at amortized cost	14	48,716	—	48,716	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	202,357	—	202,357	—
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	22	153,429	—	153,429	—

Total			11,461,409	2,338,920	9,122,489	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	2015	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	192,016	192,016	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	2,497,903	2,497,903	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	12,974	12,974	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	790,969	790,969	—	—
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	35,013	25,615	9,398	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	433,669	—	433,669	—

Total			3,973,162	3,530,095	443,067	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,715,405	—	1,715,405	—
Financing	Measured at amortized cost	14	4,686,178	—	4,686,178	—
Debentures	Measured at amortized cost	14	2,233,313	—	2,233,313	—
Finance leases	Measured at amortized cost	14	45,894	—	45,894	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	47,445	—	47,445	—
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	22	112,233	—	112,233	—

Total			8,840,468	—	8,840,468	—

(1)	Refers to subscription warrants issued by the Company in the Extrafarma acquisition. For further information, see Note 22.

Sensitivity Analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBOVESPA as of December 29, 2016. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 5.94 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of December 30, 2016, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais as of December 31, 2016 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	170,030	775,209	1,380,387
(2) Debts/firm commitments in dollars	appreciation	(170,029)	(775,200)	(1,380,371)

(1)+(2)	Net effect	1	9	16

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(236)	6,753	13,742
(4) Gross margin of Oxiteno	devaluation	236	(6,753)	(13,742)

(3)+(4)	Net effect	—	—	—

32.	Commitments (Consolidated)

a.	Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu (*)	397,000	2031
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

(*)	In December 2016, this contract was renewed for a period of 15 years, changing the minimum contractual movement from 100,000 tons/year to 397,000 tons/year.

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2016, these rates were R$ 6.99 per ton for Aratu and R$ 2.90 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum annually consumption level of ethylene, calculated quarterly, and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provided for a minimum annual consumption of 190 thousand tons in 2016. The minimum purchase commitment and the actual demand accumulated to December 31, 2016 and 2015, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The subsidiary met the minimum purchase volume required in the agreement, according to contractual conditions and tolerance.

	Minimum purchase commitment (*)		Accumulated demand (actual)
In tons of ethylene	2016	2015	2016	2015
1st quarter	47,240	37,743	47,196	44,352
2nd quarter	47,240	46,596	53,530	51,112
3rd quarter	47,760	47,890	54,180	48,507
4th quarter	35,599	47,890	37,649	41,950
Total	177,839	180,119	192,555	185,921

(*)	Adjusted for scheduled shutdowns in Braskem S.A. during the periods.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. The minimum purchase commitment and the actual demand accumulated to December 31, 2016 and 2015, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary met the minimum purchase volume required in the agreement, according to contractual conditions and tolerance.

	Minimum purchase commitment (*)		Accumulated demand (actual)
In tons of ethylene	2016	2015	2016	2015
1st semester	17,688	20,101	18,423	17,669
2nd semester	21,206	17,376	21,480	19,482
Total	38,894	37,477	39,903	37,151

(*)	Adjusted for scheduled shutdowns in Braskem S.A. during the periods.

b.	Insurance Coverage in Subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of maximum possible losses of certain locations are shown below:

Maximum compensation value (*)
Oxiteno	US$ 1,062
Ipiranga	R$ 770
Ultracargo	R$ 715
Ultragaz	R$ 300
Extrafarma	R$ 135

(*)	In millions. In accordance with policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers (D&O) to indemnify the members of the Board of Directors, fiscal council and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 50 million, which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Operating Lease Contracts

Subsidiaries Cia. Ultragaz, Bahiana, Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleet. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
2016	25,237	26,464	—	51,701

The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total
2016	payable	112,627	325,295	204,956	642,878
	receivable	(52,703)	(159,074)	(75,523)	(287,300)

The expense recognized in 2016 for operating leases was R$ 101,330 (R$ 100,522 in 2015), net of sublease income.

33.	Ultracargo – Fire Accident in Santos

In April 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos, which represented 4% of the subsidiary’s overall capacity as of December 31, 2014. The Civil and Federal Police investigated the accident and its impacts, and concluded that it is not possible to determine the cause of the accident and neither to individualize active or passive conduct related to the cause, and there was no criminal charge against either individual or the subsidiary, by both authorities.

As a result of this accident, some of the operations, which correspond to 150 thousand cubic meters, or 22.5% of Ultracargo’s overall capacity, are still suspended. The decommissioning process, which comprised the removal of equipment and structures of the terminal affected by the fire, was concluded and works of the rehabilitation and commissioning for return of the overall terminal operation are underway.

As a result of the evolution of the regulation process with insurers, as of December 31, 2016, were recorded the insurance receivable in the amount of R$ 366,678 and indemnities to customers and third parties in the amount of R$ 99,863. In addition, there are contingent liabilities related to lawsuits and extrajudicial lawsuits in the amount of R$ 96,408 and R$ 16,637, respectively. During 2016, Ultracargo received R$ 78,878 related to rescue, containment expenses and loss of profit. As disclosed in Note 27, in 2016 the accident generated a revenue of R$ 76,443 (an expense of R$ 92,192 in 2015).

Dear Shareholders,

The management of ULTRAPAR PARTICIPAÇÕES S.A. (Ultrapar) hereby submits for Shareholders’ appreciation the Management Report and Financial Statements for the fiscal year 2016. This information is accompanied by an independent, unqualified auditor’s report, which has been discussed and reviewed by the Management.

COMPANY PROFILE

Ultrapar is a multibusiness company that started its activities almost 80 years ago, with leading positions in five different business segments. It operates with a widespread presence and throughout the Brazilian territory in the specialized distribution and retail through Ipiranga, in the fuel sector, Ultragaz, in Liquefied Petroleum Gas—LPG sector, and Extrafarma, in retail pharmacy business. It also operates in the segment of specialty chemicals through Oxiteno, which has a leading position in Latin America, and storage of liquid bulk through Ultracargo, present in six ports in Brazil.

Since 1999, Ultrapar’s shares have been listed at the New York Stock Exchange (NYSE), with ADRs level III, and at the BM&FBOVESPA (Sao Paulo Securities, Commodities and Futures Exchange), and since 2011 in the Novo Mercado listing segment.

MESSAGE FROM THE MANAGEMENT 2016

The business environment in Brazil during 2016 showed a deterioration in both the economic and political crises. The country experienced its deepest recession in recent history reflecting in a significant decrease in GDP, disposable income and employment.

In spite of the unfavorable background, which affected our businesses most closely linked to economic performance, we have sought to create opportunities and to continue our expansion and evolution as an organization. In addition to our focus on the constant development of our people, different from the general trend in Brazil, we created further 576 new direct jobs in 2016 bringing our payroll up to more than 15 thousand employees by the year-end. Over the course of Ultra’s nearly 80 years, we have built a solid and resilient company, as a result of careful planning, investment and execution.

The internal structure of our business has been instrumental in allowing us to pursue a growth trajectory despite the recessive scenario and political uncertainty. In 2016, we analyzed and executed various initiatives and projects, resulting in new sources of growth for our operations. With diligence and confidence in our business model, we announced three important transactions during the period: signatures of a sale and purchase agreement for the acquisitions of ALESAT, in the fuel distribution segment, and Liquigás, in LPG distribution and the creation of a new lubricants company in partnership with Chevron. We also implemented a robust investment plan worth R$ 1.9 billion, up 36% from 2015.

At Ipiranga, the investment strategy focused mainly on the network expansion, the strengthening of our reseller partnership and on the expansion of the distribution infrastructure. We ended the year with 7,563 Ipiranga service stations, 333 more than in 2015. Another aspect, which is clear in Ipiranga’s strategy, is the differentiation through diversification and innovation in products, services and convenience. Tangible evidence of such strategy during 2016 can be seen in the form of investments in 256 new am/pm franchises, 128 Jet Oil stores, 163 bakeries, 138 beer caves, among other initiatives designed to offer greater value, comfort and quality to our resellers and customers.

At Oxiteno, internationalization proceeded a pace through expansion in the United States. During 2016, developments at the new plant in Pasadena, Texas progressed, a project expected to extend through 2017. This will allow Oxiteno to compete more effectively in the United States surfactants market. Our presence in this market is also strategic given the attractive conditions of infrastructure and raw material inputs. In addition to developing projects, which ensure future growth, we also saw progress in innovation through the introduction of 60 new products in our portfolio.

The focus on innovation and operational excellence has also proved critical at Ultragaz. The company advanced in its strategy based on growth and improvements of its reseller network, improving its differentiation in services with the support of technology and information systems as well as the creation of new channels of commercialization. As to the operational part of the business, we invested in a new bottling base in the city of Juazeiro (BA) for increasing efficiencies in distribution and services offered regionally.

Following a challenging period since the fire accident in Santos in April 2015, Ultracargo ended 2016 with a highly positive outlook, both for its segment of operations, benefited by the strength of fuel handling activities at the ports as well as the prospects for resumption of operations impacted by the fire. A priority for Ultracargo was to act transparently and responsibly following the accident in light of its consequences. Today, this has served to enable us to view the event as an opportunity for learning and strengthening the business.

In 2016, we relaunched the Extrafarma brand that reinforces the characteristics of client trust and close relationships. Combined with the new store model and operational excellence, the brand epitomizes initiatives designed to provide greater convenience and a better shopping experience for our customers. With this more robust platform and operational excellence in place, we are accelerating our expansion in the North and Northeast regions and gradually to other regions of Brazil, with the rollout of 71 new stores, ending the year with 315 stores in 10 states.

With this equation – to invest with discipline and planning, to serve our clients with passion and to execute our strategy responsibly –, we continually reiterate our commitment to our stakeholders.

Socio-environmental philosophy, innovation and operational excellence

Ultrapar endeavors to maintain the values of ethics in business, the culture of citizenship and excellence in the standards of health, safety and the environment.

Ultra’s Sustainability Model covers five pillars – Safety, Environment, People, Products and Services and Value Chain, which unfold into 28 performance and management indicators, aligned with the corporate sustainability guidelines. Due to the characteristics of each market where we operate, our businesses maintain individual policies related to socio-environmental activities. As part of this continual improvement in sustainability initiatives, we are a component of the BM&FBOVESPA’s Carbon Efficient Stock Index (ICO2). Ultra was also recognized for its responsible environmental management practices by CDP (Carbon Disclosure Program), an international organization that incentivizes and provides a global system for companies and cities to measure, disclose, manage and share information on the environment. For the second consecutive year, Ultra was highlighted in Exame magazine’s Guide to Sustainability 2016 as a model company in the retail category.

People

The quality of our human capital is the factor which constitutes Ultra’s dynamic and entrepreneurial element. The capacity of its employees has a strong influence on productivity and profitability, on the level of client service, on reputation, image and on the competitiveness of the company. Our model for people management supports the development of employees and leadership, motivated by the need to meet challenging goals, while also stimulating the movement of staff between different areas and businesses. One of the main thrusts of people management is to align formation and skills to Ultra’s multibusiness culture, the reason for the major potential for movement of talents that exists in the Company. In 2016, more than 1,500 employees enjoyed the benefits of transfers between areas of the same business unit or to other business units of the company.

# employees	2016	2015
Ultrapar	15,173	14,597
Extrafarma	5,670	5,269
Ultragaz	3,610	3,603
Ipiranga	2,903	2,864
Oxiteno	1,903	1,806
Ultracargo	645	596
Corporate Center	442	459

Fundamental to the development of the business is to promote the development of new competencies among its employees while at the same time reinforcing Ultra’s culture and identity. In this context, we invested nearly 400 thousand hours of training in our employees. The Company’s multibusiness culture demands the continual renewal of talents and the development of various competencies. In 2016, some 300 young people joined Ultra through internship, trainee and young professionals programs.

Clients, resellers and suppliers

Passion and respect for the client have driven Ultra’s businesses. In addition, we have established solid partnerships based on ethical principles and on management focused on sustainable financial results with our broad-based network of suppliers and resellers, contributing to the longevity of the Company’s businesses.

In the process of introducing differentiation through innovation and convenience, Ipiranga has developed and launched on the market Abastece Aí (Fill up here), an initiative which seeks to maximize the advantages from the integration of platforms for offering still more convenience and benefits to customers. Through the Abastece Aí app, the customer programs or decides with immediate effect on a refueling option, which is automatically recognized by the Ipiranga service station attendant. He also chooses the rewards he prefers to receive and finalizes refueling with the Km de Vantagens password, payment being totally secure. Ipiranga has also launched DT Clean gasoline, using one of the most modern fuel additive technologies and designed to recover the engine’s original performance, at the same time increasing its useful life and providing fuel economy.

Core to Oxiteno’s strategy is innovation. Our investments in research and development seek solutions, which meet client requirements, cause less socio-environmental impact and are in line with macro tendencies. In 2016, R$ 50 million was invested in research and development, notable for example the launch of adjuvant solutions for improving efficiency in the use of agrochemicals that increase agricultural productivity.

Over the past few years, Ultragaz has dedicated greater resources to building up its differentiation edge and offering innovative solutions. The company’s performance has been based on information systems initiatives, use of digital intelligence and geolocation for client prospecting, customization for the offer of services and new forms of relationship with resellers and customers. Thanks to these initiatives, our resellers are better equipped to improve their businesses, our service teams have the tools for responding more rapidly to customers, prospecting is more effective and our final customers are provided with greater convenience in ordering, receiving and paying for gas.

Ultracargo has bolstered its business as a quality service provider to the fuels market. The most challenging aspect of the economy for this segment has been reduced flows in the chemicals area, that closely tracks economic performance. As a result, the company has made a natural transition to becoming the natural operator to absorb additional fuel handling activities at Brazilian ports, activities that have intensified over the past few years, especially in 2016. The offer of space at ports for fuels has been made possible thanks to the flexibility offered by Ultracargo to its clients, an important factor that differentiates it in the market.

At Extrafarma, we chose to strengthen our retail platform in order to grow faster and sustainably with initiatives centered on creating a better shopping experience. Among the principal initiatives in this process was the new store model, more attractive to customers, the revision of the principal categories with a deeper assortment of items and more customer-friendly displays. The Clube Extrafarma loyalty program was also relaunched in a simpler form and with a greater number of reward redemption options. At the end of 2016, Clube Extrafarma had more than 5 million registered customers.

Capital markets

In 2016, Ultrapar’s shares trading on the BM&FBOVESPA posted an appreciation of 13%.

Ultrapar also declared dividends of R$ 907 million in 2016, an increase of 4% compared to 2015, and representing a dividend yield of 2.5% on the average share price in 2016.

Capital Markets
	2016	2015	Δ (%) 2016v2015
Market Value1 (R$ million)	37,933	35,693	6%
Closing price – UGPA3 (R$/share)	68.45	60.45	13%
Closing price – Ibovespa (points)	60,227	43,350	39%
Closing price – UGP (US$/ADRs)	20.74	15.25	36%
Closing price – Dow Jones (points)	19,763	17,425	13%
Average volume/day² (shares)	1,950,837	2,130,523	-8%
Average financial volume/day² (R$ 000)	132,999	136,671	-3%

[1]	Calculated based on the weighted average price for the period X total shares.
[2]	Included data from BM &FBOVESPA e NYSE

Relationship with the Independent Auditors

The policies of Ultrapar and its subsidiaries in engaging the services of independent auditors aims to ensure that there is no conflict of interest and loss of independence or objectivity and are based on the principles that preserve the auditor’s independence.

In the fiscal year ending December 31, 2016, Ultrapar and its subsidiaries did not engage any work from the independent auditors not directly linked to the audit of the financial statements. The total amount of fees due to the independent auditors relating to auditing services related to the financial statements for 2016 was R$ 5.8 million.

Deloitte Touche Tohmatsu began its external auditing services for Ultrapar in 2012.

ANALYSIS OF FINANCIAL PERFORMANCE IN 2016

Economic-operational environment

In a year characterized by the worsening of the crises on both political and economic fronts, Brazil ended 2016 with a combination of slowing business activity and a deterioration in disposable incomes and employment, thus inhibiting consumption and creating a challenging business environment. In the second half, there were some sporadic signs of improvement. Inflation slowed paving the way for cuts in the basic interest rate from 14.25% at the end of 2015 to 13.75% in 2016. The average US Dollar/Real exchange rate in 2016 was R$ 3.49 compared with R$ 3.33 in 2015, a devaluation of 5% albeit with an appreciating tendency of 17% during 2016. The number of light vehicles licensed during the year amounted to 2.0 million, making for a 2% growth in the fleet in 2016. The downturn in the global economy and the decisions of production of the OPEC member countries had influenced international oil prices, which began the year at US$ 36/barrel (Brent) and closed 2016 at US$ 55/barrel. In the petrochemical market, ABIQUIM (the Brazilian Chemical Industry Association) data indicated an increase of 5% in 2016 in National Apparent Consumption. Sales in the retail pharmacy sector, according to data from members of Abrafarma (the Brazilian Association of Pharmacies and Drugstores), grew 11% in 2016.

Ultrapar
	2016	2015	Δ (%) 2016v2015
Net revenue from sales and services	77,353	75,655	2%
Cost of products and services sold	(70,343)	(68,934)	2%
Gross profit	7,010	6,722	4%
Selling, marketing, general and administrative expenses	(4,097)	(3,838)	7%
Other operating income, net	199	51	—
Income from disposal of assets	(6)	27	—
Operating income	3,106	2,962	5%
EBITDA	4,217	3,953	7%
Depreciation and amortization	1,104	1,003	10%
Share of profit of subsidiaries and associates	7	(11)	—

Ipiranga

Ipiranga’s sales volume recorded a decline of 9% compared with 2015. Fuel sales volume for light vehicles (Otto cycle) reported a decrease of 9%, in spite of the effective growth of 2% in the light vehicle fleet, reflecting economic conditions, a worsening in employment levels and the increase in the relative prices of fuel compared to household income. Diesel volume was also down 9%, mirroring weakness in the economy overall.

Ipiranga posted a 2% increase in net revenue despite lower sales volume mainly due to (i) the increase in diesel and gasoline costs by Petrobras in October 2015 and also higher ethanol prices, (ii) the greater share of gasoline in the overall sales mix in 2016, and (iii) the strategy of constant innovation in service station services and convenience, resulting in greater customer satisfaction and loyalty.

Cost of goods sold by Ipiranga was 1% higher, due to increases in diesel and gasoline costs in October 2015 and correspondingly higher ethanol costs, partially attenuated by lower sales volume.

Selling, marketing, general and administrative expenses increased by 8% due to (i) higher expenses with studies and projects for expansion and innovation, (ii) expansion in the service station and franchise network and (iii) the effects of inflation in the period, offset in part by reduced freight on lower sales volume.

EBITDA in 2016 amounted to R$ 3.080 million, up 11% compared to 2015, despite lower sales volume, mainly due to (i) the strategy of constant innovation in service station services and convenience, (ii) the better sales mix and (iii) the reduction of the average fuels’ cost, made possible by imports.

Investments at Ipiranga during the year totaled R$ 1,065 million (i) R$ 429 million in the expansion of its distribution network (through the conversion of unbranded service stations, opening of new service stations and new customers) and am/pm and Jet Oil franchises focused on the Midwest, Northeast and North regions of Brazil, (ii) R$ 64 million in the expansion of its logistics infrastructure through the construction and expansion of logistics facilities, (iii) R$ 101 million in modernization largely in logistics facilities, and (iv) R$ 471 million in maintenance of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of the total amount invested, R$ 892 million were related to property, plant, equipment and intangible assets and R$ 173 million were related to the financing to clients, net of repayments.

Oxiteno

Volume sold at Oxiteno was 2% higher in 2016 as a result of a 17% expansion in commodities, in search of increased efficiency in the use of capacity and dilution of plant, above all in 1H16 to compensate for the 1% decline in specialty chemicals, a reflection of weak economic activity in Brazil.

Oxiteno’s net revenue was 9% down, largely due to 15% lower average prices in US Dollars, as a consequence of lower international commodities prices and a greater share of these products in the sales mix. Decrease in net revenue was partially offset by the depreciation of 5% in the Real against the US dollar and increased sales volume.

Cost of goods sold fell by 1% due to lower payroll costs offset by higher sales volume, a 5% depreciation in the Real against the US dollar and increased prices of certain raw materials.

Selling, marketing, general and administrative expenses fell 11%, mainly due to lower personnel expenses, offset by the depreciation of the Real on logistics and international units expenses, aimed by increased sales volume.

Oxiteno posted a 2016 EBITDA of R$ 459 million, a year-over-year decline of 38%, mainly due to (i) the variation in currency rates and in prices of certain raw materials, both moving in opposite directions in the comparison between 2016 and 2015, and (ii) the greater share of commodities in the product mix, attenuated by higher sales volume and by a 5% depreciation of the Real against the US dollar(R$ 0.16/US$).

Total investments at Oxiteno in 2016 amounted to R$ 288 million, mainly due to the maintenance of its industrial units and to the new ethoxylation plant in the United States.

Ultragaz

Sales volume at Ultragaz was 4% higher in 2016, with a 3% growth in the LPG bottled segment, the result of investments to increase the numbers of resellers, and 6% growth in the bulk segment due to investments in the capture of new customers.

Ultragaz reported net revenues 16% higher, mainly due to (i) the increases in the cost of bottled and bulk LPG at the refineries in 2015 and 2016, (ii) higher volume sold, the result of commercial initiatives for capture of new customers and resellers, (iii) the adoption of differentiation and innovation strategies, and (iv) the increased share of the bulk segment in the composition of total sales mix.

Ultragaz’s cost of goods sold was 15% higher mainly due to (i) the increase in LPG costs, (ii) higher volumes, and (iii) higher unit freight costs due to the increase in product withdrawals on more distant routes.

Selling, marketing, general and administrative expenses increased by 17% due to (i) higher expenditure on studies and projects for expansion and innovation, (ii) higher expenses with systems and support for commercial initiatives, and (iii) greater spending with advertising and marketing, highlighting key aspects of the current strategy focused on consumer convenience and services.

EBITDA amounted to R$ 447 million, 25% more than in 2015, the result of commercial initiatives for the capture of new customers and resellers and the strategy of differentiation and innovation.

Ultragaz invested R$ 225 million during 2016, allocated mainly in new clients in the bulk segment, replacement and acquisition of bottles and maintenance of its bottling facilities.

Ultracargo

Ultracargo’s total average storage posted an increase of 3% due mainly to greater fuel handling at the Suape and Aratu port terminals although offset by the partial interruption of activities at the Ultracargo terminal in Santos in 2015 due to the fire in April of that year. Excluding operations in Santos, handling was up by 8%.

Ultracargo’s net revenue was 13% higher mainly due to the increase in average storage and higher average tariffs at the terminals. Excluding operations at the Santos terminal, net revenue was 18% higher.

The cost of services provided reported growth of 31% due to higher costs with payroll and terminal maintenance. Additionally, since January 2016, some expenses have been reclassified as costs, in 2016 amounting to R$ 16 million.

Selling, marketing, general and administrative expenses fell 1% mainly due to the reclassification of some expenses as costs and partially offset by higher payroll expenses.

The “Other operating results” line in 2016 registered net income of R$ 71 million compared to a net expense of R$ 79 million in 2015. In 2016, amounts relate largely to recoveries on insurance claims of R$ 134 million, partially offset by fire-related expenses at the Santos terminal of R$ 68 million.

Ultracargo reported an EBITDA of R$ 171 million in 2016, a growth of R$ 145 million due to recoveries against insurance claims and greater handling movement. Excluding Santos operations and the effects of the fire, Ultracargo’s remaining port terminals recorded an EBITDA of R$ 100 million, 7% greater than 2015.

In 2016, Ultracargo invested a total of R$ 79 million mainly directed towards modernization of terminal safety systems and the adaptation and maintenance of existing terminals infrastructure.

Extrafarma

Extrafarma ended 2016 with 315 stores, a 24% increase (61 stores) compared to 2015. Over the course of the year, 71 new stores were opened and ten closed.

Extrafarma reported an 18% increase in gross revenue due to a growth of 28% in retail sales ex-mobile phones, a reflection of the larger average number of stores. Same store sales ex-mobile phones were 20% higher. This result was partially offset by the weak performance of the economy, which saw mobile phone sales decrease by 30%.

The cost of goods sold was 19% higher due to greater sales volume and the annual price adjustment in medicines authorized by the Drugs Market Regulation Chamber (CMED). Gross profit was R$ 506 million, an increase of 16%, thanks to improved sales.

Selling, marketing, general and administrative expenses recorded a 20% rise. The increase reflects an 18% average increase in the number of stores, the effects of inflation on payroll expenses and expenses with the launch of the new brand, partially offset by actions implemented for improving pharmaceutical retail management standards.

Extrafarma reported an EBITDA of R$ 37 million, a year-over-year increase of 29% due to sales growth and actions taken to improve pharmaceutical retail management standards, partially attenuated by the larger number of stores yet to reach full maturity.

Extrafarma invested R$ 143 million, mainly directed towards the opening of new drugstores and maintenance of the existing ones, as well as to the new distribution center in Pará, in replacement of the previously existing one in that state.

Ultrapar

Net revenue from sales and services

In 2016, Ultrapar reported net revenue from sales and services of R$ 77,353 million, a growth of 2% in relation to 2015 due to revenue growth in all the businesses with the exception of Oxiteno.

Cost of goods sold and services provided

Ultrapar reported cost of goods sold and services provided at R$ 70,343 million in 2016, an increase of 2% in relation to 2015 due to growth recorded at all the businesses with the exception of Oxiteno.

Gross profit

Ultrapar posted a gross profit of R$ 7,010 million in 2016, an increase of 4% relative to 2015, due to increases in gross profits at Ipiranga, Ultragaz and Extrafarma.

Selling, marketing, general and administrative expenses

Ultrapar’s selling, marketing, general and administrative expenses totaled R$ 4,097 million in 2016, 7% more than 2015 due to the effects of inflation on expenses and to particular aspects in each business.

Other operating results

In 2016, Ultrapar reported income, net of expenses, under the other operating results item of R$ 199 million against a net income of R$ 51 million in 2015, due to (i) the effects of the fire in April 2015 at Ultracargo’s Santos terminal with a positive impact of R$ 68 million in 2016, mainly relative to recoveries on insurance claims, and a negative R$ 92 million in 2015, and (ii) receipt of revenues due to the strategy of constant innovation in services and convenience at Ipiranga, attenuated by the recognition in 2015 of non-recurring income of R$ 30 million relating to the adjustment in working capital and net indebtedness due to the Extrafarma acquisition and a lawsuit for the use of trademark decided favorably to Ultrapar.

Income from sale of assets

In 2016, Ultrapar recorded a net expense from the sale of assets of R$ 6 million against net revenues of R$ 27 million in 2015, mainly due to reduced land sales by Ipiranga.

EBITDA Ultrapar’s consolidated EBITDA was R$ 4,217 million in 2016, a growth of 7% in relation to 2015 due to an increase in EBITDA at Ipiranga, Ultragaz, Ultracargo and Extrafarma.

R$ million	2016	2015	Δ (%) 2016v2015
Net income	1.571	1.513	4%
(+) Income and social contribution taxes	700	734
(+) Net financial expense	843	703
(+) Depreciation and Amortization	1.104	1.003
EBITDA	4.217	3.953	7%

Depreciation and amortization

Total costs and expenses with depreciation and amortization in 2016 were R$ 1,104 million, 10% higher than 2015 due to investments made during the course of 2016.

Operating income

Ultrapar recorded operating income of R$ 3,106 million in 2016, 5% up on 2015, due to higher operating profit at Ipiranga, Ultragaz and Ultracargo.

Financial results

Ultrapar’s financial result showed a net expense of R$ 843 million in 2016, R$ 139 million more than 2015, mainly due to (i) higher CDI rates in the period, (ii) higher net debt, and (iii) currency rate fluctuations in the period.

Net income for the fiscal year

Ultrapar reported a consolidated net income for 2016 of R$ 1,571 million, 4% more than the net income recorded in 2015, due to growth in EBITDA between the periods, partially offset by higher financial expenses and higher amortization and depreciation, the result of investments executed during the period.

Indebtedness Ultrapar’s gross debt at the end of the fiscal year 2016 was R$ 11,417 million with a gross cash position of R$ 5,702 million, that compose a net debt position of R$ 5,715 million, an increase of R$ 787 million in relation to 2015. Net debt at the end of 2016 corresponded to 1.36x EBITDA over the past 12 months against 1.24x at the end of 2015.

Investments and outlook

In 2016, Ultrapar’s investments, net of disposals and repayments amounted to R$ 1,9 billion, indicative of continuing favorable opportunities for growth in scale and gains in productivity as well as for the modernization of the existing operations.

Ultrapar’s investment plan for 2017 totals R$ 2,174 million. The value excludes eventual investments in the ALESAT and Liquigás operations and in the association with Chevron in lubricants, which transactions were announced on June12, November 17 and August 4, 2016, respectively. ALESAT and Liquigás transactions are under the analysis from Brazilian Anti-Trust Authority (CADE) and the association with Chevron was approved in February 2017.

At Ipiranga, the plan contemplates investments of R$ 1,116 million (i) to maintain the pace of expansion and modernization of its distribution network and of am/pm and Jet Oil franchises, and in new distribution centers to supply the convenience stores, (ii) in the expansion of its logistics infrastructure, mainly through the construction and expansion of logistics facilities, and (iii) in the maintenance and modernization of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations, as well as information systems to support its operations.

Investments approved for Oxiteno amount to R$ 478 million in 2017. This amount includes US$ 77 million to the construction of the new ethoxylation unit at its Texas (USA) plant, which shall be concluded by the end of 2017. The new unit’s capacity will be 170,000 tons per year at its final stage. The remaining amount will be directed to the n maintenance and modernization of its plants for higher productivity, as well as to information systems.

At Ultragaz, investments of R$ 221 million will be focused mainly (i) on capturing new clients in the bottled and bulk segment, (ii) on the replacement and purchase of LPG bottles, (iii) on the expansion and maintenance of filling plants, and (iv) on IT with focus on systems to support its operations.

Ultracargo will invest R$ 158 million, of which R$ 58 million in the expansion of Itaqui terminal, which shall be concluded by 2018 and in the adjustment, safety and maintenance of the infrastructure of its terminals.

At Extrafarma, we plan to invest R$ 178 million mainly in the opening and remodeling of stores, and in IT.

The plan also comprehends the continued modernization of our IT platform in all businesses to serve even better our customers, to improve logistics efficiency, to develop new ways of selling and to expand relationships with our resellers and partners.

The planning and execution capacity consistent with these strategic initiatives combined with inorganic investments will be instrumental to Ultrapar in consolidating a sustained growth trajectory and in maintaining the leadership already achieved in the segments in which it operates.

We would like to thank our shareholders, clients, employees, suppliers, service providers and other stakeholders for one more year of growth.

São Paulo, February 22, 2017 – Ultrapar Participações S.A. (BM&FBOVESPA: UGPA3/NYSE: UGP), a multi-business company engaged in specialized distribution and retail (Ipiranga / Ultragaz / Extrafarma), specialty chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the fourth quarter and the year 2016.

Results conference call

Brazilian conference call

February 23, 2017

09:00 a.m. (US EST)

Telephone for connection: +55 11 2188 0155

Code: Ultrapar

International conference call

February 23, 2017

10:30 a.m. (US EST)

Participants in Brazil: 0800 891 0015

Participants in the USA: +1 844 836 8738

International participants: +1 412 317 5430

Code: Ultrapar

IR Contact

E-mail: invest@ultra.com.br

Telephone: + 55 11 3177 7014

Website: ir.ultra.com.br

Ultrapar Participações S.A.

UGPA3 = R$ 68.45/share (12/29/16)

UGP = US$ 20.74/ADR (12/30/16)

4Q16 and 2016 highlights

✓     ULTRAPAR’S EBITDA REACHES R$ 1.1 BILLION IN 4Q16 AND R$ 4.2 BILLION IN 2016, A 5% DROP FROM 4Q15 WHEN WE HAD A STRONG COMPARISON BASE, AND 7% UP OVER 2015.

✓     ULTRAPAR’S NET EARNINGS REACH R$ 436 MILLION IN 4Q16 AND R$ 1,571 MILLION IN 2016, 12% DROP FROM 4Q15 AND 4% UP OVER 2015.

✓     ULTRAPAR’S CAPEX TOTALED R$ 1.9 BILLION IN 2016.

✓     COMPLEMENTARY DIVIDEND DISTRIBUTION OF R$ 473 MILLION APPROVED, RESULTING IN A TOTAL DIVIDEND DISTRIBUTION OF R$ 907 MILLION IN 2016, 4% GROWTH OVER 2015.

“In our nearly 80 years of history, the year 2016 was very special. We posted positive results and implemented important strategic initiatives, despite the challenges in the political and economic environment. We announced the signing of the agreements to acquire Ale and Liquigas, both subject to approval by the Brazilian Anti-Trust Authority, as well as the creation of a new lubricants company in partnership with Chevron. Furthermore, we started the construction of a new Oxiteno plant in Texas, indicative of our expansion program in the US, we accelerated the expansion of Extrafarma, and we expanded our operating efficiency programs at all businesses with ongoing improvements to our processes. We remain confident in the potential of growth and value creation of our businesses, and in the execution capability of our team. In 2017, we plan to invest more than R$ 2 billion which combined with the initiatives already announced, will prepare the company for a new growth cycle in the coming years”.

Thilo Mannhardt – CEO

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The information of Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated information of Ultrapar. In addition, the financial and operational information presented in this document is subject to rounding off and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT— Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA starting from net earnings is presented below:

R$ million	4Q16	4Q15	3Q16	Δ (%) 4Q16v4Q15	Δ (%) 4Q16v3Q16	2016	2015	Δ(%) 2016v2015
Net earnings	435.6	496.8	380.1	(12%)	15%	1,570.6	1,513.0	4%
(+) Income and social contribution taxes	201.3	247.1	172.6			700.0	734.3
(+) Financial expenses (income), net	201.4	161.8	202.2			842.6	703.3
(+) Depreciation and amortization	283.7	271.2	274.5			1,103.5	1,002.6
EBITDA	1,122.0	1,176.9	1,029.3	(5%)	9%	4,216.7	3,953.3	7%

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Summary of 4th Quarter 2016

Ultrapar – Consolidated data	4Q16	4Q15	3Q16	Δ (%) 4Q16v4Q15	Δ (%) 4Q16v3Q16	2016	2015	Δ (%) 2016v2015
Net sales and services	19,085	20,580	19,445	(7%)	(2%)	77,353	75,655	2%
Gross profit	1,816	1,946	1,783	(7%)	2%	7,010	6,722	4%
Operating profit	836	911	753	(8%)	11%	3,106	2,962	5%
EBITDA	1,122	1,177	1,029	(5%)	9%	4,217	3,953	7%
Net earnings¹	436	497	380	(12%)	15%	1,571	1,513	4%
Earnings attributable to Ultrapar per share²	0.80	0.91	0.70	(12%)	16%	2.88	2.76	4%
Amounts in R$ million (except for EPS)
¹	Under IFRS, consolidated net earnings include net earnings attributable to non-controlling shareholders of the controlled companies.
²	Calculated based on the weighted average number of shares over the period, net of shares held in treasury.

Ipiranga – Operational data	4Q16	4Q15	3Q16	Δ (%) 4Q16v4Q15	Δ (%) 4Q16v3Q16	2016	2015	Δ (%) 2016v2015
Total volume (000 m³)	5,690	6,588	5,935	(14%)	(4%)	23,507	25,725	(9%)
Diesel	2,713	3,342	3,072	(19%)	(12%)	11,932	13,096	(9%)
Gasoline, ethanol and NGV	2,890	3,158	2,762	(8%)	5%	11,208	12,249	(9%)
Other³	87	88	101	(2%)	(14%)	367	380	(3%)
³	Fuel oils, arla 32, kerosene, lubricants and greases.

Oxiteno – Operational data	4Q16	4Q15	3Q16	Δ (%) 4Q16v4Q15	Δ (%) 4Q16v3Q16	2016	2015	Δ (%) 2016v2015
Total volume (000 tons)	173	167	200	4%	(13%)	738	725	2%
Product mix
Specialty chemicals	151	142	169	6%	(11%)	613	618	(1%)
Glycols	22	24	31	(8%)	(27%)	125	107	17%
Geographical mix
Sales in Brazil	124	122	145	2%	(15%)	529	522	1%
Sales outside Brazil	49	45	55	10%	(10%)	209	203	3%

Ultragaz – Operational data	4Q16	4Q15	3Q16	Δ (%) 4Q16v4Q15	Δ (%) 4Q16v3Q16	2016	2015	Δ (%) 2016v2015
Total volume (000 tons)	440	413	467	7%	(6%)	1,760	1,697	4%
Bottled	304	287	315	6%	(4%)	1,197	1,168	3%
Bulk	136	126	152	8%	(10%)	563	529	6%

Ultracargo – Operational data	4Q16	4Q15	3Q16	Δ (%) 4Q16v4Q15	Δ (%) 4Q16v3Q16	2016	2015	Δ (%) 2016v2015
Effective storage[4] (000 m³)	685	615	683	11%	0%	672	655	3%
[4]	Monthly average.

Extrafarma – Operational data	4Q16	4Q15	3Q16	Δ (%) 4Q16v4Q15	Δ (%) 4Q16v3Q16	2016	2015	Δ (%) 2016v2015
Gross revenues (R$ million)	460	359	433	28%	6%	1,674	1,417	18%
Number of drugstores (end of period)	315	254	293	24%	8%	315	254	24%

Macroeconomic indicators	4Q16	4Q15	3Q16	Δ (%) 4Q16v4Q15	Δ (%) 4Q16v3Q16	2016	2015	Δ (%) 2016v2015
Average exchange rate (R$/US$)	3.29	3.84	3.25	(14%)	1%	3.49	3.33	5%
Brazilian interbank interest rate (CDI)	3.2%	3.4%	3.5%			14.0%	13.2%
Inflation in the period (IPCA)	0.7%	2.8%	1.0%			6.3%	10.7%

3

Highlights

✓	Dividend distribution of R$ 473 million approved – The Board of Directors of Ultrapar approved today a dividend payment of R$ 473 million, equivalent to R$ 0.87 per share, to be paid from March 10, 2017 onwards. This distribution, added to the dividends distributed in August 2016, comes to a total of R$ 907 million, representing a dividend yield of 2.5% on Ultrapar’s average share price in 2016. The total of dividends declared in 2016 is 4% higher than the amount declared in 2015, and reflects the growth of company’s results in the last years and its cash generation.

✓	2017 investment plan – Ultrapar’s investment plan for 2017 approved by the Board of Directors, excluding acquisitions, amounts to R$ 2,174 million, which demonstrates the continuity of good opportunities to grow through increased scale and productivity gains, as well as modernization of existing operations.

✓	Ultra is knowledge for its sustainability initiatives – Ultrapar was considered one of the model companies in corporate social responsibility in retail by “Guia EXAME Sustentabilidade 2015” (2015 Sustainability Guide from EXAME Magazine). The edition highlighted Ipiranga’s “Saúde na Estrada” (Health on the Road) program, aimed at truck drivers and the population living along the surroundings of highways. Other business initiatives were also mentioned: Oxiteno in 2015 returned nearly 98% of all the water used in its processes to the environment and, through a truck trailer, Ultragaz took a mobile cinema to 125 thousand people in 22 different states between 2008 and 2014. In January, Ultra was recognized for its responsible environmental management practices by CDP (Carbon Disclosure Program), an international, not-for-profit organization providing a global system for companies and cities to measure, disclose, manage and share information on their environmental performance.

Executive summary of the results

The Brazilian macroeconomic scenario in 4Q16 did not present the improvement expected by the market on the previous quarter. Economic activity contracted once again and business confidence declined. Labor market data showed a continued high unemployment rate, at 12.0% in December 2016, with effective household incomes trending down during the period. However, inflation rates have been gradually declining since the second half of the year, paving the way for a reduction in base interest rates at the end of 2016, the year-end rate standing at 13.75% compared to 14.25% at the end of 2015. Average exchange rate R$/US$ was 14% stronger year-over-year and depreciated by 1% quarter-over-quarter. In the international markets, the average oil price (Brent) was US$50/barrel, an increase from US$43/barrel in the 4Q15 and from US$46/barrel in 3Q16. In the retail pharmacy sector in the Northern and Northeastern regions of Brazil, according to data from members of Abrafarma (the Brazilian Association of Pharmacies and Drugstores), sales increased by 1%.

4

Ipiranga’s sales volume decreased by 14% compared to 4Q15, reflecting the Brazilian economic recession, deterioration of employment rates, and the increase in the relative prices of fuel compared to household income. Lower sales volume and a significant inventory gain in 4Q15 resulted in a 1% year-on-year decrease in Ipiranga’s EBITDA. Those effects softened by the company’s constant innovation strategy in services and convenience at service stations generating greater customer satisfaction and loyalty. Ipiranga ended 2016 with 7,563 service stations, an increase of 5% or 333 service stations, compared to 2015, of which 169 were added in 4Q16, net of withdrawals.

Oxiteno’s sales volume totaled 173 thousand tons, a 4% (7 thousand tons) increase compared to 4Q15, with a 6% increase on the volume of sales of specialty chemicals, particularly positive in the agrochemical, automotive fluids, and coatings segments in Brazil. Growth in sales volume was offset by the effects of the exchange rates, with a 14% stronger Real against the US Dollar, and by the of certain raw materials, which were more favorable in 4Q15 and unfavorable in 4Q16, resulting in an EBITDA of R$ 45 million, 75% down from 4Q15.

Ultragaz’s reached sales volume of 440 thousand tons in 4Q16, a 7% increase year-on-year, due to the addition of new resellers, resulting in a 6% increase in the bottled segment, as well as investments to capture new clients, which led to an 8% growth in bulk sales. Higher sales volume, as a result of commercial initiatives to capture new customers and resellers and the differentiation strategy based on innovation, resulted in an EBITDA of R$ 122 million in 4Q16, up 12% over 4Q15.

Ultracargo’s 4Q16 total average storage increased by 11% year-on-year due to increased fuel handling at the Suape, Aratu and Santos terminals. Ultracargo’s total EBITDA amounted to R$ 74 million in 4Q16, an increase of R$ 61 million year-on-year resulting from the growth in average storage, higher average tariff in all terminals, as a result of the adjustments and the spot operations of fuels and to insurance recoveries in 4Q16. On the same comparative basis, EBITDA excluding Santos increased by 24% due to increased average storage and tariff adjustments mentioned above.

Extrafarma ended 4Q16 with 315 stores, 24% (61 stores) more than in 4Q15. During 4Q16, Extrafarma opened 24 new stores. EBITDA totaled R$ 13 million in 4Q16, 52% year-over-year growth, mainly due to a 28% rise in gross revenues and initiatives to raise management standards in the retail pharmacy network. However, these factors were partially reduced by a larger number of newly opened stores, which are still in their ramp up phase, and by an extraordinary gain in inventory reported in 4Q15.

Ultrapar reported a consolidated EBITDA of R$ 1,122 million in 4Q16 and R$ 4,217 million for 2016, a 5% year-on-year reduction and a 7% year-on-year-growth, respectively. Net income for the 4Q16 was R$ 436 million, down by 12% year-on-year. In 2016, net income totaled R$ 1,571 million, up 4% over 4Q15.

Ipiranga

Operational performance – Ipiranga’s sales volume totaled 5,690 thousand cubic meters in 4Q16, 14% below 4Q15. Fuel sales volume for light vehicles (Otto cycle) decreased by 8% compared to 4Q15, despite the 2% growth in the light vehicle fleet, reflecting the economic conditions, worsening of employment rates and the increase in the cost of fuels’ share of wallet. Diesel volume decreased by 19% year-over-year on the back of a weak economy and lower market share in the wholesale segment. Compared to 3Q16, sales volume decreased by 4% but with an Otto cycle growth of 5%, due to seasonality effects between periods. In 2016, Ipiranga’s sales volume totaled 23,057 thousand cubic meters, down 9% from 2015.

5

Ipiranga – Sales volume (000 m³)

Net sales and services – Ipiranga’s net sales and services reached R$ 16,358 million in 4Q16, down 8% from 4Q15, due mainly to lower sales volume, offset by increased share of gasoline and resellers segment in the sales mix and the strategy of constant innovation in services and convenience in the service stations, generating greater customer satisfaction and loyalty. As compared to 3Q16, net sales decreased by 1% mainly due to lower sales volume, offset by the increased share of gasoline in sales mix. In 2016, net sales totaled R$ 66,407 million, up 2% over 2015.

Cost of goods sold – Ipiranga’s cost of goods sold totaled R$ 15,137 million in 4Q16, 9% decrease compared to 4Q15, mainly due to lower sales volume. The cost of goods sold decreased by 2% compared to 3Q16, mainly due to lower sales volume, offset by higher ethanol costs. In 2016, costs of goods sold amounted to R$ 61,877 million, up 1% over 2015.

Sales, general and administrative expenses – Ipiranga’s sales, general and administrative expenses totaled R$ 588 million in 4Q16, 4% increase over 4Q15, resulting from (i) higher expenses with marketing programs, (ii) the expansion of service stations and franchises network and (iii) higher expenses with studies and projects, partially offset by lower freight expenses due to lower sales volume and lower personnel expenses. Compared with 3Q16, SG&A expenses increased by 3%, mainly due to increased tax contingencies, offset by lower sales volume in 4Q16. In 2016, SG&A expenses totaled R$ 2,258 million, up 8% over 2015.

EBITDA – Ipiranga’s EBITDA amounted to R$ 863 million in 4Q16, down 1% over 4Q15, due to lower sales volume in 4Q16 and a significant inventory gain reported in 4Q15, which did not occur in 4Q16. Such effects were offset by the strategy of constant innovation in services and convenience in the service stations, generating greater customer satisfaction and loyalty, and by the movements in fuels costs. Compared with 3Q16, Ipiranga’s EBITDA increased by 9% despite the lower volume reported, due to (i) the strategy of constant innovation in services and convenience in the service stations, generating greater customer satisfaction and loyalty, (ii) the concentration of merchandising revenue, typical of the fourth quarter and (iii) movements in fuels costs. EBITDA in 2016 totaled R$ 3,080 million, up 11% over 2015.

Oxiteno

Operational performance – Oxiteno’s sales volume totaled 173 thousand tons, 4% (7 thousand tons) increase compared to 4Q15. Sales volume of specialty chemicals were 6% higher, mainly in the segments of agrochemical, automotive fluids and coatings segments. Commodities sales volume decreased by 8% due to a scheduled maintenance stoppage at the Camaçari petrochemical complex in November 2016. Sales volume was 13% (27 thousand tons) lower compared to 3Q16, due the typical seasonality on specialty chemicals sales and effects of the scheduled stoppage over glycol sales. In 2016, sales volume totaled 738 thousand tons, up 2% from 2015.

6

Oxiteno – Sales volume (000 tons)

Net sales and services – Oxiteno’s net sales and services totaled R$ 832 million in 4Q16, down 23% from 4Q15, due to a 14% stronger Real against the US Dollar and to a 14% lower average price in US Dollars, mainly as a result of lower commodities prices. As compared to the previous quarter, net sales and services decreased by 13%, mainly resulting from lower sales volume. In 2016, net sales and services reached R$ 3,701 million, down 9% from 2015.

Cost of goods sold – Oxiteno’s 4Q16 cost of goods sold totaled R$ 664 million, down 11% year-on-year, due to a 14% stronger Real against the US Dollar and lower personnel expenses, offset by higher sales volume and higher prices of certain raw materials. Compared with 3Q16, cost of goods sold decreased by 10% due to lower sales volume, partially offset by higher raw material prices. In 2016, cost of goods sold reached R$ 2,782 million, down 1% from 2015.

Sales, general and administrative expenses – Oxiteno’s sales, general and administrative expenses totaled R$ 163 million in 4Q16, down 21% from 4Q15, mainly due to lower personnel expenses and the effect of the stronger Real on logistics and international units’ expenses. SG&A was 4% higher compared with 3Q16, mainly due to higher studies and projects expenses, compensated by lower freight expenses, as a result of lower sales volume. In 2016, SG&A amounted to R$ 616 million, down 11% over 2015.

EBITDA – EBITDA in 4Q16 totaled R$ 45 million, a 75% decrease compared to 4Q15, mainly due to (i) the foreign exchange rate level, with a 14% stronger Real (R$ 0.55/US$) against the US Dollar, (ii) the relevance of the growth in the costs of certain raw materials, which were favorable in 4Q15 and unfavorable in 4Q16, and (iii) weaker commodities prices, despite higher volume sold. Compared to 3Q16, EBITDA decreased by 54%, mainly due to lower sales volume and commodities prices and higher studies and projects expenses. EBITDA for 2016 was R$ 459 million, 38% below the previous year’s EBITDA.

7

Ultragaz

Operational performance – In 4Q16, Ultragaz reached sales volume of 440 thousand tons, up 7% over the 4Q15. The bottled segment showed a 6% growth due to investments to add new resellers. In the bulk segment, sales volume grew by 8% compared to 3Q16, mainly as a result of investments made to capture new customers, notably in the industrial and residential condominium segments. As compared to the previous quarter, volume sold decreased by 6%, mainly derived from the seasonality between periods and lower number of working days. In 2016, Ultragaz’s sales volume reached 1,760 tons, 4% more than in 2015.

Ultragaz – Sales volume (000 tons)

Net sales and services – In 4Q16, Ultragaz posted net sales and services of R$ 1,379 million, up 10% from 4Q15 due to (i) higher sales volume, (ii) the increase in the cost of LPG by Petrobras in December 2015 and December 2016, (iii) increased share of the bulk segment in sales mix and (iv) the differentiation and innovation strategy. As compared to 3Q16, net sales and service decreased by 2%, mainly due to lower sales volume, offset by the increase in the cost of LPG by Petrobras in December 2016. In 2016, net sales and services reached R$ 5,366 million, up 16% from 2015.

Cost of goods sold – Ultragaz’s cost of goods sold amounted to R$ 1,138 million in 4Q16, a 10% increase compared to 4Q15, mainly because of (i) higher sales volume, (ii) the increase in the cost of LPG and (iii) higher unitary freight costs, due to the increased costs with longer routes for sourcing products, offset by a below-inflation increase in fixed costs. As compared to 3Q16, cost of goods sold showed a 4% decrease due to a seasonal decrease in volume and to lower requalification of LPG bottles costs, partially compensated by the increase in the cost of LPG. In 2016, cost of goods sold totaled R$ 4,467 million, up 15% year-on-year.

Sales, general and administrative expenses – Ultragaz’s sales, general and administrative expenses amounted to R$ 161 million in 4Q16, up 10% from 4Q15, largely due to the effects of inflation on expenses and higher expenses with studies projects. Compared with 3Q16, SG&A decreased by 3% due to higher expenses with advertising and marketing in 3Q16 and lower expenses with studies and projects, partially offset by the collective labor agreement signed in September. In 2016, SG&A expenses totaled R$ 616 million, up 17% from 2015.

EBITDA – Ultragaz’s EBITDA reached R$ 122 million in 4Q16, up 12% from 4Q15, due to (i) higher sales volume, as a result of commercial initiatives to add new customers and resellers, (ii) the differentiation strategy based on innovation and (iii) below-inflation increase in fixed costs. EBITDA increased by 14% quarter-over-quarter, despite lower sales volume, largely due to Ultragaz’s innovation and differentiation strategy and lower marketing as well as studies and projects expenses. In 2016, Ultragaz’s EBITDA totaled R$ 447 million, a 25% increase compared with 2015.

8

Ultracargo

Operational performance – In 4Q16, Ultracargo’s total average storage increased by 11% compared to 4Q15 due to increased fuel handling in Suape, Aratu and Santos terminals. Compared to 3Q16, Ultracargo’s average storage remained stable. In 2016, average storage increased by 3% compared with 2015.

Ultracargo – Average storage (000 m³)

Net sales and services – Ultracargo’s net sales and services totaled R$ 97 million in 4Q16, a 33% increase year-over-year, due to the growth in average storage and tariffs, derived from tariff adjustment and spot fuel handling. Compared to 3Q16, net sales and services were 4% higher, mainly due to higher handling of fuels. In 2016, Ultracargo’s net sales and services totaled R$ 355 million, up 13% from 2015.

Cost of services provided – Ultracargo’s cost of services provided totaled R$ 54 million in 4Q16, a 26% increase compared to 4Q15 due to higher personnel expenses and higher maintenance costs in terminals. In addition, as from January 2016, some expenses were considered as costs, representing R$ 4 million in 4Q16. Compared to the previous quarter, costs of services provided increased by 12%, due to the same factors mentioned above. Cost of services provided for the full year of 2016 at Ultracargo reached R$ 199 million, up 31% from 2015.

Sales, general and administrative expenses – Ultracargo’s sales, general and administrative expenses in 4Q16 amounted to R$ 32 million, a 1% reduction compared to 4Q15 mainly due to expenses that were considered as costs as from January 2016, as mentioned in the costs discussion above, offset by higher personnel expenses. SG&A increased by 21% quarter-over-quarter, also mainly resulted of higher personnel expenses. In 2016, SG&A expenses were down by 1% compared to 2015.

Other operating results –In 4Q16, “Other operating results” reached net revenue of R$ 52 million, compared to a net revenue of R$ 4 million in 4Q15 and net expense of R$ 6 million in 3Q16. The 4Q16 amount includes insurance recoveries of R$ 74 million, offset by expenses related to the fire at the Santos terminal. In 2016, “Other operating results” totaled net revenue of R$ 71 million compared to net expense of R$ 79 million in 2015. For further information, please check Explanatory Note in our Financial Statements.

EBITDA – Ultracargo’s total EBITDA reached R$ 74 million in 4Q16, R$ 61 million higher compared to 4Q15, due mainly to (i) the growth in average storage and higher tariffs in all terminals, derived from tariff adjustments and spot fuel handling and (ii) insurance recoveries in 4Q16. In the same comparison, EBITDA excluding Santos operations increased by 24%, mainly due to growth in average storage and tariffs. EBITDA increased by R$ 51 million compared to 3Q16, mainly due to the insurance recoveries. Excluding the operations in Santos, Ultracargo’s EBITDA decreased by 35% due to higher personnel and maintenance expenses. Ultracargo’s EBITDA reached R$ 171 million in 2016, R$ 145 million increase over 2015.

9

Extrafarma

Operational performance – Extrafarma ended 4Q16 with 315 stores, 24% increase (71 openings and 10 closures) compared to 4Q15. By the end of 4Q16, 45% of the stores were under 3 years of operation compared to 37% in 4Q15. Compared to 3Q16, Extrafarma opened 24 new stores and closed two.

Extrafarma – Number and maturation profile of drugstores

Gross revenues – Extrafarma’s 4Q16 gross revenues totaled R$ 460 million, up 28% year-on-year, due to the 41% increase in retail sales excluding mobile phones, as a result of the increased average number of stores and the 29% increase in same store sales ex-mobile phones, partially offset by the effects of the weak economy, resulting in a 37% decrease in mobile phone sales. Compared with 3Q16, Extrafarma’s gross revenues increased by 6%, due to the increased average number of stores, and 7% increase in same store sales. In 2016, Extrafarma’s gross revenues were R$ 1,674 million, an 18% year-on-year growth.

Cost of goods sold and gross profit – Extrafarma’s cost of goods sold totaled R$ 290 million in 4Q16, a 37% increase in relation to 4Q15, mainly due to increased sales, the annual adjustment in the prices of medicines set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED) and to an extraordinary inventory gain in 4Q15. Gross profit reached R$ 143 million, up 13% from 4Q15, mainly due to growth in gross revenues in the retail segment. Compared to 3Q16, cost of goods sold increased by 2% and gross profit increased by 17% due to increased sales in the retail segment sales and industry funds, derived from the seasonality between periods. Extrafarma’s 2016 costs of goods sold amounted to R$ 1,072 million, up 19% from 2015, while gross profit increased by 16% to R$ 506 million.

Sales, general and administrative expenses – Extrafarma’s sales, general and administrative expenses totaled R$ 141 million in 4Q16, up 17% over 4Q15. This growth results from a 21% increase in the average number of drugstores, partially offset by the initiatives to raise the management standards in the retail pharmacy network, resulting in a below-inflation increase (ex-new stores). Extrafarma’s SG&A expenses grew by 11% quarter-over-quarter due to increased personnel expenses, as a result of the collective labor agreement and the opening of new stores. In 2016, Extrafarma’s SG&A expenses totaled R$ 511 million, up 20% from 2015.

EBITDA – Extrafarma’s EBITDA in 4Q16 totaled R$ 13 million, up 52% from 4Q15, mainly due to increased sales and initiatives to raise the management standards in the retail pharmacy network, partially offset by higher share of number of maturing stores and extraordinary effects in 4Q15. Extrafarma’s EBITDA increased by 108% compared to 3Q16, mainly due to the growth in gross revenues and industry funds received. In 2016, Extrafarma’s EBITDA totaled R$ 37 million, up 29% from 2015.

Ultrapar

Net sales and services – Ultrapar’s consolidated net revenues in 4Q16 decreased by 7% compared to 4Q15, reaching R$ 19,085 million, due to revenues decrease at Ipiranga and Oxiteno but attenuated by growth at Ultragaz, Ultracargo and Extrafarma. Ultrapar’s net revenue decreased by 2% quarter-over-quarter. In 2016, Ultrapar’s net revenue increased by 2% compared with 2015, totaling R$ 77,353 million.

10

EBITDA – Ultrapar’s consolidated EBITDA reached R$ 1,122 million in 4Q16, down by 5% from 4Q15, a reflection of the lower EBITDA at Ipiranga and Oxiteno. EBITDA increased by 9% quarter-over-quarter, on the back of an EBITDA growth at Ipiranga, Ultragaz, Ultracargo and Extrafarma. Ultrapar’s 2016 EBITDA totaled R$ 4,217 million, increasing 7% compared to the previous year.

EBITDA (R$ million)

Depreciation and amortization – Total cost and expenses with depreciation and amortization in 4Q16 was R$ 284 million, 5% above 4Q15 due to capex in the last 12 months, particularly investments made in the expansion of Ipiranga’s service station network. Total cost and expenses with depreciation and amortization reported a quarter-over-quarter increase of 3%. This same item for the full year 2016 was R$ 1,104 million, up 10% from 2015.

Financial results – Ultrapar’s net debt on December 31, 2016 was R$ 5.7 billion (1.36x LTM EBITDA) which compares to R$ 4.9 billion on December 31, 2015 (1.24x LTM EBITDA). The company reported net financial expenses of R$ 201 million in the 4Q16, an R$ 40 million increase compared to 4Q15, due to (i) the effects of the exchange rate fluctuations in the period and (ii) increased net debt, in line with the company’s growth, offset by lower interest rates. Net financial expenses were R$ 1 million lower than in 3Q16. Ultrapar posted net financial expenses of R$ 843 million for 2016, up 20% from 2015.

Net earnings – The company reported 4Q16 net earnings of R$ 436 million, a 12% year-over-year decrease due to the decline in EBITDA and higher net financial expenses. Net earnings increased by 15% quarter-over-quarter. In 2016, Ultrapar reported net earnings of R$ 1,571 million, up 4% from 2015.

Investments

Investments – Ultrapar demonstrated in 2016 the continuity of good opportunities to grow through increased scale and productivity gains, providing better service to a growing client’s base.

Total investments, net of disposals and repayments, totaled R$ 735 million in 4Q16, distributed as follows:

•	At Ipiranga, investments were R$ 464 million, mainly for expanding and maintenance of the service station and franchises network, involving a net addition of 169 new service stations to the network during the quarter.

•	At Oxiteno, investments were R$ 128 million, mainly for maintenance of the industrial units and allocated to the new ethoxylation plant in the United States.

11

•	At Ultragaz, investments were R$ 23 million, directed mainly to new clients in the bulk segment and to acquisition of LPG bottles.

•	At Ultracargo, investments were R$ 38 million, directed mainly to maintenance and modernization of the safety systems at the terminals.

•	At Extrafarma, investments were R$ 56 million, mainly in opening new stores and modernization of existing ones, and the new distribution center in Pará, in replacement of the previously existing one in that state.

R$ million	4Q16	2016	Total investments, net of disposals and repayments (R$ million)
Additions to fixed and intangible assets
Ipiranga	337	892
Oxiteno	128	288
Ultragaz	23	225
Ultracargo	38	79
Extrafarma	56	143
Total – additions to fixed and intangible assets¹	591	1,638
Financing to clients² – Ipiranga	128	173
Acquisition (disposal) of equity interest	17	47
Total investments, net of disposals and repayments	735	1,858

¹	Includes the consolidation of corporate IT services
²	Financing to clients is included as working capital in the Cash Flow Statement

In 2016, total capex, net of disposals and repayments reached R$ 1,858 million. Total investment at Ipiranga reached R$ 1,065 million, of which (i) R$ 429 million in the expansion of its distribution network (through the conversion of unbranded service stations, opening of new service stations and new customers) and am/pm and Jet Oil franchises focused on the Midwest, Northeast and North regions of Brazil, (ii) R$ 64 million in the expansion of its logistics infrastructure through the construction and expansion of logistics facilities, (iii) R$ 101 million in modernization largely in logistics facilities, and (iv) R$ 471 million in maintenance of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of the total amount invested, R$ 892 million were related to property, plant, equipment and intangible assets and R$ 173 million were related to the financing to clients, net of repayments. At Oxiteno, total 2016 investments were R$ 288 million, mainly due to the maintenance of its industrial units and for the new ethoxylation plant in the United States. Ultragaz invested R$ 225 million, allocated mainly in new clients in the bulk segment, replacement and acquisitions of bottles and maintenance of its bottling facilities. Investments at Ultracargo were R$ 79 million in 2016, mainly directed towards modernization of terminal safety systems and adaptation and maintenance of existing terminals infrastructures. Extrafarma invested R$ 143 million, mainly directed towards the opening of new drugstores and maintenance of the existing ones, as well as to the new Distribution Center in Pará, in replacement of the previously existing one in that state.

Ultrapar in capital markets

Ultrapar’s average daily trading volume on Bovespa and the NYSE was R$ 140 million during the 4Q16 and R$ 133 million in 2016, 8% and 3% lower than 4Q15 and 2015, respectively. The closing price of Ultrapar’s shares in 4Q16 was R$ 68.45/share on the BM&FBOVESPA, a 4% depreciation and 13% appreciation in the quarter and year respectively. For the same periods, the Ibovespa appreciated 3% and 39%, respectively. Ultrapar’s shares trading on the NYSE depreciated 5% and appreciated 36% in 4Q16 and 2016, respectively, while the Dow Jones Industrial Average stock index appreciated 8% in 4Q16 and 13% in 2016. Ultrapar ended the year with a market value of R$ 38 billion, up 13% over 2015. Since the IPO in 1999, the average annual return of shares was 23%.

12

Performance of UGPA3 vs. Ibovespa—4Q16 and 2016

(Base 100)

Average daily trading volume (R$ million)	Market value (R$ billion)

13

Outlook

While macroeconomic conditions still recommend caution, thanks to a strategy of differentiation combined with resilience and operational scale, Ultrapar and its businesses were able to report one more year of positive results. At Ipiranga, consistent investments for expanding the service station network and logistics infrastructure will continue to intensify the benefits of vehicle fleet growth in Brazil, albeit at a lower rate. In addition, Ipiranga will continue to implement initiatives, which differentiate it from the competition, based on the increased range of products, services and convenience offerings. This will be instrumental in enhancing, on one hand, customer loyalty while increasing the client base enjoying the benefits of higher value added products and services, on the other, whereas providing the reseller with gains from an additional source of income and differentiated positioning, thus maximizing the profitability of the value chain as a whole. Oxiteno will maintain its investments in innovation through the development of new products and partnerships with clients, as well as through further international expansion with investments in the ethoxylation plant in the United States. Ultragaz will remain dedicated to reaping the benefits from ramping up its investments in expanding the client base, in the continuous search for differentiation and in disciplined administration of costs and expenses, which will contribute to the evolution of results. Ultracargo, in turn, will focus efforts on resuming suspended operations in Santos, without ceasing to examine new business opportunities arising from demand for liquid bulk storage capacity in Brazil. At Extrafarma, we will maintain the accelerated expansion of the company, focusing on raise the management standards in the retail pharmacy network. The strategic derationing of our investments and diversification of our businesses is a reassurance of our outlook for further growth in results.

14

Forthcoming events

Conference call / Webcast: February 23, 2017

Ultrapar will be holding a conference call for analysts on February 23, 2017 to comment on the company’s performance in the fourth quarter of 2016 and outlook. The presentation will be available for download on the company’s website 30 minutes prior to the conference call.

Brazilian: 09:00 a.m. (US EST)

Telephone for connection: +55 11 2188 0155

Code: Ultrapar

International: 10:30 a.m. (US EST)

Participants in the US: 1 844 836-8738

Participants in Brazil: 0800 891 0015

Participants in other countries: +1 412 317-5430

Code: Ultrapar

WEBCAST live via Internet at ri.ultra.com.br. Please connect 15 minutes in advance.

.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company’s management. Words such as: “believe”, “expect”, “plan”, “strategy”, “prospects”, “envisage”, “estimate”, “forecast”, “anticipate”, “may” and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

15

Operational and market information

Financial focus	4Q16	4Q15	3Q16	2016	2015
EBITDA margin Ultrapar	5.9%	5.7%	5.3%	5.5%	5.2%
Net margin Ultrapar	2.3%	2.4%	2.0%	2.0%	2.0%
Focus on human resources	4Q16	4Q15	3Q16	2016	2015
Number of employees – Ultrapar	15,173	14,597	15,034	15,173	14,597
Number of employees – Ultragaz	3,610	3,603	3,640	3,610	3,603
Number of employees – Ipiranga	2,903	2,864	2,883	2,903	2,864
Number of employees – Oxiteno	1,903	1,806	1,899	1,903	1,806
Number of employees – Ultracargo	645	596	627	645	596
Number of employees – Extrafarma	5,670	5,269	5,541	5,670	5,269
Focus on capital markets	4Q16	4Q15	3Q16	2016	2015
Number of shares (000)	556,405	556,405	556,405	556,405	556,405
Market capitalization¹ – R$ million	38,308	36,863	40,307	37,933	35,693
BM&FBOVESPA	4Q16	4Q15	3Q16	2016	2015
Average daily volume (shares)	1,384,751	1,637,622	1,188,995	1,356,563	1,576,482
Average daily volume (R$ 000)	95,588	108,551	86,178	92,456	101,036
Average share price (R$/share)	69.0	66.3	72.5	68.2	64.1
NYSE	4Q16	4Q15	3Q16	2016	2015
Quantity of ADRs² (000 ADRs)	28,944	29,385	29,759	28,944	29,385
Average daily volume (ADRs)	646,830	661,194	617,573	594,273	554,041
Average daily volume (US$ 000)	13,391	11,385	13,766	11,784	10,511
Average share price (US$/ADR)	20.7	17.2	22.3	19.8	19.0
Total	4Q16	4Q15	3Q16	2016	2015
Average daily volume (shares)	2,031,581	2,298,816	1,806,568	1,950,837	2,130,523
Average daily volume (R$ 000)	139,879	152,305	130,869	132,999	136,671

.
[1]	Calculated based on the weighted average price in the period.
[2]	1 ADR = 1 common share.

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for Oxiteno’s margins on page 21, which are expressed in US Dollars and were obtained using the average exchange rate (commercial US Dollar rate) for the corresponding periods.

For additional information, please contact:

Investor Relations—Ultrapar Participações S.A.

+55 11 3177 7014

invest@ultra.com.br

http://www.ultra.com.br

16

ULTRAPAR

CONSOLIDATED BALANCE SHEET

In millions of Reais

	QUARTERS ENDED IN
	DEZ	DEZ	SET
	2016	2015	2016
ASSETS
Cash, cash equivalents and financial investments	5.686,7	3.506,2	3.160,3
Trade accounts receivable	3.502,3	3.167,2	3.273,9
Inventories	2.761,2	2.495,2	2.514,5
Taxes	541,8	628,8	529,3
Other	519,8	114,0	366,0

Total Current Assets	13.011,8	9.911,4	9.844,0

Investments	141,7	103,7	131,8
Property, plant and equipment and intangibles	9.159,6	8.732,8	8.855,8
Financial investments	15,1	467,0	9,8
Trade accounts receivable	227,1	152,2	184,9
Deferred income tax	417,4	559,0	577,3
Escrow deposits	778,8	740,8	772,0
Other	408,3	299,1	335,4

Total Non-Current Assets	11.148,0	11.054,7	10.867,0

TOTAL ASSETS	24.159,8	20.966,0	20.711,0

LIABILITIES
Loans, financing and debentures	2.475,6	1.097,9	1.766,6
Suppliers	1.709,7	1.460,5	1.098,5
Payroll and related charges	362,7	404,3	371,0
Taxes	311,0	385,7	213,3
Other	628,0	485,0	230,5

Total Current Liabilities	5.486,9	3.833,4	3.679,9

Loans, financing and debentures	8.941,5	7.803,8	7.242,0
Judicial provisions	727,1	684,7	703,0
Post-retirement benefits	119,8	112,8	117,9
Other	325,8	557,3	542,4

Total Non-Current Liabilities	10.114,3	9.158,5	8.605,3

TOTAL LIABILITIES	15.601,2	12.991,9	12.285,2

STOCKHOLDERS’ EQUITY
Capital	3.838,7	3.838,7	3.838,7
Reserves	5.023,8	4.354,2	4.359,4
Treasury shares	(483,9)	(490,9)	(483,9)
Others	149,0	243,0	680,0
Non-controlling interest	30,9	29,1	31,5

Total shareholders’ equity	8.558,6	7.974,1	8.425,8

TOTAL LIAB. AND STOCKHOLDERS’ EQUITY	24.159,8	20.966,0	20.711,0

Cash and financial investments	5.701,8	3.973,2	3.170,0
Debt	(11.417,1)	(8.901,6)	(9.008,5)

Net cash (debt)	(5.715,3)	(4.928,4)	(5.838,5)

17

ULTRAPAR

CONSOLIDATED INCOME STATEMENT

In millions of Reais (except per share data)

	QUARTERS ENDED IN			ACCUMULATED
	DEZ	DEZ	SET	DEZ	DEZ
	2016	2015	2016	2016	2015
Net sales and services	19,085.3	20,580.1	19,445.2	77,353.0	75,655.3
Cost of products and services sold	(17,269.5)	(18,633.8)	(17,662.3)	(70,342.7)	(68,933.7)

Gross profit	1,815.8	1,946.3	1,782.9	7,010.2	6,721.6
Operating expenses
Selling	(686.2)	(682.0)	(675.2)	(2,651.5)	(2,516.6)
General and administrative	(398.2)	(385.9)	(369.6)	(1,445.9)	(1,321.3)
Other operating income (expenses), net	108.9	34.9	14.5	199.0	50.6
Income from sale of assets	(4.1)	(2.0)	(0.1)	(6.1)	27.3

Operating income	836.2	911.3	752.5	3,105.7	2,961.5
Financial results
Financial income	172.1	117.0	120.2	513.2	426.4
Financial expenses	(373.6)	(278.8)	(322.4)	(1,355.8)	(1,129.8)
Equity in earnings (losses) of affiliates	2.1	(5.7)	2.3	7.5	(10.9)

Income before income and social contribution taxes	636.9	743.9	552.6	2,270.6	2,247.3

Provision for income and social contribution taxes
Current	(264.9)	(306.8)	(179.2)	(899.4)	(802.0)
Deferred	36.7	36.3	(12.8)	100.5	(14.8)
Benefit of tax holidays	26.9	23.4	19.4	98.9	82.4

Net Income	435.6	496.8	380.1	1,570.6	1,513.0

Net income attributable to:
Shareholders of Ultrapar	435.4	494.2	376.8	1,561.6	1,503.5
Non-controlling shareholders of the subsidiaries	0.2	2.6	3.3	9.0	9.5
EBITDA	1,122.0	1,176.9	1,029.3	4,216.7	3,953.3
Depreciation and amortization	283.7	271.2	274.5	1,103.5	1,002.6
Total investments, net of disposals and repayments	735.3	532.5	438.6	1,858.2	1,393.3
RATIOS
Earnings per share - R$	0.80	0.91	0.70	2.88	2.76
Net debt / Stockholders’ equity	0.67	0.62	0.69	0.67	0.62
Net debt / LTM EBITDA	1.36	1.25	1.37	1.36	1.25
Net interest expense / EBITDA	0.18	0.14	0.20	0.20	0.18
Gross margin	9.5%	9.5%	9.2%	9.1%	8.9%
Operating margin	4.4%	4.4%	3.9%	4.0%	3.9%
EBITDA margin	5.9%	5.7%	5.3%	5.5%	5.2%

18

ULTRAPAR

CONSOLIDATED CASH FLOW STATEMENT

In millions of Reais

	JAN - DEZ
	2016	2015
Cash Flows from (used in) operating activities	2,485.4	3,469.0
Net income	1,570.6	1,513.0
Depreciation and amortization	1,103.5	1,002.6
Working capital	(2.1)	(455.0)
Financial expenses (A)	735.6	1,849.9
Deferred income and social contribution taxes	(100.5)	14.8
Income from sale of assets	6.1	(27.3)
Cash paid for income and social contribution taxes	(644.2)	(422.0)
Other (B)	(183.6)	(7.1)
Cash Flows from (used in) investing activities	(1,685.2)	(1,375.2)
Additions to fixed and intangible assets, net of disposals	(1,637.9)	(1,334.2)
Acquisition and sale of equity investments	(47.3)	(41.1)
Cash Flows from (used in) financing activities	928.4	(2,520.7)
Debt raising	3,676.9	2,384.6
Amortization of debt / Payment of financial lease	(817.5)	(2,829.7)
Interest paid	(1,057.6)	(855.2)
Shares acquired by the Company kept in treasury	—	(388.7)
Related parties	(0.1)	—
Dividends paid (C)	(873.3)	(831.7)
Net increase (decrease) in cash and cash equivalents	1,728.7	(426.9)
Cash and cash equivalents at the beginning of the period (D)	3,973.2	4,400.1

Cash and cash equivalents at the end of the period (D)	5,701.8	3,973.2

(A)	Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.
(B)	Comprised mainly of noncurrent assets and liabilities variations net.
(C)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D)	Includes long term financial investments.

19

IPIRANGA

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	DEZ	DEZ	SET
	2016	2015	2016
OPERATING ASSETS
Trade accounts receivable	2,612.4	2,334.7	2,317.2
Trade accounts receivable - noncurrent portion	191.6	123.7	151.4
Inventories	1,649.7	1,490.5	1,452.1
Taxes	255.6	331.5	259.7
Other	391.5	270.3	365.2
Property, plant and equipment, intangibles and investments	4,195.0	3,996.7	4,035.0

TOTAL OPERATING ASSETS	9,295.7	8,547.5	8,580.6

OPERATING LIABILITIES
Suppliers	1,254.0	1,080.6	727.3
Payroll and related charges	122.6	125.8	112.2
Post-retirement benefits	104.2	96.3	99.5
Taxes	102.9	99.1	108.7
Judicial provisions	103.1	100.1	102.5
Other accounts payable	201.2	211.0	200.2

TOTAL OPERATING LIABILITIES	1,888.0	1,712.9	1,350.4

IPIRANGA

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	DEZ	DEZ	SET	DEZ	DEZ
	2016	2015	2016	2016	2015
Net sales	16,358.5	17,846.7	16,591.3	66,407.3	65,349.8
Cost of products and services sold	(15,137.1)	(16,609.8)	(15,423.7)	(61,877.4)	(61,236.8)
Gross profit	1,221.4	1,236.9	1,167.6	4,529.9	4,113.0
Operating expenses
Selling	(393.4)	(380.9)	(385.8)	(1,539.2)	(1,448.0)
General and administrative	(194.9)	(183.0)	(185.6)	(718.3)	(639.2)
Other operating income (expenses), net	49.1	33.6	18.4	114.3	100.2
Income from sale of assets	(0.6)	(0.8)	(0.3)	(3.1)	28.6
Operating income	681.5	705.8	614.4	2,383.6	2,154.6
Equity in earnings (losses) of affiliates	0.3	0.2	0.3	1.2	1.5
EBITDA	862.5	868.2	787.7	3,080.5	2,768.8
Depreciation and amortization	180.7	162.2	173.0	695.7	612.7
RATIOS
Gross margin (R$/m3)	215	188	197	193	160
Operating margin (R$/m3)	120	107	104	101	84
EBITDA margin (R$/m3)	152	132	133	131	108
EBITDA margin (%)	5.3%	4.9%	4.7%	4.6%	4.2%

20

OXITENO

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	DEZ	DEZ	SET
	2016	2015	2016
OPERATING ASSETS
Trade accounts receivable	439.7	468.5	510.4
Inventories	676.2	624.1	661.7
Taxes	109.4	91.4	101.3
Other	134.5	130.7	130.6
Property, plant and equipment, intangibles and investments	1,778.1	1,744.4	1,697.2

TOTAL OPERATING ASSETS	3,137.9	3,059.1	3,101.1

OPERATING LIABILITIES
Suppliers	167.0	153.0	178.9
Payroll and related charges	75.9	126.9	76.7
Taxes	34.4	45.6	33.2
Judicial provisions	112.1	104.0	112.0
Other accounts payable	46.1	46.5	33.2

TOTAL OPERATING LIABILITIES	435.4	476.0	434.0

OXITENO

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	DEZ	DEZ	SET	DEZ	DEZ
	2016	2015	2016	2016	2015
Net sales	831.6	1,086.3	956.1	3,700.7	4,082.5
Cost of goods sold
Variable	(542.1)	(586.0)	(616.8)	(2,299.5)	(2,274.9)
Fixed	(88.2)	(118.7)	(88.8)	(346.3)	(391.4)
Depreciation and amortization	(33.5)	(44.5)	(33.0)	(135.9)	(143.5)
Gross profit	167.8	337.0	217.5	919.0	1,272.7
Operating expenses
Selling	(67.6)	(97.4)	(70.4)	(275.2)	(346.6)
General and administrative	(95.2)	(107.4)	(85.8)	(341.2)	(344.3)
Other operating income (expenses), net	6.7	0.1	0.7	8.9	(1.6)
Income from sale of assets	(3.6)	(1.1)	(0.2)	(3.4)	(0.7)
Operating income	8.2	131.1	61.9	308.2	579.5
Equity in earnings (losses) of affiliates	0.1	0.3	0.3	1.0	2.0
EBITDA	45.1	180.1	98.6	458.9	739.8
Depreciation and amortization	36.9	48.8	36.4	149.7	158.3
RATIOS
Gross margin (R$/ton)	969	2,024	1,088	1,245	1,755
Gross margin (US$/ton)	294	527	335	357	527
Operating margin (R$/ton)	47	787	310	418	799
Operating margin (US$/ton)	14	205	95	120	240
EBITDA margin (R$/ton)	261	1,082	493	622	1,020
EBITDA margin (US$/ton)	79	282	152	178	306

21

ULTRAGAZ

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	DEZ	DEZ	SET
	2016	2015	2016
OPERATING ASSETS
Trade accounts receivable	287.5	224.0	276.3
Trade accounts receivable - noncurrent portion	35.2	28.2	33.1
Inventories	85.4	79.5	86.0
Taxes	67.4	56.1	64.4
Escrow deposits	199.9	200.5	202.4
Other	59.5	50.9	47.9
Property, plant and equipment, intangibles and investments	928.9	859.8	944.4

TOTAL OPERATING ASSETS	1,663.8	1,499.0	1,654.3

OPERATING LIABILITIES
Suppliers	51.1	45.1	50.9
Payroll and related charges	106.6	104.3	119.9
Taxes	5.6	7.0	7.5
Judicial provisions	104.3	99.3	103.5
Other accounts payable	49.6	36.1	32.1

TOTAL OPERATING LIABILITIES	317.3	291.8	313.8

ULTRAGAZ

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	DEZ	DEZ	SET	DEZ	DEZ
	2016	2015	2016	2016	2015
Net sales	1,378.8	1,248.1	1,411.1	5,365.5	4,621.2
Cost of sales and services	(1,137.9)	(1,032.0)	(1,180.4)	(4,467.2)	(3,884.6)
Gross profit	241.0	216.1	230.6	898.3	736.7
Operating expenses
Selling	(106.0)	(101.6)	(110.6)	(406.9)	(358.2)
General and administrative	(54.6)	(44.1)	(54.7)	(208.6)	(167.1)
Other operating income (expenses), net	1.2	0.5	1.5	4.0	2.7
Income from sale of assets	0.8	0.3	0.8	1.7	(0.1)
Operating income	82.4	71.1	67.6	288.4	213.9
Equity in earnings (losses) of affiliates	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)
EBITDA	122.2	108.6	107.5	446.6	357.0
Depreciation and amortization	39.8	37.5	39.9	158.2	143.2
RATIOS
Gross margin (R$/ton)	548	524	494	510	434
Operating margin (R$/ton)	187	172	145	164	126
EBITDA margin (R$/ton)	278	263	230	254	210

22

ULTRACARGO

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	DEZ	DEZ	SET
	2016	2015	2016
OPERATING ASSETS
Trade accounts receivable	33.3	24.6	38.9
Inventories	6.2	6.5	6.9
Taxes	0.5	6.9	4.1
Other¹	393.0	20.9	194.6
Property, plant and equipment, intangibles and investments	932.4	900.6	902.9

TOTAL OPERATING ASSETS	1,365.4	959.5	1,147.3

OPERATING LIABILITIES
Suppliers	37.7	17.7	16.6
Payroll and related charges	22.9	17.3	20.4
Taxes	8.1	4.0	5.5
Judicial provisions	25.4	13.6	10.7
Other accounts payable²	182.4	45.7	68.1

TOTAL OPERATING LIABILITIES	276.5	98.4	121.4

¹	Trade receivables - indemnification insurance company
²	Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui and payables - indemnification clients

ULTRACARGO

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	DEZ	DEZ	SET	DEZ	DEZ
	2016	2015	2016	2016	2015
Net sales	96.5	72.7	92.7	355.4	315.5
Cost of sales and services	(53.8)	(42.7)	(48.2)	(199.0)	(151.9)
Gross profit	42.7	30.0	44.5	156.4	163.6
Operating expenses
Selling	(2.2)	(2.2)	(1.5)	(7.1)	(7.4)
General and administrative	(29.3)	(29.6)	(24.5)	(92.6)	(93.2)
Other operating income (expenses), net	51.6	4.2	(6.2)	71.5	(78.8)
Income from sale of assets	(0.0)	0.0	(0.4)	(0.4)	(0.2)
Operating income	62.8	2.4	11.9	127.9	(16.1)
Equity in earnings (losses) of affiliates	(0.0)	0.0	0.2	(0.0)	0.7
EBITDA	73.8	12.9	23.0	171.2	26.3
Depreciation and amortization	11.0	10.5	10.9	43.4	41.7
RATIOS
Gross margin	44%	41%	48%	44%	52%
Operating margin	65%	3%	13%	36%	-5%
EBITDA margin	76%	18%	25%	48%	8%

23

EXTRAFARMA

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	DEZ	DEZ	SET
	2016	2015	2016
OPERATING ASSETS
Trade accounts receivable	139.7	117.7	133.7
Inventories	343.7	294.6	307.9
Taxes	95.5	79.8	79.7
Other	16.2	11.7	16.2
Property, plant and equipment, intangibles and investments¹	1,027.4	928.3	983.6

TOTAL OPERATING ASSETS	1,622.5	1,432.1	1,521.1

OPERATING LIABILITIES
Suppliers	203.8	158.1	123.6
Payroll and related charges	34.6	29.8	41.7
Taxes	18.7	11.8	2.9
Judicial provisions	58.7	60.3	59.3
Other accounts payable	11.7	17.7	11.4

TOTAL OPERATING LIABILITIES	327.6	277.8	238.8

¹	Includes the Goodwill as a result of the association w ith Extrafarma amounted to R$ 661.6 million. See note 3.b to financial statements as from December 31, 2015

EXTRAFARMA

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	DEZ	DEZ	SET	DEZ	DEZ
	2016	2015	2016	2016	2015
Gross revenues	460.4	358.9	432.8	1,674.3	1,417.3
Sales returns, discounts and taxes	(27.1)	(20.4)	(25.1)	(96.1)	(81.0)
Net sales	433.3	338.4	407.7	1,578.2	1,336.3
Cost of products and services sold	(290.4)	(212.2)	(285.2)	(1,071.9)	(900.9)
Gross profit	143.0	126.3	122.5	506.3	435.3
Operating expenses	(141.0)	(120.5)	(126.9)	(511.1)	(427.5)
Other operating income (expenses), net	0.3	(3.9)	0.0	0.2	(2.6)
Income from sale of assets	(0.8)	(0.3)	(0.1)	(1.0)	(0.2)
Operating income	1.4	1.5	(4.4)	(5.6)	5.0
EBITDA	13.2	8.7	6.4	37.1	28.7
Depreciation and amortization	11.8	7.2	10.8	42.7	23.7
RATIOS²
Gross margin (%)	31%	35%	28%	30%	31%
Operating margin (%)	0%	0%	-1%	0%	0%
EBITDA margin (%)	3%	2%	1%	2%	2%

²	Calculated based on gross revenues

24

ULTRAPAR PARTICIPAÇÕES S/A

LOANS

In millions of Reais - IFRS

LOANS	Balance in December/2016[1]							Index/ Currency	Weighted average interest rate (% p.y.)²	Maturity
	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma	Ultrapar Parent Company / Other	Ultrapar Consolidated
Foreign Currency
Notes[5]	—	—	—	—	—	2,412.1	2,412.1	US$	+5,3	2026
Foreign loan[3]	942.5	—	—	—	—	—	942.5	US$ + LIBOR	+0,7	2017 to 2018
Foreign loan[4]	486.5	—	—	—	—	—	486.5	US$	+2,1	2017 to 2018
Foreign loan	—	234.7	98.0	—	—	—	332.6	US$ + LIBOR	+1,4	2017 to 2018
Financial institutions	—	195.0	—	—	—	—	195.0	US$ + LIBOR	+3,0	2019 to 2021
Advances on Foreign Exchange Contracts (ACC)	—	111.1	—	—	—	—	111.1	US$	+3,0	< 219 days
Financial institutions	—	109.9	—	—	—	—	109.9	US$	+2,7	2017
Advances on Foreign Exchange Contracts (ACE)	—	32.6	—	—	—	—	32.6	US$	+2,7	< 82 days
Financial institutions	—	24.6	—	—	—	—	24.6	MXN	+6,6	2017
Financial institutions	—	9.6	—	—	—	—	9.6	MX$ + TIIE	+1,0	2017
BNDES	0.1	7.0	—	—	—	—	7.1	US$	+6,0	2017 to 2020
Financial institutions	—	0.4	—	—	—	—	0.4	Bs$	+24,0	2017
Subtotal	1,429.1	724.8	98.0	—	—	2,412.1	4,663.9
Local Currency
Banco do Brasil floating rate	2,956.5	—	—	—	—	—	2,956.5	CDI	107.4	2017 to 2022
Debentures IPP	1,914.5	—	—	—	—	—	1,914.5	CDI	107.1	2017 to 2021
Debentures – 5th issuance	—	—	—	—	—	832.4	832.4	CDI	108.3	2018
BNDES	126.3	44.0	103.2	34.1	—	—	307.6	TJLP	+2,4	2017 to 2021
Export Credit Note floating rate	—	158.8	—	—	—	—	158.8	CDI	101.5	2018
BNDES	35.9	7.5	28.0	—	—	—	71.4	SELIC	+2,3	2017 to 2021
BNDES EXIM	—	62.1	—	—	—	—	62.1	TJLP	+3,5	2018
Research and projects financing (FINEP)	16.6	32.0	—	—	—	—	48.7	R$	+4,0	2017 to 2021
Financial leasing	—	—	48.6	—	—	—	48.6	IGPM	+5,6	2017 to 2031
Banco do Nordeste do Brasil	—	19.9	—	27.2	—	—	47.1	R$	+8,5	2017 to 2021
BNDES	27.8	2.5	9.1	0.4	0.4	—	40.3	R$	+5,5	2017 to 2022
Research and projects financing (FINEP)	2.1	30.3	2.3	—	—	—	34.6	TJLP	+0,9	2017 to 2023
BNDES EXIM	—	28.1	—	—	—	—	28.1	SELIC	+3,9	2018
Financial leasing floating rate	—	—	—	—	0.1	—	0.1	CDI	+2,8	2017
Agency for Financing Machinery and Equipment (FINAME)	—	—	—	—	0.1	—	0.1	TJLP	+5,7	2017 to 2022
Financial leasing fixed rate	—	—	—	—	0.0	—	0.0	R$	+15,6	2017
Subtotal	5,079.8	385.1	191.1	61.8	0.7	832.4	6,550.8
Unrealized losses on swaps transactions	151.3	50.9	0.1	0.0	—	—	202.4
Total	6,660.2	1,160.8	289.2	61.8	0.7	3,244.5	11,417.1
Composition per maturity
Up to 1 year	1,758.1	580.7	52.0	26.8	0.4	57.5	2,475.6
From 1 to 2 years	1,935.0	321.8	139.7	12.0	0.1	794.7	3,203.4
From 2 to 3 years	1,598.8	56.8	39.8	8.9	0.1	(5.5)	1,699.0
From 3 to 4 years	527.6	145.6	18.0	8.5	0.0	(5.8)	694.0
From 4 to 5 years	503.9	46.7	4.1	5.5	0.0	(6.1)	554.2
Thereafter	336.7	9.1	35.6	—	0.0	2,409.6	2,791.0
Total	6,660.2	1,160.8	289.2	61.8	0.7	3,244.5	11,417.1

Libor = London Interbank Offered Rate / Bs = Bolivar / MX$ = Mexican Peso / TIIE = Mexican Interbank Interest Rate Even / CDI = interbank certificate of deposit rate / TJLP = basic financing cost of BNDES (set by National Monetary Council). On December 31, 2016, TJLP was fixed at 7.5% p.a. / IGPM = General Index of Market Prices / SELIC = base interest rate set by Brazilian Central Bank

	Balance in December/2016¹
	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma	Ultrapar Parent Company /Other	Ultrapar Consolidated
CASH AND LONG TERM INVESTMENTS	2,092.4	3,087.8	211.6	137.7	26.5	145.8	5,701.8

1	As provided in IAS 39, transaction costs incurred in obtaining financial resources were deducted from the value of the financial instrument.
2	Certain loans are hedged against foreign currency and interest rate exposure (see note 31 to financial statements).
3	For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 102.66% of CDI on average.
4	For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 100.63% of CDI on average.
5	These transactions were designated for hedge accounting (see Note 31 – Hedge Accounting).

25

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (01/2017)

Date, Time e Location:

February 22, 2017, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343 – 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Board of Directors, members of the Fiscal Council, pursuant to the terms of paragraph 3 of article 163 of the Brazilian Corporate Law (“Lei das Sociedades Anônimas”), all of whom undersigned these minutes, and Mr. Délio Leite Rocha, representative of Deloitte Touche Tohmatsu.

Decisions:

1.	To approve, after being examined and discussed, the financial statements of the Company, including the balance sheet and the management report for the fiscal year ended December 31, 2016, as well as the destination of net earnings for the year and the distribution of dividends, supported by the independent auditor’s report, and recommend its approval by the shareholders’ meeting.

2.	To approve, subject to the Annual General Shareholders’ Meeting’s approval, the following destination of net earnings for the year ended December 31, 2016, in the amount of R$ 1,561,584,779.95 (one billion, five hundred and sixty-one million, five hundred and eighty-four thousand, seven hundred and seventy-nine Reais and ninety-five cents), as described below:

a)	R$ 78,079,239.00 (seventy-eight million, seventy-nine thousand, two hundred and thirty-nine Reais) will be allocated to the legal reserve;

b)	R$ 576,238,395.15 (five hundred and seventy-six million, two hundred and thirty-eight thousand, three hundred and ninety-five Reais and fifteen cents) will be allocated to the statutory investment reserve; and

c)	R$ 907,267,145.80 (nine hundred and seven million, two hundred and sixty-seven thousand, one hundred and forty-five Reais and eighty cents) will be allocated to the payment of dividends to holders of common shares, of which R$ 434,618,992.00 (four hundred and thirty-four million, six hundred and eighteen thousand, nine hundred and ninety-two Reais) were paid as interim dividends as approved by the Board of Directors on August 10, 2016. The outstanding amount of the dividends approved herein, equivalent to R$ 472,648,153.80 (four hundred and seventy-two million, six hundred and forty-eight thousand, one hundred and fifty-three Reais and eighty cents), will be paid to shareholders from March 10, 2017, without remuneration or monetary adjustment. Shareholders are entitled to receive dividends equivalent to R$ 0.87 (eighty seven cents) per share.

The record dates for receiving the dividends approved herein will be March 1, 2017 in Brazil and March 6, 2017 in the United States of America. The Company’s shares will be traded “ex-dividend” on both the São Paulo Stock Exchange (BM&FBOVESPA) and the New York Stock Exchange (NYSE) from and including March 2, 2017 onwards.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on February 22nd, 2017)

3.	The members of the Board of Directors were updated on financing alternatives for the Company.

4.	The members of the Board of Directors were updated on strategic and expansion projects of the Company.

5.	The Board of Directors discussed the capital increase proposal submitted by the Executive Officers through the incorporation of the total amount recorded in the retained profit reserve, in the amount of R$ 1,333,065,504.08 (one billion, three hundred and thirty-three million, sixty-five thousand, five hundred and four Reais and eight cents), without the issuance of new shares, considering the complete execution of the capital budgets related to such reserve. The aforementioned proposal, with the consequent proposal of amendment of the Company’s Bylaws, has a favorable opinion from the Fiscal Council and will be submitted for shareholders’ appreciation upon the calling of the Extraordinary General Meeting to be held jointly with the Company’s Annual General Shareholders’ Meeting.

6.	The members of the Board examined and approved, in accordance with Ultrapar’s Investment Approval Policy, the proposal for investments in the expansion of the liquid bulk terminal in Itaqui port by Ultracargo, the Company’s liquid bulk storage business.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present, as well as by the members of the Fiscal Council.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

José Maurício Pereira Coelho

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Pedro Wongtschowski

Members of the Fiscal Council:

Flavio César Maia Luz

Mario Probst

Nilson Martiniano Moreira

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE FISCAL COUNCIL’S MEETING (03/2017)

Date, Time and Location:

February 22, 2017, at 2 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luis Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Fiscal Council, under signed.

Discussed and approved matters:

1.	The members of the Fiscal Council unanimously expressed a favorable opinion about the Company’s financial statements and management report for the year 2016, as well as the proposal for the destination of net earnings of the year and distribution of dividends to shareholders under the terms presented by the Company’s management.

2.	Pursuant to legal requirements and to the Internal Bylaws of the Fiscal Council, having examined the matters at the meeting held on February 17, 2017 and based on the unqualified opinion of the independent auditors, dated February 22, 2017, the Fiscal Council issued its report, as attached (Annex A).

3.	The members of the Fiscal Council unanimously expressed a favorable opinion about the proposal, submitted by the Executive Officers, of capital increase, without issuance of new shares, through the incorporation of the total amount recorded in the retained profit reserve and, in compliance with the duties assigned by the item III of article 163 of Law nr 6,404/76, issued the report, as attached in Annex B.

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were read, approved and signed by all the members present.

Flavio César Maia Luz	Mario Probst
Nilson Martiniano Moreira

(Minutes of the Fiscal Council’s meeting of Ultrapar Participações S .A., held on February 22, 2017)

ANNEX A

REPORT OF THE FISCAL COUNCIL

The Fiscal Council of Ultrapar Participações S.A., pursuant to legal and statutory provisions, analyzed the Management Report and the Financial Statements (parent company and consolidated) for the year ended December 31, 2016. Based on the assessment made and considering the report with an unqualified opinion by the independent auditors, Deloitte Touche Tohmatsu, dated February 22, 2017, the Fiscal Council attests that the mentioned documents, as well as the proposal for destination of net earnings for the period, including dividend distribution, are ready to be presented in the Annual General Shareholders’ Meeting.

(Minutes of the Fiscal Council’s meeting of Ultrapar Participações S .A., held on February 22, 2017)

ANNEX B

REPORT OF THE FISCAL COUNCIL

INCREASE IN THE COMPANY’S SHARE CAPITAL

The Fiscal Council of Ultrapar Participações S.A. (“Company” or “Ultrapar”), in compliance with the duties assigned by the item III of article 163 of Law nr 6,404/76, examined the proposal submitted by the Executive Officers, of capital increase, without issuance of new shares, through the incorporation of the total amount recorded in the retained profit reserve, in the amount of R$ 1,333,065,504.08 (one billion, three hundred and thirty-three million, sixty-five thousand, five hundred and four Reais and eight cents), considering the complete execution of the capital budgets related to such reserve. The aforementioned proposal, with the consequent proposal of amendment of the Company’s Bylaws, will be submitted for the shareholders’ appreciation in the Extraordinary General Meeting.

The members of the Fiscal Council, having verified that the matter is in compliance with the applicable legal, regulatory and statutory provisions, within the limits of their powers established by Law nr 6,404/76, expressed a FAVORABLE OPINION to its submission to the Extraordinary General Meeting to be held jointly with the Company’s Annual General Shareholders’ Meeting.

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

NOTICE TO SHAREHOLDERS

Distribution of dividends

We hereby inform that the Board of Directors of Ultrapar Participações S.A. (“Ultrapar”), at the meeting held today, approved the distribution of dividends, payable from the net earnings account for the fiscal year of 2016, in the amount of R$ 472,648,153.80 (four hundred and seventy-two million, six hundred and forty-eight thousand, one hundred and fifty-three Reais and eighty cents), to be paid from March 10, 2017 onwards, without remuneration or monetary adjustment.

Holders of common shares issued by Ultrapar as of the record dates informed below will receive the dividend of R$ 0.87 per share.

The record date to establish the right to receive the dividend will be March 1st, 2017 in Brazil, and March 6, 2017 in the United States of America. Therefore, from March 2, 2017 onwards, the shares will be traded “ex-dividend” on both the São Paulo Stock Exchange (BM&FBOVESPA) and the New York Stock Exchange (NYSE).

São Paulo, February 22, 2017.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2017

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(2016 Financial Report, 4Q16 and 2016 Earnings release, Board of Directors Minutes, Fiscal Council Minutes and Notice to Shareholders)